Form 20-F
period 2025-09-30
Platinum Analytics Cayman Ltd
filed 2026-01-30
CIK 2053033

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended September 30, 2025

OR

☐ TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐ SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report

For the transition period from ________ to ________

Commission file number: 001-42853

PLATINUM ANALYTICS CAYMAN LIMITED

(Exact name of Registrant as specified in its charter)

N/A

(Translation of Registrant’s name into English)

Cayman Islands

(Jurisdiction of incorporation or organization)

60 Anson Road, 17-01

Mapletree, Singapore 079914

(Address of principal executive offices)

Huiyi Zheng

Telephone: (86) 13701694870

60 Anson Road, 17-01

Mapletree, Singapore 079914

(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act.

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Class A Ordinary Shares, par value $0.0004 per share	PLTS	The Nasdaq Stock Market LLC

Securities registered or to be registered pursuant to Section 12(g) of the Act.

None

(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act.

None

(Title of Class)

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report.

As of September 30, 2025, the issuer had 11,205,435 Class A Ordinary Shares, par value $0.0004 per share, and 6,853,674 Class B Ordinary Shares, par value $0.0004 per share, issued and outstanding.

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

Yes ☐ No ☒

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.

Yes ☐ No ☒

Note - Checking the box above will not relieve any registrant required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 from their obligations under those Sections.

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

Yes ☒ No ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files).

Yes ☒ No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or an emerging growth company. See definition of “large accelerated filer,” “accelerated filer,” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☐	Accelerated filer	☐
Non-accelerated filer	☒	Emerging growth company	☒

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

*	The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☐

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant’s executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP ☒	International Financial Reporting Standards as issued by the International Accounting Standards Board ☐	Other ☐

*	If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow. Item 17 ☐ Item 18 ☐

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes ☐ No ☒

i

INTRODUCTION

Unless otherwise indicated, in this annual report on Form 20-F, the following terms shall have the meaning set out below:

● “Platinum BVI” are to Platinum Analytics Trading Technology Limited, a business company incorporated in the British Virgin Islands on March 14, 2017, and a directly wholly-owned subsidiary of our Company;

● “Class A Ordinary Shares” are to Class A ordinary shares of Platinum Analytics Cayman Limited, par value $0.0004 per share, each carrying one vote;

● “Class B Ordinary Shares” are to Class B ordinary shares of Platinum Analytics Cayman Limited, par value $0.0004 per share, each carrying 20 votes;

● “Company”, “Platinum Cayman”, “our Company”, “we”, “us”, or “our” means Platinum Analytics Cayman Limited, a company with limited liability incorporated in Cayman Islands on October 6, 2016;

● “Platinum Singapore” are to Platinum Analytics Singapore Pte. Ltd., a company incorporated in Singapore on May 27, 2017, and an indirectly wholly-owned subsidiary of the Company;

● “shares”, “Shares” or “Ordinary Shares” are to the Class A Ordinary Shares and Class B Ordinary Shares of Platinum Analytics Cayman Limited; and

● “we”, “us” or the “Company” are to Platinum Analytics Cayman Limited, and its subsidiaries.

Our business is conducted in Singapore through our Singapore subsidiary, Platinum Singapore, using both Singapore dollars, the currency of Singapore, and United States dollars. Our consolidated financial statements are presented in United States dollars. In this annual report, we refer to assets, obligations, commitments and liabilities in our consolidated financial statements in United States dollars. These dollar references are based on the exchange rate of Singapore dollars to United States dollars, where applicable, determined as of a specific date or for a specific period. Changes in the exchange rate will affect the amount of our obligations and the value of our assets in terms of United States dollars which may result in an increase or decrease in the amount of our obligations (expressed in dollars) and the value of our assets, including accounts receivable (expressed in dollars)

ii

FORWARD-LOOKING STATEMENTS

This annual report on Form 20-F contains forward-looking statements that are based on our management’s beliefs and assumptions and on information currently available to us. All statements other than statements of historical facts are forward-looking statements. These statements relate to future events or to our future financial performance and involve known and unknown risks, uncertainties and other factors that may cause our or our industry’s actual results, levels of activity, performance or achievements to be materially different from any future results, levels of activity, performance or achievements expressed or implied by these forward-looking statements.

You can identify forward-looking statements by terms such as “may,” “could,” “will,” “should,” “would,” “expect,” “plan,” “intend,” “anticipate,” “believe,” “estimate,” “predict,” “potential,” “project” or “continue” or the negative of these terms or other similar expressions. The forward-looking statements include, but are not limited to, statements about:

● future financial and operating results, including revenues, income, expenditures, cash balances and other financial items;

● our ability to execute our growth and expansion strategies, including the development and commercialization of our FX trading software development solutions, data analytics solutions and technology development solutions, and the operation of our spot FX trading platform;

● our ability to expand and maintain our customer base among financial institutions, including our ability to obtain new service engagements and retain existing customers;

● our ability to continue to innovate and enhance our software solutions, including integrating advanced technologies such as artificial intelligence and data analytics to meet customer needs;

● our ability to successfully deliver software development projects and provide ongoing software maintenance and other software related services in accordance with customer requirements and timelines;

● our expectations regarding demand for and market acceptance of our products and services, including our suite of FX trading and analytics solutions;

● current and future economic, market and political conditions, including trends in currency trade volumes, cross-border transaction activity and volatility in emerging market currencies;

● relevant government policies and regulations relating to our business, including our ability to operate our software development and spot FX trading platform businesses in compliance with applicable laws and regulatory expectations;

● foreign currency exchange rate fluctuations, including fluctuations between Singapore dollars and U.S. dollars, and their impact on our financial condition and results of operations;

● our capital requirements and our ability to raise any additional financing which we may require;

● competition in our industries; and

● other assumptions described in this annual report underlying or relating to any forward-looking statements.

You should read this annual report and the documents that we refer to in this annual report and have filed as exhibits to this annual report completely and with the understanding that our actual future results may be materially different from what we expect. Factors that may cause actual results to differ materially from current expectations include, among other things, those listed under the heading “Risk Factors” and elsewhere in this annual report. If one or more of these risks or uncertainties occur, or if our underlying assumptions prove to be incorrect, actual events or results may vary significantly from those implied or projected by the forward-looking statements. No forward-looking statement is a guarantee of future performance.

You should not rely upon forward-looking statements as predictions of future events. The forward-looking statements made in this annual report relate only to events or information as of the date on which the statements are made in this annual report. Except as required by law, we undertake no obligation to update or revise publicly any forward-looking statements, whether as a result of new information, future events or otherwise, after the date on which the statements are made or to reflect the occurrence of unanticipated events.

We would like to caution you not to place undue reliance on these forward-looking statements and you should read these statements in conjunction with the risk factors disclosed in “Item 3. Key Information—3.D. Risk Factors.” Those risks are not exhaustive. We operate in an evolving environment. New risks emerge from time to time and it is impossible for our management to predict all risk factors, nor can we assess the impact of all factors on our business or the extent to which any factor, or combination of factors, may cause actual results to differ from those contained in any forward-looking statement. We do not undertake any obligation to update or revise the forward-looking statements except as required under applicable law. You should read this annual report and the documents that we reference in this annual report completely and with the understanding that our actual future results may be materially different from what we expect.

iii

PART I

ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not applicable.

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3. KEY INFORMATION

A. Reserved

B. Capitalization and Indebtedness

Not applicable.

C. Reasons for the Offer and Use of Proceeds

Not applicable.

D. Risk Factors

An investment in our Class A Ordinary Shares involves a high degree of risk. Before deciding whether to invest in our Class A Ordinary Shares, you should consider carefully the risks described below, together with all of the other information set forth in this annual report on Form 20-F, including the section titled “Item 5. Operating and Financial Review and Prospects” and our consolidated financial statements and related notes. If any of these risks actually occurs, our business, financial condition, results of operations or cash flow could be materially and adversely affected, which could cause the trading price of our Class A Ordinary Shares to decline, resulting in a loss of all or part of your investment. The risks described below and in the documents referenced above are not the only ones that we face. Additional risks not presently known to us or that we currently deem immaterial may also affect our business. You should only consider investing in our Class A Ordinary Shares if you can bear the risk of loss of your entire investment.

Risks Related to Our Business

We may not be able to grow at the historical rate of growth, and if we fail to manage our growth effectively, our business may be materially and adversely affected.

We commenced our business following the establishment of the Company in October 2016 and have experienced a period of rapid but inconsistent growth in recent years. Our revenue grew by approximately 280.2% from $582,253 to $2,213,787 for the year ended September 30, 2023 and 2024, respectively, and we recorded a decrease in revenue of approximately 24.3%, from $2,213,787 to $1,675,239, for the year ended September 30, 2024 and 2025, respectively. We turned from a net loss for the year ended September 30, 2023 into a net income of $778,382 for the year ended September 30, 2024. For the year ended September 30, 2025, we recorded a net loss of $2,022,575. We anticipate continuing growth; however, we cannot assure you that we will grow at our historical rate of growth.

Our rapid growth has placed, and will continue to place, a significant strain on our management, personnel, systems and resources. To support growth, we will need to implement new and upgraded operational and financial systems, procedures and controls, including improvements to our accounting and other internal management systems. For example, our general and administrative expenses increased significantly from $597,780 in fiscal 2024 to $2,084,673 in fiscal 2025, and we incurred new selling and marketing expenses of $746,667 in fiscal 2025. These significant increases in operating expenses, coupled with a decline in revenue, were the primary drivers of our substantial net loss in fiscal 2025. We will also need to recruit, train, manage and motivate client relationship managers and other employees and manage relationships with an increasing number of clients.

Moreover, as we introduce new services or enter new markets, we may face unfamiliar market and operational risks and challenges that we may not be able to address successfully. If we are unable to manage our growth effectively, our business could be materially and adversely affected.

Our limited operating history and history of losses may not provide an adequate basis to judge our future prospects and results of operations.

We commenced our business in October 2016. As of September 30, 2025, we had an accumulated deficit of $10,764,802. We cannot assure you that our efforts to further develop our business will be successful. If our business fails to grow, our future prospects could be materially and adversely affected.

Although we recorded net income of $778,382 for the fiscal year ended September 30, 2024, we incurred net losses of $2,022,575 and $1,237,220 for the fiscal years ended September 30, 2025 and 2023, respectively. We cannot assure you that our results of operations will not be adversely affected for any future period. Our limited operating history makes prediction of future results difficult, and our past results should not be considered indicative of future performance.

As a result, you should consider our prospects in light of the risks and uncertainties that companies with limited operating histories face in a rapidly evolving and increasingly competitive market in Singapore.

We may not be able to manage future growth effectively.

If our business plans are successful, we may experience significant growth in a short period of time and may encounter scaling issues. If we grow rapidly, our financial, management and operating resources may not expand sufficiently to support that growth.

If we are unable to manage growth effectively, our costs may increase disproportionately, our revenues may stop growing or decline, and we may experience customer dissatisfaction. Any failure to manage growth could adversely impact our business and the value of your investment in our Class A Ordinary Shares.

We plan to incorporate AI technologies into some of our products and services, which may present operational and reputational risks.

As with many innovations, utilizing AI technology involves risks. Although we believe testing results for certain products are improving and show promise, no assurance can be provided that our use of AI will produce intended results. Even if it does, we cannot guarantee that AI will not produce errors in the future. AI, particularly generative AI, has been known to produce false or “hallucinatory” outputs.

AI can also present ethical issues and may subject us to new or heightened legal, regulatory, ethical, or other challenges. Controversial data practices by developers and end-users, or other factors adversely affecting public opinion of AI, could impair acceptance of AI solutions, including those incorporated into our products and services.

If the AI tools that we use are deficient, inaccurate, or controversial, we could incur operational inefficiencies, competitive harm, legal liability, brand or reputational harm, or other adverse impacts on our business and financial results.

In addition, regulation of AI is rapidly evolving worldwide, as legislators and regulators increasingly focus on these technologies. AI and its uses are subject to a variety of laws and regulations, including those relating to intellectual property, data privacy and security, consumer protection, competition, and equal opportunity, and are expected to be subject to increased regulation and new laws or new applications of existing laws and regulations. For example, in the United States, President Biden issued an Executive Order on Safe, Secure and Trustworthy Artificial Intelligence in October 2023, establishing new standards and directing agencies to take additional actions.

Because these regulatory frameworks evolve rapidly, we may become subject to new laws and regulations in Singapore, the United States, or elsewhere that may affect the legality, profitability, or sustainability of our business. We may be unable to predict all legal, operational, or technological risks relating to AI. Failure to comply with applicable requirements or guidance may also negatively affect our reputation.

Because AI technology is highly complex and rapidly developing, it is not possible to predict all legal, operational, or technological risks that may arise. Failure to respond appropriately to this evolving landscape may result in legal liability, regulatory action, or brand and reputational harm.

Our ability to successfully integrate AI technologies in our future product may be dependent on our access to specific third-party software and infrastructure and our business may be adversely impacted if we are unable to access such third-party software and infrastructure.

We may employ additional AI technologies in current or new products in the future. Our ability to continue to use these technologies at the scale we require may depend on access to third-party software and infrastructure. We cannot control the availability or pricing of third-party AI technologies, particularly in a competitive environment, and we may be unable to negotiate favorable economic terms with providers. If third-party AI technologies become incompatible with our solutions, become unavailable, or providers change terms unfavorably or terminate relationships with us, our products and services may become less appealing and our business may be harmed.

To the extent third-party AI technologies are provided as hosted services, disruptions, outages, or loss of information could disrupt our operations or solutions, damage our reputation, reduce confidence in our solutions, or result in legal claims or proceedings, and we may be unable to recover damages from the affected provider.

We may also license AI-enabled products to third parties for use in their own operations. We may not have insight into, or control over, third-party practices, and cannot guarantee that third parties will not use AI for improper purposes, including dissemination of illegal, inaccurate, defamatory, or harmful content, intellectual property infringement or misappropriation, bias or discrimination, cybersecurity attacks, data privacy violations, or to develop competing technologies, or that our preventive measures will be effective. Improper use by third parties could adversely affect our business, financial condition, reputation (and the reputations of our customers), and/or subject us to legal liability.

Some aspects of our future products and services may incorporate open-source AI technology, and our future use of open-source AI technology could negatively affect our business, results of operations, financial condition, and prospects.

Our future products and services may incorporate open-source AI technology, which may expose us to various risks. We may rely on contributions from external developer communities to maintain and update these technologies, creating uncertainty regarding availability, performance and development timelines. Discontinuation or delays in updates could require us to seek alternatives, increase costs, and disrupt operations.

Compliance with open-source licenses can be complex. Non-compliance could result in significant legal liability or require us to release proprietary code, which could undermine our competitive advantage.

Open-source AI technologies may also pose security and reliability concerns because their public nature may make vulnerabilities easier to discover and exploit. Security vulnerabilities or bugs could compromise product integrity, harm our reputation, reduce customer trust, and cause financial damage.

Open-source software may not always align with regulatory requirements in different jurisdictions, potentially exposing us to legal and compliance risks. Ensuring compliance with applicable laws and regulations adds complexity and could increase costs. We may also face intellectual property infringement claims that could lead to costly disputes and operational disruptions. Lack of control over external technologies and development could limit customization and responsiveness, adversely affecting our innovation capabilities and market position.

Our clients are subject to complex laws and regulations, and new laws or regulations and/or changes to existing laws or regulations could impact our clients and, in turn, materially and adversely impact our business or may reduce our profitability.

We provide technology solutions to clients in the financial services and FX trading industries, such as banks, financial institutions, and FX trading firms, which are generally subject to extensive regulation in Singapore and other jurisdictions. Accordingly, our technologies for FX trading and analytics are particularly sensitive to changes in laws and regulations governing these industries.

Changes in laws and regulations may impact our clients in ways that adversely affect us. New regulations applicable to our clients could change the quantity or format of, or eliminate the need for, certain services or products we offer. Certain products may be rendered incompatible or obsolete as a result of more stringent regulatory requirements. Regulatory actions that adversely affect a client’s business or financial condition could reduce demand for our products and services or lead clients to renegotiate agreements. Loss of business from larger clients could materially and adversely affect our revenues and results of operations.

We may fail to obtain and maintain licenses and permits which may in future be necessary for the conduct of our operations in Singapore, and our business may be materially and adversely affected as a result of any changes in the laws and regulations governing the industries in which we operate in Singapore.

While our existing scope of business does not require licenses or permits in Singapore, we may be required to obtain and maintain approvals, licenses, permits and filings if our scope of business changes. Whether such approvals are obtained may depend on compliance with applicable laws and regulations.

If we are unable to obtain, extend, alter or renew any required approvals, or if we are required to incur significant additional costs to do so, we may be unable to implement changes to our business scope and our future operations could be materially and adversely affected.

Our reputation and brand recognition is crucial to our business. Any harm to our reputation or failure to enhance our brand recognition may materially and adversely affect our business, financial condition and results of operations.

Our reputation and brand recognition, which depend on earning and maintaining the trust and confidence of high net worth and ultra-high net worth individuals or enterprises that are current or potential clients, are critical to our business. Our reputation and brand are vulnerable to many threats that may be difficult or impossible to control and costly or impossible to remediate.

Regulatory inquiries or investigations, lawsuits initiated by clients or other third parties, employee misconduct, perceptions of conflicts of interest and rumors, among other things, could substantially damage our reputation, even if baseless or satisfactorily addressed. For example, as disclosed elsewhere in this annual report, the Company has recently been subject to a trading suspension by the SEC and is under investigation by Nasdaq. Such events, regardless of their outcome, can cause significant harm to our reputation and brand.

Negative media publicity about the financial services industry generally, or quality issues affecting other firms in the industry (including competitors), may also negatively impact our reputation and brand. If we are unable to maintain a good reputation or enhance brand recognition, our ability to attract and retain clients, product providers and key employees could be harmed, and our business and revenues could be materially and adversely affected.

Our business is subject to risks related to lawsuits and other claims brought by our clients.

We are subject to lawsuits and other claims in the ordinary course of our business, including arbitration claims and lawsuits brought by clients. Actions against us may result in settlements, awards, injunctions, fines, penalties or other adverse outcomes, including reputational harm.

Our contracts with third-party product providers do not provide for indemnification of our costs, damages or expenses resulting from such claims. Even if we successfully defend these matters, defense may result in significant expense.

Predicting outcomes is inherently difficult, particularly where claimants seek substantial or unspecified damages or where proceedings are at an early stage. A substantial judgment, award, settlement, fine, or penalty could be materially adverse to our operating results or cash flows for a future period.

Failure to manage our liquidity and cash flows may materially and adversely affect our financial conditions and operating results. As a result, we may need additional capital, and financing may not be available on terms acceptable to us, or at all.

We had net cash used in operating activities of $869,355, $353,164, and $5,518,850 for the years ended September 30, 2023, 2024, and 2025, respectively. The significant use of cash in fiscal 2025 was primarily driven by a $3.6 million increase in prepayments to suppliers for system development, data collection, and marketing expenses, in addition to our $2.0 million net loss.

We cannot assure you that our business model will allow us to generate positive operating cash flows, given substantial expenses in relation to revenue at this stage. Inability to collect accounts receivable timely and sufficiently, or inability to offset expenses with adequate revenue, may adversely affect liquidity, financial condition and operating results.

Although we believe cash on hand from our recent IPO and anticipated cash flows from operating activities will be sufficient to meet anticipated working capital requirements and capital expenditures for the next 12 months, our significant cash burn rate from operations raises substantial doubt about our ability to sustain operations in the medium to long term without significant improvements in profitability or additional financing. We may need additional cash resources if business conditions change, or if we pursue investment, acquisition, capital expenditure or similar opportunities, or to substantially grow our business.

If our cash requirements exceed our available cash and cash equivalents, we may seek to issue equity or debt securities or obtain credit facilities. Equity issuances would dilute shareholders. Debt would increase fixed obligations and may impose covenants restricting operations. We cannot assure you that financing will be available in amounts or on terms acceptable to us, if at all.

We have made significant prepayments to suppliers, which exposes us to counterparty risk.

As of September 30, 2025, we had prepayments of $3,678,951, a significant increase from $56,552 as of September 30, 2024. This balance primarily represents prepaid expenses to various suppliers for system development, data collection, and marketing. Making substantial prepayments exposes us to the risk that our suppliers may fail to perform their obligations under our agreements. If a supplier fails to deliver the contracted services on time or at all, we may not be able to recover the prepaid amounts, which could result in a significant financial loss and adversely affect our business and financial condition.

Our business collects and processes consumer data, and the improper use, collection or disclosure of such data could subject us to significant reputational, financial, legal and operational consequences.

We collect, store and use personal data provided by customers and their representatives in the course of our business activities. The collection and use of personal data are governed by privacy and data protection laws and regulations in Singapore, including the Personal Data Protection Act 2012 . We are required to comply with applicable laws and regulations relating to the collection, use, storage, transfer, disclosure and security of personal data.

We face risks inherent in handling and protecting data, including protecting data hosted on our systems against attacks, fraud, or improper use by employees. Although we have implemented policies and security measures intended to prevent, detect, address and mitigate these risks, these threats may still materialize.

We also cannot guarantee the effectiveness of policies and measures undertaken by business partners and clients. If a client’s or partner’s security measures are compromised, customer information may be misappropriated or publicly disseminated, which may result in enforcement action against us, including fines, suspension of operations, or other penalties. Any failure or perceived failure by us, our clients or partners to comply with applicable data privacy laws may result in negative publicity, damage our reputation, cause clients to lose trust and stop using our technology, and require significant remediation costs. Any of these events could have a material adverse effect on our business and results of operations.

Privacy regulations continue to evolve and may be inconsistent across jurisdictions. Compliance may increase operating costs. Failure to comply may result in warnings, fines, criminal liability, orders to cease operations, and/or suspension of licenses and permits. As a result, our reputation may be harmed and our business, prospects, financial condition and results of operations could be materially and adversely affected.

We may not be able to prevent others from unauthorized use of our intellectual property, which could harm our business and competitive position.

We regard our copyrights, trademarks, domain names, know-how, proprietary technologies and similar intellectual property as critical to our success. We rely on a combination of intellectual property laws and contractual arrangements, including confidentiality and non-compete agreements, to protect proprietary rights.

We cannot ensure that our intellectual property rights will not be challenged, invalidated, circumvented or misappropriated, or that they will provide competitive advantages. Our business also partially relies on technologies developed or licensed by third parties, and we may not be able to obtain licenses and technologies on reasonable terms, or at all.

Third parties may obtain and use our intellectual property without authorization. Confidentiality, invention assignment and non-compete agreements may be breached. We may need to resort to litigation or other proceedings to enforce rights, which could be costly and divert management and financial resources. We cannot assure you that we will prevail. Trade secrets may be leaked or independently discovered by competitors.

Disputes may arise if employees or consultants use intellectual property owned by others in their work for us. Any failure to protect or enforce our intellectual property rights could have a material adverse effect on our business, financial condition and operating results.

We may be subject to intellectual property infringement claims, which may be expensive to defend and may disrupt our business and operations.

We cannot be certain that our operations or any aspects of our business do not or will not infringe or otherwise violate intellectual property rights held by third parties. We may from time to time be subject to proceedings and claims relating to intellectual property rights of others, in Singapore, the United States, or elsewhere.

If third-party claims are brought against us, we may be forced to divert resources to defend, regardless of merits. The application and interpretation of Singapore intellectual property laws and related procedures and standards are evolving and uncertain. If we were found to infringe rights of others, we may be subject to liability, prohibited from using certain intellectual property, required to pay licensing fees, or forced to develop alternatives. As a result, our business and operating results may be materially and adversely affected.

We operate in a competitive environment and face competition from existing and new industry players.

We operate in a competitive environment and our success depends to a large extent on our ability to compete with other industry players on, among other things, reputation, track record and customer service.

We cannot assure you that we will be able to compete effectively or adapt quickly to changing market conditions and trends. Failure to keep abreast of technological advancements and industry developments may result in inability to provide services as cost-effectively or efficiently as competitors, which may lead to loss of customers. Our business and results of operations may be adversely affected if competition intensifies. Any failure to remain competitive will adversely affect our business, financial condition and results of operations.

There is no assurance that we will be able to compete successfully in the future against existing or potential competitors or that our business, financial condition and results of operations will not be adversely affected by increased competition.

Competition for employees is intense, and we may not be able to attract and retain the qualified and skilled employees needed to support our business.

We believe our success depends on the efforts and talent of our employees, including Mr. Huiyi Zheng and Mr. Qihong Bao. Our future success depends on our ability to attract, develop, motivate and retain qualified and skilled employees.

Competition for highly skilled technical, risk management and financial personnel is intense. We may not be able to hire and retain personnel at compensation levels consistent with our structure. Some competitors for talent have greater resources and may offer more attractive employment terms.

We expect to invest time and expense in training employees, which may increase their attractiveness to competitors. If we fail to retain employees, we could incur significant expenses to hire and train replacements, and service quality and our ability to serve clients could be harmed, which could have a material adverse effect on our business.

Increases in labor costs in Singapore may adversely affect our business and results of operations.

Singapore has experienced increases in inflation and labor costs in recent years. Average wages are expected to continue to increase. In addition, we are required by Singapore laws and regulations to maintain statutory employee benefits and insurance and comply with labor protections. Government agencies may examine compliance, and failure to comply can result in criminal penalties.

We expect labor costs, including wages and benefits, to continue to increase. Unless we can control labor costs or pass increases through by increasing service fees, our financial condition and operating results may be adversely affected.

The growth of our business depends on our ability to successfully introduce new products and improve existing products.

Our growth depends in part on our ability to predict and respond to evolving customer demands and preferences. Developing and introducing innovative new products involves considerable costs. New products may not generate sufficient customer interest or sales to become profitable or to cover development and promotion costs and may negatively affect operating results and damage our reputation.

If we are not able to anticipate, identify, develop and market products to respond to customer requirements, or if new product introductions fail to gain acceptance, we may not grow as anticipated, sales may decline, and our business, financial condition and results of operations may be materially and adversely affected.

We do not have any business insurance coverage.

Currently, while we maintain worker’s injury insurance, we do not have business liability or disruption insurance to cover operations. We have determined that the costs and difficulty of obtaining such insurance on commercially reasonable terms make it impractical. Any uninsured disruptions may result in substantial costs and diversion of resources, which could adversely affect results of operations and financial condition.

We face risks related to natural disasters, health epidemics and other outbreaks, which could significantly disrupt our operations.

We are vulnerable to natural disasters and other calamities, including fire, floods, typhoons, earthquakes, power loss, telecommunications failures, break-ins, war, riots, terrorist attacks or similar events. Such events may cause server interruptions, system failures, platform failures or internet failures, which could cause loss or corruption of data, software or hardware malfunctions, and adversely affect our ability to provide products and services.

We depend on a limited number of customers for a significant portion of our revenue, and the loss of one or more of these customers could adversely affect our business.

We derive a substantial portion of our revenue from a limited number of customers. For the year ended September 30, 2025, our top two customers, Customer A and Customer C, accounted for approximately 84.9% and 12.1% of our revenue, respectively, for a combined total of 97.0%. For the year ended September 30, 2024, our top two customers accounted for a combined 99.1% of our revenue. As of September 30, 2025, Customer A also accounted for 91.8% of our net accounts receivable. The loss of any of our major customers, a significant reduction in their purchases, or a failure to collect our accounts receivable from them could have a material adverse effect on our business, financial condition, and results of operations.

We rely significantly on a key supplier that is controlled by our Chief Executive Officer, which exposes us to risks associated with related party transactions, potential conflicts of interest, and supplier concentration.

For the year ended September 30, 2025, purchases from Shanghai Borui Finance Information Limited (“Shanghai Borui”) accounted for $313,631, representing a significant portion of our cost of revenues. For the year ended September 30, 2024, purchases from Shanghai Borui accounted for $490,032, representing a significant portion of our cost of revenues and research and development expenses. For the year ended September 30, 2023, purchases from Shanghai Borui accounted for $398,509, also representing a significant portion of our costs. Furthermore, for the year ended September 30, 2025, another single supplier, Supplier A, accounted for 88.2% of our total purchases, indicating an extreme concentration of supplier risk that extends beyond related parties.

Shanghai Borui provides IT professional outsourcing services critical to our software development and R&D activities and is an entity controlled by Mr. Huiyi Zheng, our Chief Executive Officer.

Because our CEO controls Shanghai Borui, his interests as the controlling party of our key supplier may not always align with the best interests of our company or shareholders. Decisions regarding pricing, service levels and contract duration may be influenced by conflicts of interest. While we believe transactions have been conducted on terms comparable to those available in arm’s-length dealings, there is no guarantee this has been or will continue to be the case.

Our substantial reliance on Shanghai Borui and Supplier A makes us vulnerable to disruptions in their operations or changes in our relationship. Any interruption in service delivery, whether due to financial difficulties, operational issues, regulatory changes affecting them, or a decision to alter or terminate the relationship, could disrupt development, delay R&D initiatives, and harm our operations.

Risks Related to Our Corporate Structure

Our controlling shareholder has substantial influence over our company and his interests may not be aligned with the interests of our other shareholders.

As of the date of this annual report on Form 20-F, our founders, Huiyi Zheng and Qihong Bao (collectively, “Founders”), beneficially own an aggregate of approximately 100% of our issued and outstanding Class B Ordinary Shares and no Class A Ordinary Shares.

As a result of this substantial shareholding, our Founders have substantial influence over our business, including decisions regarding mergers, consolidations and the sale of all or substantially all of our assets, election of directors and other significant corporate actions. The Founders may take actions that are not in the best interests of us or other shareholders. This concentration of ownership may discourage, delay or prevent a change in control that could otherwise provide shareholders an opportunity to receive a premium, and might reduce the price of our Class A Ordinary Shares.

Our lack of effective internal controls over financial reporting may affect our ability to accurately report our financial results or prevent fraud which may affect the market for and price of our Class A Ordinary Share.

The SEC requires public companies to include a report of management on internal control over financial reporting. As a company with a limited history of public company operations, we had limited accounting personnel and resources for internal control over financial reporting.

Our management has concluded that our internal control over financial reporting was not effective as of September 30, 2025. Our independent registered public accounting firm has not conducted an audit of internal control over financial reporting.

We are required to maintain internal controls and have management perform periodic evaluations. Effective internal control over financial reporting is important to prevent fraud. If we do not have effective internal controls, our business, financial condition, results of operations and prospects, and the market for and trading price of our Class A Ordinary Shares, may be materially and adversely affected.

Because we historically had limited resources, we may not discover problems timely and investors could lose confidence in our financial reporting, harming our business and share price. The absence of effective internal controls may also make it more difficult to raise funds.

In connection with the audit of our consolidated financial statements for the fiscal year ended September 30, 2025, we and our independent registered public accounting firm identified material weaknesses in our internal control over financial reporting.

Additional material weaknesses or significant deficiencies may be identified in the future. If we identify such issues or are unable to produce accurate and timely financial statements, our share price may decline and we may be unable to maintain compliance with applicable listing rules.

Because we are a foreign private issuer and are exempt from certain Nasdaq corporate governance standards applicable to U.S. issuers, you will have less protection than you would have if we were a domestic issuer.

Nasdaq listing rules require listed companies to have, among other things, a majority of board members be independent. As a foreign private issuer, we are permitted to follow home country practice in lieu of certain requirements, or to comply within permitted transition periods. Cayman Islands corporate governance practice does not require a majority of the board to be independent. As a result, fewer board members may exercise independent judgment and board oversight may decrease. We intend to follow home country practice in lieu of the Nasdaq requirements with respect to certain corporate governance standards which may afford less protection to investors, including:

●	Rule 5620(a), pursuant to which each company listing common stock or voting preferred stock, or their equivalents, shall hold an annual meeting of shareholders no later than one year after the end of the issuer’s fiscal year-end.

●	Rule 5635(a), pursuant to which shareholder approval is required in certain circumstances as set forth in Rule 5635(a) prior to an issuance of securities in connection with the acquisition of the stock or assets of another company.

●	Rule 5635(b), pursuant to which shareholder approval is required prior to the issuance of securities when the issuance or potential issuance will result in a change of control of the company.

●	Rule 5635(c), pursuant to which shareholder approval is required prior to the issuance of securities when a stock option or purchase plan is to be established or materially amended or other equity compensation arrangement made or materially amended, pursuant to which stock may be acquired by officers, directors, employees, or consultants, subject to certain exceptions as set forth in Rule 5635(c)(1) to (c)(4).

●	Rule 5635(d), pursuant to which shareholder approval is required prior to a 20% Issuance (as defined in the Listing Rules) at a price that is less than the Minimum Price (as defined in the Nasdaq Listing Rules).

We follow our home country practice in lieu of the requirements listed above. Our memorandum and articles of association, consistent with Cayman Islands law, do not require us to hold an annual shareholder meeting within a specific timeframe or to obtain shareholder approval for the types of transactions described in Rule 5635. Such actions may instead be approved by our board of directors.

Although as a Foreign Private Issuer we are exempt from certain corporate governance standards applicable to U.S. issuers, if we cannot continue to satisfy the continued listing requirements and other rules of the Nasdaq Capital Market, our securities may be delisted, which could negatively impact the price of our securities and your ability to sell them.

Our Class A Ordinary Shares have been approved for listing on the Nasdaq Capital Market under the symbol “PLTS.” Even though our securities are listed, we cannot assure you that our securities will continue to be listed.

To maintain our listing, we must comply with applicable Nasdaq continued listing standards, including those relating to minimum stockholders’ equity, minimum share price, minimum market value of publicly held shares, and other requirements. If we are unable to satisfy continued listing criteria, our securities could be delisted.

If Nasdaq delists our securities, consequences could include limited availability for market quotations, reduced liquidity, a determination that our shares are “penny stock,” limited news and analyst coverage, and decreased ability to issue additional securities or obtain financing.

If we cease to qualify as a foreign private issuer, we would be required to comply fully with the reporting requirements of the Exchange Act applicable to U.S. domestic issuers, and we would incur significant additional legal, accounting and other expenses that we would not incur as a foreign private issuer.

We currently qualify as a foreign private issuer. As a foreign private issuer, we are exempt from certain Exchange Act rules and are not required to file periodic reports as frequently or as promptly as U.S. domestic issuers, and we are not required to disclose all information required of U.S. domestic issuers. We may cease to qualify as a foreign private issuer in the future.

If we cease to qualify, we would be subject to additional reporting and governance requirements and would incur significant additional legal, accounting and other expenses.

You may face difficulties in protecting your interests as a shareholder, as Cayman Islands law provides substantially less protection when compared to the laws of the United States and it may be difficult for a shareholder of ours to effect service of process or to enforce judgments obtained in the United States courts.

Our corporate affairs are governed by our memorandum and articles of association and Cayman Islands law. Shareholder rights and director fiduciary responsibilities under Cayman Islands law are not as clearly established as under U.S. law, and the Cayman Islands has a less developed body of securities laws compared to the United States.

Currently, substantially all of our operations are conducted outside the United States and substantially all of our assets are located outside the United States. Our directors and officers are nationals or residents of jurisdictions other than the United States and a substantial portion of their assets are located outside the United States. As a result, it may be difficult for shareholders to effect service of process within the United States upon these persons, or to enforce against us or them judgments obtained in U.S. courts.

We have been advised that Singapore and the Cayman Islands do not have a treaty providing for reciprocal recognition and enforcement of judgments with the United States. As a result, shareholders may have more difficulty protecting their interests through actions against us or our officers, directors or major shareholders than would shareholders of a corporation incorporated in a U.S. jurisdiction.

We are an “emerging growth company” within the meaning of the Securities Act, and if we take advantage of certain exemptions from disclosure requirements available to emerging growth companies, this could make it more difficult to compare our performance with other public companies.

We are an “emerging growth company” within the meaning of the Securities Act, as modified by the JOBS Act. The JOBS Act exempts emerging growth companies from being required to comply with new or revised financial accounting standards until private companies are required to comply. We have elected not to opt out of the extended transition period, meaning we may adopt new or revised standards later than companies that are not emerging growth companies. This may make comparison of our financial statements with other public companies difficult or impossible due to differences in accounting standards used.

As an “emerging growth company” under applicable law, we are subject to lessened disclosure requirements. Such reduced disclosure may make our Class A Ordinary Shares less attractive to investors.

For as long as we remain an “emerging growth company,” we may take advantage of exemptions from various reporting requirements applicable to other public companies, including not being required to comply with auditor attestation requirements under Section 404 of Sarbanes-Oxley, reduced executive compensation disclosure, and exemptions from certain shareholder advisory votes. Because of these reduced requirements, shareholders may have less information or rights than shareholders of more mature companies. If some investors find our shares less attractive, there may be a less active trading market for our shares and our share price may be more volatile.

We will incur increased costs as a result of being a public company, particularly after we cease to qualify as an “emerging growth company.”

As a public company, we incur significant legal, accounting and other expenses that we did not incur as a private company. Sarbanes-Oxley and SEC and Nasdaq rules impose various requirements on corporate governance practices. We will remain an emerging growth company until the earlier of certain thresholds or time periods provided by law.

Compliance increases legal and financial compliance costs and makes certain corporate activities more time-consuming and costly. After we are no longer an emerging growth company (or until applicable transition periods expire), we expect to incur significant expenses and devote substantial management effort toward ensuring compliance, including Section 404 and other SEC requirements. We may need additional independent directors, policies regarding internal controls and disclosure controls, and we may incur additional insurance and reporting costs. It may also be more difficult to find qualified persons to serve on our board or as executive officers. We cannot predict or estimate with certainty the amount or timing of additional costs.

Anti-takeover provisions in our memorandum and articles of association may discourage, delay or prevent a change in control.

Certain provisions of our amended and restated memorandum and articles of association may discourage, delay or prevent a change in control or management that shareholders may consider favorable, including provisions authorizing our board to issue shares with preferred, deferred or other special rights or restrictions.

Our board of directors may decline to register transfers of Ordinary Shares in certain circumstances.

Our board may, in its sole discretion, decline to register transfers of ordinary shares in certain circumstances, including where shares are not fully paid or are subject to a lien. The board may also decline to register transfers unless specified documentary and procedural requirements are satisfied and applicable fees are paid. If our directors refuse to register a transfer, they will provide notice within the time required by our organizational documents. Registration of transfers may also be suspended and the register closed at times determined by the board, subject to limitations.

You may be unable to present proposals before annual general meetings or extraordinary general meetings not called by shareholders.

Cayman Islands law provides shareholders with limited rights to requisition a general meeting and does not provide shareholders the right to put proposals before a general meeting unless such rights are provided in the articles of association. Our articles permit shareholders holding not less than 10% of voting rights to requisition a general meeting.

Risks Related to Doing Business in Singapore

Our business is substantially concentrated in Singapore, and we are therefore susceptible to adverse economic, social, and political developments in Singapore and the surrounding region.

Substantially all of our operations and revenue are concentrated in Singapore. As a result, our business, financial condition, and results of operations are highly susceptible to adverse conditions in Singapore’s economy and its regulatory environment. As a highly open economy, Singapore is significantly influenced by global economic conditions, including developments in the United States, China, and Europe. Any significant downturn in the global economy, trade disputes, financial market volatility, or geopolitical instability could have a material adverse effect on the Singaporean economy.

Adverse circumstances affecting the Singapore market, such as an economic recession, a pandemic or widespread outbreak of an infectious disease (such as the COVID-19 pandemic), social unrest, or natural disasters, could materially harm our business. During such periods, our clients may reduce their budgets, delay or cancel projects, or demand lower fees for our services. This could lead to a decline in our revenue, lower profit margins, and increased pressure on our cash flows. Furthermore, economic downturns can heighten credit risk associated with our accounts receivable as clients may delay payments. There can be no assurance that the Singaporean economy will continue to grow or that we will be able to sustain our business performance if the market deteriorates.

As a holding company, our ability to operate and pay dividends depends on receiving distributions from our Singaporean subsidiary, which is subject to legal and regulatory restrictions.

We are a holding company incorporated in the Cayman Islands with no material operations of our own. We conduct our business primarily through our operating subsidiary in Singapore. Consequently, our ability to fund our operations, meet our financial obligations, and pay dividends to our shareholders, if any, is dependent on the receipt of dividends and other distributions from our Singaporean subsidiary.

The ability of our subsidiary to make such distributions is subject to applicable Singaporean laws and regulations. Under the Singapore Companies Act, dividends may only be paid out of profits. In addition, while there are currently no foreign exchange control regulations in Singapore that restrict the flow of funds to us, the Singaporean government may impose such controls in the future. Any limitation on the ability of our Singaporean subsidiary to declare or pay dividends to us could have a material adverse impact on our financial condition and our ability to conduct our business and pay dividends to our shareholders.

We face intense competition in Singapore, and our success depends on our ability to attract and retain highly skilled personnel in a tight labor market.

The market for our services in Singapore is highly competitive. We compete with both local and international firms, some of which may have greater financial resources, more established brand recognition, and larger client bases. Increased competition may lead to pricing pressures, which could require us to reduce our fees, potentially eroding our profit margins. If we are unable to compete effectively on the basis of service quality, innovation, and price, our market share and profitability could be adversely affected.

Furthermore, our success is highly dependent on our ability to attract, retain, and motivate a team of highly skilled professionals, including engineers, project managers, and sales personnel. The labor market for such talent in Singapore is extremely competitive and costly. A failure to attract new qualified employees or the loss of key personnel to competitors could disrupt our operations, damage client relationships, and impede the execution of our growth strategy. Changes in Singapore’s government policies regarding employment and foreign labor could also make it more difficult or expensive to hire and retain the necessary talent.

Risks Related to Our Class A Ordinary Shares and Our Public Listing

As a result of a trading suspension by the U.S. Securities and Exchange Commission (“SEC”) and an ongoing inquiry by Nasdaq, trading in our Class A Ordinary Shares has been halted, which could result in the delisting of our shares, monetary penalties, and other significant adverse consequences.

On October 3, 2025, the SEC issued an order temporarily suspending trading in our Class A Ordinary Shares until October 17, 2025. Following the expiration of the SEC’s temporary suspension, on October 18, 2025, The Nasdaq Stock Market (“Nasdaq”) halted trading in our shares pending requests for additional information from the Company. We have not authorized and have not been involved in any share price manipulation activities. We are cooperating fully with the inquiries from Nasdaq and relevant regulatory authorities, and have timely responded to Nasdaq’s requests for information.

The ultimate outcome of these inquiries is uncertain and could result in a range of adverse consequences, including but not limited to: a prolonged or indefinite trading halt; the formal delisting of our Class A Ordinary Shares from Nasdaq; monetary fines or penalties; or other sanctions. A delisting would severely limit the liquidity and marketability of our shares and our ability to raise capital in the U.S. public markets. These regulatory actions have required and will continue to require significant management attention and resources and have resulted in substantial legal and other professional fees. These events have caused and may continue to cause significant reputational harm and could lead to a loss of confidence from investors, customers, and partners, which could have a material adverse effect on our business and financial condition.

Our Class A Ordinary Shares may be thinly traded and you may be unable to sell at or near ask prices or at all if you need to sell your shares to raise money or otherwise desire to liquidate your shares.

Our Class A Ordinary Shares may be “thinly traded,” meaning that at times the number of persons interested in purchasing shares at or near bid prices may be small or non-existent. This may be attributable to factors including the ongoing regulatory matters and trading halt, limited analyst or broker coverage, limited institutional investor interest, and investor risk aversion toward less seasoned issuers. As a result, if and when trading resumes, there may be periods when trading activity is minimal or non-existent, and a broad or active public trading market may not develop or be sustained.

The market price of our Class A Ordinary Shares may not be indicative of the prices that will prevail in the trading market and such market prices may be volatile.

The market price of our Class A Ordinary Shares may fluctuate significantly. The financial markets in the United States and other countries have experienced significant price and volume fluctuations in recent years. Volatility in the price of our Class A Ordinary Shares may be caused by factors outside our control and may be unrelated or disproportionate to changes in our results of operations.

Substantial future sales of our Class A Ordinary Shares or the anticipation of future sales of our Class A Ordinary Shares in the public market could cause the price of our Class A Ordinary Shares to decline.

Sales of substantial amounts of our Class A Ordinary Shares in the public market, or the perception that such sales could occur, could cause the market price to decline. The number of shares that may be available for sale from time to time, including by existing shareholders, may increase supply and place downward pressure on trading prices.

We do not intend to pay dividends for the foreseeable future.

We currently intend to retain any future earnings to finance the operation and expansion of our business, and we do not expect to declare or pay any dividends in the foreseeable future. As a result, you may only receive a return on your investment if the market price of our Class A Ordinary Shares increases. Our board has complete discretion as to whether to distribute dividends, subject to Cayman Islands and applicable other law.

If securities or industry analysts do not publish research or reports about our business, or if they publish negative reports regarding our Class A Ordinary Shares, the price of our Class A Ordinary Shares and trading volume could decline.

The trading market may depend in part on research and reports that analysts publish about us. We do not control these analysts. The current trading halt and regulatory inquiries may deter analysts from initiating or continuing coverage of our company. If analysts downgrade us, publish negative reports, cease coverage, or fail to publish reports regularly, we could lose visibility, and the price and trading volume of our Class A Ordinary Shares could decline.

The market price for our Class A Ordinary Shares may be volatile.

The market price may be volatile and subject to wide fluctuations due to factors such as the status and outcome of the ongoing SEC and Nasdaq inquiries and the trading suspension, perceptions of U.S. investors and regulators of U.S.-listed Singapore companies, actual or anticipated fluctuations in operating results, changes in financial estimates, negative publicity, our ability to keep pace with technological innovation, changes in valuations of similar companies, announcements of acquisitions or partnerships, addition or departure of key personnel, exchange rate fluctuations between the Singapore dollar and the U.S. dollar, and general economic or political conditions in Singapore and the broader region.

In addition, the securities market has experienced significant price and volume fluctuations unrelated to operating performance of particular companies, and these market fluctuations may materially and adversely affect the market price of our Class A Ordinary Shares.

Our results of operations are subject to fluctuations in the exchange rate between the U.S. dollar and the Singapore dollar.

Exchange rate fluctuations between the U.S. dollar and the Singapore dollar, as well as inflation in Singapore, may negatively affect our earnings. A substantial majority of our revenues and a substantial portion of our expenses are denominated in U.S. dollars, but a significant portion of expenses associated with Singapore operations are incurred in Singapore dollars. Inflation in Singapore may increase the U.S. dollar cost of operations unless offset by currency movements. We cannot predict future inflation trends or currency movements. Any significant appreciation of the Singapore dollar against the U.S. dollar would increase our reported U.S. dollar expenses. Exchange rate fluctuations in other countries or areas where we operate may also negatively affect earnings.

Volatility in our Class A Ordinary Shares price may subject us to securities litigation.

The market for our Class A Ordinary Shares may experience significant price volatility. In the past, plaintiffs have often initiated securities class action litigation against a company following periods of volatility in the market price of its securities. We may be the target of similar litigation in the future. Securities litigation could result in substantial costs and liabilities and could divert management’s attention and resources.

We have a dual class ordinary share structure that has the effect of concentrating voting control with the holders of our Class B Ordinary Shares. Our Class B Ordinary Shares have multiple votes per share and this ownership will limit or preclude your ability to influence corporate matters, including the election of directors, amendments of our organizational documents, and any merger, consolidation, sale of all or substantially all of our assets, or other major corporate transactions requiring shareholder approval, and that may adversely affect the trading price of our Class A Ordinary Shares.

We have a dual class ordinary share structure and holders of our Class B Ordinary Shares have 20 votes per share. Our founders own Class B Ordinary Shares representing approximately 93.9% of the voting power of the outstanding ordinary shares as of the date of this annual report on Form 20-F. Because of the voting ratio between Class B and Class A Ordinary Shares, holders of Class B Ordinary Shares could continue to control a majority of the combined voting power and therefore control matters submitted to shareholders for approval.

This concentrated control may limit or preclude your ability to influence corporate matters for the foreseeable future, including election of directors, amendments of organizational documents and major corporate transactions. It may also prevent or discourage unsolicited acquisition proposals or offers that you may feel are in your best interest, and may adversely affect the market price of our Class A Ordinary Shares.

Class B Ordinary Shares are convertible into Class A Ordinary Shares and will automatically convert upon the occurrence of certain events, generally including transfers, subject to limited exceptions in our organizational documents. Over time, conversion may increase the relative voting power of holders of Class B Ordinary Shares who retain their shares long term. As a result, one or more persons or entities holding Class B Ordinary Shares could gain significant voting control as other holders sell or convert shares.

If we fail to satisfy continued listing requirements and other rules of the Nasdaq Capital Market, our securities may be delisted, which could negatively impact the price of our securities and your ability to sell them.

Even though our Class A Ordinary Shares are listed on the Nasdaq Capital Market, we cannot assure you that our securities will continue to be listed. We must maintain a minimum share price and satisfy standards relating to stockholders’ equity, market value of publicly held shares and additional requirements. If we fail to comply, our shares may be delisted. Delisting could reduce price and liquidity and adversely affect access to capital markets and our ability to raise capital.

If Nasdaq subsequently delists our securities, we could face significant consequences, including limited availability for quotations, reduced liquidity, penny stock designation, limited news and analyst coverage, and decreased ability to issue securities or obtain financing. Delisting could be a direct result of the ongoing regulatory inquiries. Delisting could also result in loss of confidence by clients, business partners and employees, reduced institutional investor interest and fewer business development opportunities.

There can be no assurance that we will not be a passive foreign investment company, or PFIC, for U.S. federal income tax purposes for any taxable year, which could subject U.S. investors in the Class A Ordinary Shares to significant adverse U.S. income tax consequences.

We will be treated as a PFIC for any taxable year in which either (1) at least 75% of our gross income is passive income or (2) at least 50% of the average value of our assets is attributable to assets that produce, or are held for the production of, passive income. Passive income generally includes dividends, interest, rents, royalties, and gains from disposition of passive assets.

If we are determined to be a PFIC for any taxable year included in the holding period of a U.S. holder of our securities, such holder may be subject to increased U.S. federal income tax liability and additional reporting requirements. PFIC status is a fact-intensive annual determination applying principles and methodologies that may be unclear and subject to varying interpretation. Our actual PFIC status for any taxable year will not be determinable until after the end of such taxable year. Accordingly, there can be no assurance regarding our PFIC status for any taxable year. We urge U.S. holders to consult their own tax advisors regarding possible application of PFIC rules in light of their individual circumstances.

ITEM 4. INFORMATION ON THE COMPANY

A. History and Development of the Company

We are a Cayman Islands exempted company with limited liability and our affairs are governed by our memorandum and articles of association, the Companies Act (As Revised) of the Cayman Islands, which is referred to as the Companies Act below, and the common law of the Cayman Islands.

As of December 31, 2025, our authorized share capital was US$50,000.00 divided into 100,000,000 Class A Ordinary Shares of par value of US$0.0004 each and 25,000,000 Class B Ordinary Shares of par value of US$0.0004 each.

As of December 31, 2025, there were 11,205,435 Class A Ordinary Shares and 6,853,674 Class B Ordinary Shares issued and outstanding.

On March 31, 2025, we adopted our third amended and restated memorandum and articles of association by a special resolution of our shareholders, which became effective upon the pricing of our initial public offering and serves as our current memorandum and articles of association.

History of Share Capital

The Company was established by founding shareholders under the laws of the Cayman Islands on with ordinary shares authorized 5,000,000, $0.01 par value, 88,000 ordinary shares issued and outstanding on October 6, 2016.

From June 2017 through February 17, 2022, the Company issued an aggregate of 1,058,117 ordinary shares to different shareholders. As a result, 1,146,117 ordinary shares were issued and outstanding prior to the reorganization in 2025.

On March 31, 2025, the authorized share capital of the Company was changed from US$50,000.00 divided into 5,000,000 ordinary shares of par value of US$0.01 each, to US$50,000.00 divided into 100,000,000 Class A Ordinary Shares and 25,000,000 Class B Ordinary Shares. On the same day, with effect a 1:25 stock forward split and re-designation and re-classification of its existing ordinary shares, the Company’s total issued and outstanding shares of Class A and Class B were 16,191,700 shares and 12,461,225 shares, respectively.

On June 6, 2025, the Company took effect a share surrendering, to surrender 45 shares out of every 100 shares. Immediately after the share surrendering, the Company’s total issued and outstanding shares of Class A and Class B were 8,905,435 shares and 6,853,674 shares, respectively.

Holders of our Class A Ordinary Shares and our Class B Ordinary Shares shall, at all times, vote together as one class on all matters submitted to a vote by our shareholders at any general meeting of our company. Each Class A Ordinary Share shall be entitled the holder thereof to one (1) vote on all matters subject to vote at general meetings of our company, and each Class B Ordinary Share shall be entitled the holder thereof to twenty (20) votes on all matters subject to a vote at general meetings of our company.

On September 22, 2025, we closed our initial public offering (the “IPO”) of 2,300,000 Class A Ordinary Shares, which included the full exercise of the underwriters’ over-allotment option, at a public offering price of $4.00 per share. The IPO was conducted pursuant to a registration statement on Form F-1 (File No. 333-287134), which was declared effective by the U.S. Securities and Exchange Commission (the “SEC”) on September 18, 2025. Our Class A Ordinary Shares were approved for listing on The Nasdaq Capital Market and commenced trading under the ticker symbol “PLTS” on September 19, 2025. We entered into an underwriting agreement with Kingswood Capital Partners, LLC, as representative of the underwriters, on September 18, 2025, in connection with the IPO.

In connection with our IPO, all directors, officers and 5% holders have agreed to enter into lock-up agreements.

We are not aware of any arrangement that may, at a subsequent date, result in a change of control of our company.

Our principal executive offices are located at 60 Anson Road, 17-01, Mapletree, Singapore 079914, and our phone number is (65) 68227800. We maintain a corporate website at www.platinumanalytics.net. The information contained in, or accessible from, our website or any other website does not constitute a part of this annual report.

Recent Development

On October 3, 2025, the U.S. Securities and Exchange Commission (the “SEC”) issued an order temporarily suspending trading in our Class A Ordinary Shares until October 17, 2025. On October 18, 2025, The Nasdaq Stock Market (“Nasdaq”) announced that it had halted trading in our Class A Ordinary Shares. According to Nasdaq’s announcement, trading was halted pending requests for additional information from the Company.

Following the Company’s initial response to Nasdaq’s October 7, 2025 information requests, the Company received follow-up requests for information from Nasdaq on November 11, 2025. The Company timely responded to these follow-up requests on November 24, 2025. As Nasdaq’s requests were continuing in nature, the Company submitted supplemental responses in December 2025 and January 2026.

We are cooperating fully with the inquiries from Nasdaq and relevant regulatory authorities. There can be no assurance as to when, or if, trading in our Class A Ordinary Shares on Nasdaq will resume. For a more detailed discussion of the risks associated with this matter, see “ITEM 3. KEY INFORMATION - D. Risk Factors - As a result of a trading suspension by the U.S. Securities and Exchange Commission (“SEC”) and an ongoing inquiry by Nasdaq, trading in our Class A Ordinary Shares has been halted, which could result in the delisting of our shares, monetary penalties, and other significant adverse consequences.”

B. Business Overview

Platinum Analytics, established 2017 in Singapore, is a software developer specializing in the provision of FX trading software development solutions, data analytics solutions and technology development solutions to financial institutions with a strategic focus on serving Asia and other emergent markets. Supported by the Monetary Authority of Singapore (MAS), Platinum Analytics focuses on helping financial institutions in addressing the distinct challenges of the dynamic financial environments, such as rapid growth in currency trade volumes, the complexity of cross-border transactions, and the volatility of emerging market currencies. Platinum Analytics also operates a spot FX trading platform, the Electronic Communications Network (ECN), which provides brokerage-based trading solutions for institutional and enterprise clients which contributed a small amount of our revenue. There is no license nor permit requirement for the operation of both our software development and ECN businesses, because our spot FX trading platform does not handle transaction monies, and involves neither spot foreign exchange for the purposes of leveraged foreign exchange trading nor spot foreign exchange contracts that are traded on a margin basis.

Platinum’s strength lies in its commitment to innovation and the development of advanced software solutions that empower financial institutions to navigate the complexities of modern FX markets. Its proprietary technology is designed to be scalable, flexible, and responsive, making it ideal for institutions operating in financial hubs like Singapore. The company’s software solutions combine cutting-edge artificial intelligence with robust data analytics to support better decision-making and risk management, even in high-pressure trading environments.

Platinum’s suite of offerings—Platinum AI, Platinum ECN, and Platinum Smart Trade —are tailored to support high-volume trading, a key requirement for institutions operating in Asian financial. These products enable rapid, low-latency trade execution and provide smart data analytics for improved decision-making in these high-demand markets. In line with its focus on Asia, Platinum received a significant boost with the MAS Financial Sector Development Grant in 2019, helping it build its ECN platform.

As a software innovator, Platinum Analytics prioritizes adaptability, ensuring that its solutions can integrate with existing systems while staying agile to respond to evolving market demands. This is why some of Asia’s largest banks choose to engage Platinum to develop their state-of-the-art trading solutions.

Our Products and Services

The FX trading software development industry is defined by rapid innovation, increasing regulatory complexity, and growing demand for customization and interoperability. Within this context, Platinum Singapore has developed a suite of solutions that directly address the needs and gaps in the market.

Platinum offers a fully integrated suite of FX trading and analytics solutions tailored to the needs of financial institutions operating in dynamic and complex market environments. Our products span the entire trade lifecycle, from real-time price discovery to execution, risk management, and post-trade analytics. Each module is designed to function both independently and as part of a unified stack, offering clients the flexibility to adopt solutions at their own pace while benefiting from seamless interoperability when integrated. For the fiscal year ended September 30, 2025, our software development services accounted for approximately $1,496,161 of our revenue, while maintenance and other similar services accounted for approximately $179,078.

Our primary products and services include:

●	Pricing Engine

This engine enables real-time price discovery by aggregating liquidity, applying customizable spreads, and generating executable pricing for multiple currency pairs. The engine supports differentiated logic for regional trading venues and is optimized for both onshore and offshore FX markets.

●	Order Management System (OMS)

Our OMS handles trade execution workflows across spot and forward FX, with full lifecycle tracking, execution routing, exception management, and support for straight-through processing (STP). The system supports compliance with regional regulations and offers role-based access control for complex banking environments.

●	Autohedger

A proprietary tool designed to manage mid-desk exposure by automatically executing hedging strategies in response to real-time position changes. It integrates directly with the OMS and supports configurable rules for timing, volume thresholds, and venue selection.

●	AI Analytics Layer

Our analytics framework applies proprietary machine learning models to generate market insights, detect pricing anomalies, forecast short-term movements, and interpret market sentiment. The models access a broad range of real-time and historical data streams, enhancing trade decision-making and risk assessment.

●	Developer APIs and Customization Tools

Clients can extend or tailor their trading workflows via sandbox environments, APIs, and plug-ins. The platform supports integration with third-party systems, custom strategy development in Python or Java, and bespoke data ingestion adapters.

●	Professional Services and Technical Integration

Our implementation teams offer clients onboarding support, API training, systems integration, and post-deployment optimization. Beyond implementation, our team collaborates closely with clients to customize product configurations, integrate proprietary logic, and adapt modules to specific regulatory or operational requirements.

We work with banks to map our solution stack directly onto their internal workflows, ensuring seamless data handoff between internal systems such as treasury management, risk control, and compliance monitoring platforms. Our systems are designed to interface with a wide range of industry-standard protocols and vendor ecosystems, enabling deep integration into the client’s broader infrastructure.

Ongoing support is provided through a combination of 24/5 helpdesk access, periodic system reviews, and hands-on workshops that ensure clients are maximizing the value of their deployments over time.

This product architecture enables us to deliver agile, AI-powered FX infrastructure to clients ranging from Tier 1 banks to regional fintech firms. Feedback from our customers reinforces the increasing importance of agile, intelligent trading systems in high-growth markets- indicating a demand for intelligent and adaptive trading systems grows in emerging markets, we believe our integrated approach offers a distinct competitive advantage.

Our Competition

The competitive environment for Platinum Singapore is shaped by the growing demand for advanced FX trading and analytics solutions, particularly in Asia and other emergent markets. Based on our experiences in the industry, and servicing Singaporean banks as our customers, we believe that the FX industry in those markets will continue to grow in the future.

The industry landscape includes major global players like Refinitiv and Bloomberg, who provide comprehensive financial data and trading platforms but often lack the specialized, adaptable AI-driven solutions Platinum offers. These traditional competitors have established infrastructures and extensive client bases, though they may be less agile in integrating cutting-edge AI technologies or customizing solutions to meet the specific demands of high-growth markets in Asia.

Additionally, regional and niche providers are emerging as competition, targeting specific needs within the FX trading space, such as liquidity aggregation, AI-enabled analytics, and rapid trade execution. These companies may compete by offering specialized modules, low-latency trading solutions, or enhanced data services, particularly for currency pairs relevant to Asian and cross-border trading.

A brief description of each type of competitors is set out as below:

Global Competitors

Companies such as Bloomberg, Refinitiv (a London Stock Exchange Group business), and CME Group are among the most established providers of FX trading platforms and financial data services globally. These firms operate well-known systems such as Bloomberg Terminal, FXall (Refinitiv), and CME FX futures, which are widely used by institutional participants for price discovery, trade execution, and market analysis. These players offer comprehensive trading platforms, data analytics, and extensive financial data services with well-established infrastructures and vast global networks.

These companies have a significant competitive edge due to brand recognition, deep financial resources, and established client relationships worldwide.

While these large institutions offer comprehensive trading platforms and data services, their solutions are often designed for broad applicability across asset classes and geographies. As a result, they may not always provide the level of customization or responsiveness needed to support the nuanced trading requirements of institutions operating in emerging markets.

In contrast, our platform was built from inception to address the distinct characteristics of Asian FX markets—including support for split onshore/offshore trading, localized execution logic, and pricing models tailored to thinly traded or regulated currency pairs.

Based on client feedback and our experience integrating with regional banks and fintech firms, we believe our ability to deliver AI-enhanced workflows and market-aware infrastructure positions us well to meet the specialized needs of these markets.

The algorithms used in our platform are proprietary and developed by our data science and engineering teams, with significant development support from our key related-party supplier, Shanghai Borui. We do not use open-source models in our production environment, and we do not incorporate third-party AI tools such as GPT or general-purpose large language models (LLMs) for core decision-making.

Our AI models are built specifically for real-time financial trading. They are designed to process structured market data and unstructured contextual events—like prices, order flows, sentiment, and internal positions—in latency-sensitive environments. This includes a highly customized version of BERT that we trained in-house using FX-specific datasets to extract sentiment and event signals relevant to currency markets.

Because the FX market moves rapidly and is influenced by a wide range of global events, economic indicators, and institutional flows, general-purpose models are often too broad or slow to adapt. Our models are tailor-made for the FX domain and are trained extensively to capture the specific drivers and behaviors unique to currency markets.

Our AI components are currently in active production use across multiple clients. They are business-critical, and regularly updated as part of our core product suite.

Our use of AI in live trading decisions carries meaningful risk.

We use powerful, highly automated systems to help make pricing and trading decisions in the foreign exchange (FX) market—the largest and most liquid financial market in the world. This is powerful technology operating in a complex environment, and if something breaks, there are consequences.

Regional Competitors

Based on our experience, both in servicing our customers and attending trade shows and conferences, in Asia, several regional firms and fintech startups such as Flextrade, BidFX (SGX), and Edge Technology Group are emerging to meet the growing demand for specialized FX trading solutions. Flextrade, Edge, and Bidfx are some examples. These companies often offer services tailored to specific currency pairs and regional trading requirements.

These competitors may not have the broad service range of the global giants but can be formidable due to their specialized knowledge and focus on regulatory compliance in Asia’s unique financial environments.

This regional market is where Platinum currently positions itself in, and will continue to be Platinum’s primary focus in the near future. With its competitive strengths, Platinum believes that it competes favorably in this regional market, and is able bolster its credibility and demonstrate its understanding of local market requirements.

Niche Technology Providers

A range of technology-focused firms provide specialized services in AI analytics, liquidity aggregation, and low-latency execution that complement or compete with Platinum’s offerings.

Many of these technology providers specialize in individual components of the FX trading stack—such as pricing engines, risk management tools, or AI-based market sentiment analytics. Based on publicly available product descriptions and industry observations, these offerings are often modular in nature and designed to integrate into broader trading infrastructures.

By contrast, our platform offers an integrated solution that combines execution, analytics, and AI-enhanced decision support within a unified architecture. We believe this end-to-end approach enables clients to reduce system fragmentation and accelerate deployment timelines, particularly in complex or resource-constrained environments.

These firms may partner with or sell their technology to larger players, offering Platinum opportunities for collaboration or competitive threats if they can quickly scale or innovate in one of Platinum’s core areas.

Competitive Advantages

We believe the following competitive strengths have contributed, and will contribute, to our growth:

Pioneering AI-Driven Trading and Analytics Solutions

We leverage advanced AI technologies for foreign exchange (FX) trading and analytics. Our ability to integrate purpose-built AI models with sophisticated financial expertise allows us to offer a comprehensive suite of solutions. Our product suite includes real-time, cloud-based Electronic Communications Network (ECN) platforms, intelligent news analytics, and dynamic contextual pricing tools. Notably, we employ Natural Language Processing (NLP) to analyze market sentiment and Large Language Models (LLMs) to forecast market trends, providing our clients with timely and actionable insights. Our Convolutional Neural Network (CNN) models enhance prediction accuracy, enabling precise market forecasts. We believe our early adoption of AI-driven models, coupled with continuous innovation, positions us as a major player in FX trading and analytics.

Comprehensive and Dynamic Product Portfolio

Our extensive range of products caters to every aspect of the FX trading lifecycle. The Platinum Smart Trade suite offers essential tools such as pricing engines, auto-hedging mechanisms, and order management systems. These products streamline trading operations and optimize liquidity management for our clients. Additionally, our proprietary Customer Risk Behavior Assessment System and Potential Customer Targeting System provide critical risk insights and targeted client acquisition strategies. By addressing the needs of institutional clients, banks, and private trading firms, and a willingness to provide customized solutions where other competitors may not, we have established a holistic service ecosystem that promotes efficiency, transparency, and profitability for our partners. Most importantly, our products have received recognition from the banking industry as many of our customers are large banks which rely on our systems for their core workflow.

Alignment and Market Recognition

Platinum Singapore’s product strategy is aligned with Singapore’s broader financial innovation goals. This is evidenced by our receipt of a grant from MAS, which, to our knowledge, made us one of a limited number of fintech companies focused on institutional FX to receive such recognition. Furthermore, our market position is demonstrated by a client base that includes leading financial institutions in Asia.

Extensive Client and Partner Network

Platinum Singapore has cultivated a focused network of clients and partners, including banks, financial institutions, and FX trading firms. Our ECN provides a broad range of liquidity and relationship to a diverse range of liquidity providers, customization, and personalized service. We have forged long-term relationships with liquidity providers, brokers, and financial institutions worldwide. By facilitating seamless connections with these market participants, our platform ensures unparalleled access to liquidity and superior trade execution. Our diverse client base reflects the adaptability and scalability of our solutions, enabling us to serve global markets with precision and speed.

Our Growth Strategies

Strategic Acquisitions and Partnerships

We aim to strengthen our market position through strategic acquisitions and the formation of joint ventures with key partners in the financial technology sector. Our goal is to expand our value chain, diversify revenue streams, and enhance our operational capacity. To accelerate our growth and seek companies and partners whose expertise, products, and market presence complement our existing offerings. Candidates for acquisition or partnership will be evaluated based on product coverage to expand our offerings beyond the FX sector into commodities and derivatives, by leveraging our technology and reputation as a platform to grow together.

Expansion of Product Offerings and Services

We are committed to broadening our product portfolio to meet the evolving needs of our clients in the FX trading sector, and to expand beyond to other financial products such as commodities, derivatives, and fixed income. Our future product roadmap includes the development of next-generation AI-based predictive models, enhanced liquidity management systems, and expanded trade execution tools. We also plan to introduce advanced customer risk profiling and sentiment analysis features to provide greater insights for our clients. By continually expanding our product range, we aim to offer a more comprehensive suite of services that caters to banks, brokers, and institutional investors. This strategy will not only enable us to grow our market share but also diversify our revenue sources, allowing for greater stability and resilience in fluctuating market conditions.

Geographical Expansion and Market Penetration

We seek to extend our market reach into new regions and strengthen our foothold in existing markets. We plan to target key financial hubs such as London, New York, and Singapore, where demand for AI-driven FX trading solutions is on the rise. Entry into new markets will be supported by strategic partnerships with local financial institutions and trading firms. Our approach involves conducting detailed market entry feasibility studies, ensuring compliance with local regulatory requirements, and leveraging our existing technological infrastructure to create a seamless market entry experience. By replicating our successful business model from other regions, we aim to establish a global presence and capture growth opportunities in high-potential markets.

Investment in Advanced Technology and Platform Optimization

As we scale our business, continuous investment in technology will remain a key priority. We have achieved much in building out the infrastructure of our products in step with institutional leaders in the market, and now have a solid foundation to grow our enterprise platforms. We intend to invest in our cloud-based ECN platform to enhance system stability, security, and execution speed. Planned upgrades include the use of more advanced AI algorithms, machine learning enhancements, and real-time trade analytics. We will also focus on user experience by developing a more intuitive platform interface and providing users with easy access to critical market data. Our enhanced platform will facilitate smoother and faster transaction processing, support a higher volume of concurrent users, and ensure robust cybersecurity protocols. These technological investments will strengthen our competitive edge, support our market expansion efforts, and drive sustained business growth.

Our Businesses and Operations

Project and product-based business (One-off plus maintenance)

We operate a project and product-based business that focuses on the development and delivery of customized financial technology products and projects. This segment includes bespoke software development, system integration, and the creation of proprietary AI-driven financial tools. Our business model is structured around once-off development projects with ongoing maintenance and support services as required.

Traditional Offerings

Our project and product-based business provides clients with customized, end-to-end financial technology solutions. These offerings include order management systems (OMS), pricing engines, liquidity management tools, and other essential trading support infrastructure. By leveraging our experience in developing scalable, secure, and reliable financial technology products, we help our clients enhance their operational efficiency, streamline trading workflows, and improve overall system performance.

AI Solutions

In addition to traditional offerings, we deliver AI-driven financial solutions that address advanced business needs. These solutions often involve the development and deployment of predictive market analytics models, customer profiling systems, and AI-based risk assessment tools. By leveraging our expertise in machine learning, large language models (LLMs), and advanced algorithmic forecasting, we empower financial institutions to enhance market foresight, optimize decision-making, and gain deeper customer insights.

One of the key business goals of this segment is to build out infrastructure for financial markets. This infrastructure development supports the expansion of our internal technology stack and helps us enrich the broader financial market ecosystem. By doing so, we strengthen our product offerings and create synergies with our ECN business, driving growth and providing clients with comprehensive, end-to-end trading solutions.

Operational flow

Our project and product development process ensures a comprehensive, collaborative, and agile experience for our clients.

a.	Consultation and requirements gathering: We work with clients to understand their business objectives, challenges, and specific technical requirements. This collaborative process ensures a solution that aligns with their needs.

b.	Solution design and proposal: Our team creates a project blueprint, including system architecture, project timelines, and cost estimates. This proposal outlines the key deliverables and technical specifications of the product.

c.	Development and customization: We develop custom software, products, or platforms, leveraging our expertise in AI, machine learning, and advanced data analytics. The development process follows agile methodologies to ensure flexibility and rapid iteration.

d.	Testing and quality assurance: Rigorous testing is conducted to ensure that the product meets the agreed-upon specifications, with a focus on system security, stability, and performance.

e.	Deployment and go-live: Once testing is complete, the solution is deployed in the client’s environment. Our team ensures a seamless transition with minimal disruption to business operations.

f.	Ongoing maintenance and support: We provide continuous support and maintenance to address any technical issues, ensure software compatibility with updates, and deliver system enhancements as needed.

Pricing Policy

The pricing policy for our project and product-based business is designed to offer transparency, flexibility, and value for our clients. Key pricing elements include:

a) Project-based fees: Each project is priced according to its scope, complexity, and development timeline. A clear, itemized cost structure is provided at the proposal stage.

b) Customization fees: If clients require additional features, customizations, or changes beyond the initial project scope, these are billed separately as add-ons.

c) Maintenance and support fees: Ongoing maintenance, software updates, and technical support are offered through annual maintenance contracts (AMCs) or on a pay-as-you-go basis.

d) Milestone payments: Payments are linked to project milestones, ensuring that clients pay only after key deliverables have been met and approved.

Our Suppliers

We engage various service providers to provide services necessary for our business operations, such as software vendors, overseas external brokers, and internet service providers. Except as disclosed below, most of which are independent third parties. For our project and product-based businesses, our main suppliers are as follows:

	For the years ended
	September 30, 2025		September 30, 2024		September 30, 2023
	Amount	%	Amount	%	Amount	%
Shanghai Borui Finance Information Limited (“Shanghai Borui”) *	523,681	88.2%	490,032	63.1%	398,509	47.3%
Transcend Solutions Pte Ltd	-	0.0%	-	0.0%	126,065	15.0%

Note:

* Shanghai Borui is a company controlled by the CEO of the Company. As a result, the transaction with Shanghai Borui is a related party transaction.

Material terms of the agreement with Shanghai Borui are summarized as follows:

Scope of services:	For various projects of Platinum Singapore from time to time, Shanghai Borui will provide technical services to Platinum Singapore at Shanghai Borui premises, Platinum Singapore’s site, or at other places designated by Platinum Singapore, depending on the need of the respective project. Where necessary, Shanghai Borui will arrange its personnel to carry out specified work content or duty of the respective project under the instruction of Platinum Singapore. Platinum Singapore and Shanghai Borui will enter into separate statement of work for each project in which their respective duties and responsibilities are set out.

Service fees:	Shanghai Borui generally charges Platinum Singapore service fees, overtime and other related expenses according to the number and qualification of personnel required for satisfying Platinum Singapore’s demands and the standard hourly rates of such personnels set out in the master service agreement.

Payment terms:	Service fees are usually settled and payable to Shanghai Borui upon completion of various milestones set out in the relevant statement of work.

For further risks relating to the supplier transaction, see “Risks Related to Our Business-We rely significantly on a key supplier that is controlled by our Chief Executive Officer, which exposes us to risks associated with related party transactions, potential conflicts of interest, and supplier concentration.” For more information about our policies and procedures of related person transactions, see “Related Party Transactions.”

Our Customers

Our customers are mainly financial institutions. All of our major customers are unaffiliated third parties. Our revenue is highly concentrated with a very small number of customers. During the years ended September 30, 2025, 2024 and 2023, respectively, we have certain customers that make up 10% or more of our revenue as follows:

	For the years ended
	September 30, 2025		September 30, 2024		September 30, 2023
	Amount	%	Amount	%	Amount	%
OCBC	$1,422,446	84.9%	$1,679,517	75.9%	$73,029	12.5%
Fubon Bank	*	*	512,816	23.2%	-	-
Sumscope (HK) Limited	202,934	12.1%	-	-	-	-
DBS Bank Ltd	-	-	-	-	238,201	40.9%
Cathay Bank Ltd	-	-	-	-	270,690	46.5%

* For customers with a percentage less than 10%, the revenue amount and respective percentage are not individually disclosed as they are considered immaterial.

We enter into service agreements with our customers tailored to their needs. The salient terms of our agreements with customers include scope and details of software and services to be provided, technical specifications, development timelines, extent of customizations, details of maintenance and support services, fees and payments terms.

Material terms of Platinum Singapore’s agreements with major customers are similar, and are summarized as follows:

Scope of services:	Platinum Singapore will provide software development services relating to foreign exchange trading to its customers. The scopes, functions, specifications and requirements of the software may vary from case to case, and will be set out respectively in the agreements with customers or the relevant statement of work.

Service fees:	Platinum Singapore usually charges a fixed service fee for each software development project. Such service fees are usually determined based on various factors including scope of work, specifications and requirements of the software, expected delivery time, etc.

Payment terms:	Service fees are usually payable to Platinum Singapore in tranches upon completion of various development milestones by Platinum Singapore which are set out in the respective agreements with customers or the relevant statement of work.

Marketing

We obtain our service engagements with our customers mainly by way of referral and customary communications. We actively develop and maintain relationships with traders as key advocates to drive word-of-mouth marketing. We believe that traders who use and trust our tools would share their positive experiences with peers in the institutional FX market, spreading our reputation in the market. By fostering strong relationships with key traders and analysts, we capitalize on the interconnected nature of the trading community to expand its reach and attract new financial institutions. In the fiscal year ended September 30, 2025, we also initiated significant direct marketing efforts, incurring $746,667 in selling and marketing expenses, a new category of expense for our company.

Privacy Protection

In our daily operations, we mainly obtain basic business profile of our financial institution customers and non-sensitive personal data such as names and contact information of their representatives. Nevertheless, some of such data is also under the protection of the applicable data privacy laws, and therefore we have set up internal control procedures to protect personal data which include (i) requiring our employees not to retain or disclose any confidential information about business activities and other sensitive confidential data of our customers and us to any third party; and (ii) obtaining consents from our customers before collecting, using, or disclosing their personal information.

Governmental/Regulatory Approval and Compliance

The Company operates mainly as an information technology (IT) service and software provider, focusing on the development and delivery of enterprise-grade software platforms, including FX trading systems and financial analytics tools, to institutional clients. Our ECN business comprises a spot FX trading platform that does not handle transaction monies, and our spot FX trading platform involves neither spot foreign exchange for the purposes of leveraged foreign exchange trading nor spot foreign exchange contracts that are traded on a margin basis.

In addition, Platinum Singapore does not engage in activities such as financial advisory, credit rating, fund management, real estate investment trust management, dealing in capital markets products, providing financing for the acquisition or subscription of capital markets products, custodial services for securities, acquiring, disposing of, subscribing for, or underwriting capital markets products on behalf of any person, or inducing any person to do so, or any other activity that would require a license or regulatory approval under applicable laws.

Accordingly, our existing scope of business does not require any licenses or permits in Singapore. However, we may be required to obtain and maintain other approvals, licenses, permits and filings if the scope of our business changes. Any changes in laws or regulations governing the industries in which we operate in Singapore may adversely affect our business operations and financial condition.

Intellectual Property

As of the date of this annual report, we do not own any patents, copyrights, or trademarks. We own and maintain the registered domain www.platinumanalytics.net through Platinum Singapore. As of the date of this annual report, we have not been subjected to any material dispute or claim for infringement upon third parties’ trademarks, licenses and other intellectual property rights in Singapore.

Insurance

Our insurance coverage is limited and mainly includes worker’s injury insurance and employees’ health insurance. We do not maintain business liability or business disruption insurance. We believe that our insurance coverage is in line with our industry norm. We review our insurance policies from time to time for adequacy in the breadth of coverage.

Regulations

The business operations of our Singapore operating subsidiary are subject to the laws and regulations which are of general application in Singapore. The laws and regulations set out below are not exhaustive and are only intended to provide some general information to the investors and are neither designed nor intended to be a substitute for professional advice. Prospective investors should consult their own advisers regarding the implications of such laws and regulations.

Regulations related to FX Trading

Securities and Futures Act 2001

The FX trading industry in Singapore is subject to extensive regulation. As a matter of public policy, regulatory bodies in Singapore are charged with safeguarding the integrity of the financial markets and with protecting the interests of investors participating in those markets. Due to the nature of our services and the markets we serve, these regulatory bodies can impact our businesses.

In Singapore, certain aspects of FX trading are regulated activities under the Securities and Futures Act 2001, and financial institutions conducting such activities in Singapore will need to apply for an applicable license. However, our Company operates mainly as an IT service provider, and our ECN business comprises a spot FX trading platform that does not handle transaction monies, and our spot FX trading platform involves neither spot foreign exchange for the purposes of leveraged foreign exchange trading nor spot foreign exchange contracts that are traded on a margin basis. Accordingly, our existing scope of business does not require such a license in Singapore.

As our technologies are provided in a manner to assist our clients in complying with the laws and regulations applicable to FX trading and analytics to which they are subject, the services we provide may be required to be changed in response to any changes or revisions in applicable laws and regulations. Accordingly, we monitor the rulemaking activity by the MAS and other regulatory bodies that may impact our services, and, if new laws or regulations are adopted or changes are made to existing laws or regulations applicable to our services, we expect to adapt our business practices and service offerings to continue to assist our clients in fulfilling their obligations under new or modified requirements.

Regulations related to employment and labor protection

Employment Act 1968 of Singapore (the “Employment Act”)

The rights of all employees employed under a contract of service with our subsidiaries are governed under the Employment Act. The Employment Act generally extends to all employees regardless of their designation, salary level or type of work performed, with the exception of certain groups of employees (i.e., seafarers, domestic workers and public workers). It provides employees falling within its ambit certain protections such as minimum notice periods, restrictions in relation to the deductions from wages, minimum days of annual and sick leave, maternity/paternity leave and paid childcare leave. The Employment Act also applies to employees who are foreigners so long as they fall within the definition of “employee” under the Employment Act.

As at the date of this annual report, all of the 6 employees of our Company’s Singapore operating subsidiary, Platinum Singapore, are covered under the Employment Act and granted the aforementioned rights.

Central Provident Fund Act 1953 of Singapore (the “CPF Act”)

The Central Provident Fund (“CPF”) is a social security savings scheme funded by contributions from employers and employees formed pursuant to the CPF Act. It enables working Singapore citizens and permanent residents to set aside funds for retirement. It also addresses healthcare, home ownership, family protection and asset enhancement. Under the CPF Act, both employers and employees make monthly CPF contributions on the amount of wages at the rates set out in the CPF Act. CPF contributions are due at the end of the month and an employer has a grace period of 14 days to pay it. The employer must pay both the employer’s and employee’s share of the monthly CPF contribution. However, the employer can recover the employee’s share by deducting it from their wage when the contributions are paid for that month.

The CPF Act provides that in general if any person convicted of an offence under the CPF Act for which no penalty is provided shall be liable on conviction to pay a fine not exceeding S$5,000 or to imprisonment for a term not exceeding six (6) months or both, and if that person is a repeat offender for the same offence, to a fine not exceeding S$10,000 or to imprisonment for a term not exceeding 12 months or both.

Employment of Foreign Manpower Act 1990 of Singapore (the “EFMA”)

The employment of foreign workers in Singapore is governed by the EFMA and regulated by the Ministry of Manpower. In Singapore, under Section 5(1) of the EFMA, no person shall employ a foreign worker unless he has obtained in respect of the foreign worker a valid work pass. The foreign worker has to be employed and carry out duties in respect of his or her work pass. There are various employment passes available for foreign workers depending on whether the prevailing qualifying salary and other criteria are met. The number of pass holders a company can hire may also be limited by a quota (or dependency ratio ceiling) and subject to sector-specific limitations, including conditions for source countries or regions, age when applying and maximum period of employment. The employment of foreign workers is also subject to the payment of levies. Companies which hire close to the maximum quota are required to pay higher levies.

Any person who fails to comply with or contravenes Section 5(1) of the EFMA shall be guilty of an offence and shall:

(a)	be liable on conviction to a fine of not less than S$5,000 and not more than S$30,000 or to imprisonment for a term not exceeding 12 months or to both; and

(b)	on a second or subsequent conviction:

(i)	in the case of an individual, be punished with a fine of not less than S$10,000 and not more than S$30,000 and with imprisonment for a term of not less than one (1) month and not more than 12 months; and

(ii)	in any other case, be punished, with a fine not less than S$20,000 and not more than S$60,000.

Laws relating to Workplace Safety

Workplace Safety and Health Act 2006 of Singapore (the “WSHA”)

The WSHA provides that every employer has the duty to take, so far as is reasonably practicable, such measures as are necessary to ensure the safety and health of (a) his employees at work and (b) persons (not being his employees) who may be affected by any undertaking carried on by him in the workplace. These measures include, but are not limited to: (i) providing and maintaining for employees a work environment which is safe, without risk to health, and adequate as regards to facilities and arrangements for their welfare at work; (ii) ensuring that adequate safety measures are taken in respect of any machinery, equipment, plant, article or process used by the employees; (iii) ensuring that employees are not exposed to hazards arising out of the arrangement, disposal, manipulation, organization, processing, storage, transport, working or use of things in their workplace or near their workplace and under the control of the employer; (iv) developing and implementing procedures for dealing with emergencies that may arise while those employees are at work; and (v) ensuring that employees at work have adequate instruction, information, training and supervision as is necessary for them to perform their work.

Any person guilty of an offence under the WSHA (but not including the relevant regulations) for which no penalty is expressly provided by the WSHA shall be liable on conviction:

(a) in the case of a natural person, to a fine not exceeding S$200,000 or to imprisonment for a term not exceeding two (2) years or to both; and

(b) in the case of a body corporate, to a fine not exceeding S$500,000, and, if the contravention in respect of which he was so convicted continues after the conviction, he shall (subject to Section 52 of the WSHA) be guilty of a further offence and shall be liable to a fine:

(i) in the case of a natural person, not exceeding S$2,000 for every day or part thereof during which the offence continues after conviction; or

(ii) in the case of a body corporate, not exceeding S$5,000 for every day or part thereof during which the offence continues after conviction.

Under the WSHA, the Commissioner for Workplace Safety and Health may serve a remedial or a stop-work order in respect of a workplace, for contravention or omission of any WSHA-specified condition.

As an employer in Singapore, our Singapore operating subsidiary, Platinum Singapore, is required to adhere to the WSHA and adopt these measures to ensure the safety and health of its employees and persons (not being employees of Platinum Singapore) who may be affected by any undertaking carried on by him in our Group’s office premises in Singapore.

As at the date of this annual report, our Group have not been served any orders by the Commissioner of Workplace Safety and Health in Singapore.

Workplace Safety and Health (Incident Reporting) Regulations (the “WSHIR”)

Under Regulation 4 of the WSHIR, where any accident at a workplace occurs which leads to the death of any employee, the employer shall, as soon as is reasonably practicable but no later than 10 days after the accident, submit a report to the Commissioner for Workplace Safety and Health.

Under Regulation 6 of the WSHIR, where an employee meets with an accident at a workplace on or after September 1, 2020, and the employee is certified by a registered medical practitioner or registered dentist to be unfit for work, or to require hospitalization or to be placed on light duties, on account of the accident, the employer shall submit a report to the Commissioner for Workplace Safety and Health of the accident within 10 days after the date the employer first has notice of the accident.

As an employer in Singapore, our Singapore operating subsidiary, Platinum Singapore, is required to adhere to the WSHIR reporting requirements in the situation where any accident occurs at our Group’s office premises or workplace which results in the injury or death of any employee.

As at the date of this annual report, our Group have not had any workplace accidents which would require it to adhere to the WSHIR reporting requirements.

Work Injury Compensation Act 2019 of Singapore (the “WICA”)

The WICA provides that if any employment personal injury by accident arises out of and in the course of the employment is caused to an employee, the employer shall be liable to pay compensation in accordance with the provisions of WICA. The amount of compensation under the WICA in respect of any personal injury of an employee caused by accident arising out of and in the course of his employment shall be computed in accordance with a fixed formula as set out in the Fifth Schedule of the WICA, subject to a maximum and minimum limit.

Pursuant to Section 24(1) of WICA read with Regulation 3 and the Second Schedule of the Work Injury Compensation (Insurance) Regulations 2020, employers are required to maintain work injury compensation insurance for all employees doing manual work regardless of salary level and non-manual employees whose salary within the meaning of the Employment Act received from the employer does not exceed S$2,600 a month. Any employer who fails to insure himself in accordance with WICA shall be guilty of an offence and shall be liable to, on conviction, a fine not exceeding S$10,000 or to imprisonment for a term not exceeding 12 months or to both.

As at the date of this annual report, our Group has compiled with the requirements under the WICA (where applicable) and during the past three (3) years, none of our employees has experienced a workplace injury that is subject to WICA jurisdiction.

Laws relating to Personal Data Protection

Personal Data Protection Act 2012 of Singapore (the “PDPA”)

The PDPA governs the collection, use and disclosure of the personal data of individuals (being data, whether true or not, about an individual, who can be identified from that data or other accessible information), and is administered and enforced by the regulator, the Personal Data Protection Commission (“PDPC”). The PDPA sets out data protection obligations which all organizations are required to comply with in undertaking activities relating to the collection, use or disclosure of personal data and to provide individuals with the right to access and correct their own personal data.

Organizations have mandatory obligations to assess data breaches they suffer, and to notify the PDPC and where applicable, the relevant individuals where the data breach is (or is likely to be) of a significant scale or resulting in (or is likely to result in) significant harm to individuals. Other obligations include accountability, protection, retention, and requirements around the overseas transfers of personal data.

Organizations are required to, among other things, (i) obtain consent from individuals and inform them of the applicable purposes before collecting, using or disclosing their personal data; and (ii) put in place reasonable measures to (a) protect the personal data in their possession or control from unauthorized access, loss or damage and (b) prevent the loss of any storage medium or device on which personal data is stored. In the event of a data breach involving any personal data in an organization’s possession or control, the PDPA requires the organization to reasonably and expeditiously assess whether the data breach is notifiable and notify the PDPC and, unless exceptions apply, the affected individuals of the data breach, if the data breach is assessed to be one that (a) is likely to result in significant harm or impact to the individuals to whom the information relates, or (b) is, or is likely to be, of a significant scale.

In addition, the PDPA also established a Do-Not-Call Registry (“DNC Registry”) which allows individuals to register their Singapore telephone numbers in any of the three Do-Not-Call Registers (“DNC Register”) to opt out of receiving specified messages via voice call, specified text messages and specified fax messages. Under the PDPA, before an organization sends a specified message to a Singapore telephone number, it must check with the DNC Registry to confirm that the number is not listed on the DNC Register, unless the personal has obtained clear and unambiguous consent in evidential form from the user or subscriber of the number.

Non-compliance with the PDPA may attract financial penalties or even criminal liability. The PDPC has broad powers to give any such directions as it thinks fit to ensure compliance, which include requiring an organization to pay a financial penalty. In this connection: (i) in the case of contravention of the parts of the PDPA which sets out the obligations of organizations relating to data protection (including the obligation to protect and care for personal data, and to conduct assessments of data breaches), the maximum financial penalty that may be imposed: (a) on an organization whose annual turnover in Singapore exceeds S$10 million is 10% of the organization’s annual turnover in Singapore, if the contravention occurs on or after October 1, 2022; and (b) in any other case is S$1 million; and (ii) in the case of contravention of the DNC requirements, the financial penalty that may be imposed is S$1 million, or may be up to 5% of the organization’s annual local turnover for more egregious cases.

In the course of operating its business, our Company’s Singapore operating subsidiary, Platinum Singapore, collects and uses personal data provided by customers and their representatives. Platinum Singapore has appointed a Data Protection Officer with an appropriate level of knowledge and specific responsibilities to ensure data protection within the Group, and has adopted a privacy policy that sets out various processes to safeguard the personal data collected from its customers, which include providing data protection training to all employees of Platinum Singapore.

As at the date of this annual report, our Group believes that it is in compliance with all PDPA requirements.

Laws relating to Taxation

Goods and Services Tax Act 1993 of Singapore (the “GST Act”)

Goods and Services Tax (“GST”) is a broad-based consumption tax levied pursuant to the GST Act on the import of goods, as well as nearly all supplies of goods and services in Singapore. It is an indirect tax expressed as a percentage applied to the selling price of goods and services provided by GST registered entities in Singapore. The prevailing rate of GST is 9%. As GST is charged to the end consumer, the GST-registered entity does not generally incur any costs in relation to GST and merely collects taxes on behalf of the local tax authority.

A company is required to register for GST when the turnover of its business is more than S$1 million at the end of the calendar year, or is expected to exceed S$1 million in the next 12 months. If a company fails to make a correct return by omitting or understating any output tax or any other tax for which it is accountable, it will be guilty of an offence and on conviction be required to pay a penalty equal to double the amount of tax which has been undercharged. Failure to make returns within the prescribed period under the GST Act will also expose a company to a penalty equal to 5% of the amount of tax payable, if the amount of tax outstanding is not paid within 60 days after the imposition of the 5% penalty, an additional penalty of 2% of the tax outstanding is payable for each completed month that the tax remains unpaid commencing from the date on which the tax became payable, but the total additional penalty must not exceed 50% of the amount of tax outstanding.

GST exemptions apply to the provision of most financial services, the sale and lease of residential properties, and the importation and local supply of investment precious metals. Goods that are exported and international services are zero-rated.

Income Tax Act 1947 of Singapore (the “ITA”)

The corporate income tax (“CIT”) rate in Singapore is currently 17% of its chargeable income and applies to both local and foreign companies. In addition, 75% of up to the first S$10,000, and 50% of up to the next S$190,000, of a company’s chargeable income otherwise subject to normal taxation is exempt from corporate tax. The remaining chargeable income (after the tax exemption) will be fully taxable at the prevailing CIT. The Singapore Government announced in the Singapore Budget 2024 that in order to help companies manage rising costs, a CIT rebate (the “CIT Rebate”) of 50% of the corporate tax payable will be granted to all taxpaying companies, whether tax resident or not, for the year of assessment 2024. Additionally, companies that have employed at least one local employee in 2023 will receive S$2,000 in cash payout (the “CIT Rebate Cash Grant”). The maximum total benefits of CIT Rebate and CIT Rebate Cash Grant that a company may receive is S$40,000.

Payment of corporate tax must be made within one (1) month from the date of notice after which a 5% penalty can be imposed on the unpaid tax amount. If the amount of tax outstanding is not paid within 60 days of the imposition of the 5% penalty, an additional penalty of 1% of the tax outstanding shall be payable for each completed month that the tax remains unpaid, but the total additional penalty shall not exceed 12% of the amount of tax outstanding.

Laws relating to Dividend Distributions

Companies Act 1967 of Singapore (the “Singapore Companies Act”)

The Singapore Companies Act governs the distribution of dividends in Singapore. Under the Singapore Companies Act, a Singapore company is only allowed to pay dividends out of profits. The Singapore Companies Act also prohibits dividends from being paid out of profits applied towards the purchase of the company’s own shares or gains derived by the company from the disposal of treasury shares. Distribution of dividends must also be done in accordance with the company’s constitution and the generally acceptable accounting principles in Singapore.

Laws relating to Anti-Money Laundering and Prevention of Terrorism Financing

Corruption, Drug Trafficking and Other Serious Crimes (Confiscation of Benefits) Act 1992 of Singapore (the “CDSA”)

The primary anti-money laundering legislation in Singapore is the CDSA, which provides for the confiscation of benefits derived from, and to combat, corruption, drug dealing and other serious crimes. Generally, the CDSA criminalizes the concealment or transfer of the benefits of criminal conduct as well as the knowing assistance of the concealment, transfer or retention of such benefits. The CDSA permits the confiscation of benefits derived from, and to combat, corruption, drug dealing and other serious crimes.

Terrorism (Suppression of Financing) Act 2002 of Singapore (the “TSOFA”)

The TSOFA is the primary legislation for the combating of terrorism financing. The TSOFA criminalizes terrorism financing and prohibits any person in Singapore from dealing with or providing services to a terrorist entity, including those designated pursuant to the TSOFA. It was enacted to give effect to the International Convention for the Suppression of the Financing of Terrorism.

Besides criminalizing the laundering of proceeds derived from drug dealing and other serious crimes and terrorism financing, the CDSA and the TSOFA also require suspicious transaction reports to be lodged with the Suspicious Transaction Reporting Office, Singapore’s Financial Intelligence Unit within the Criminal Affairs Division of the Singapore Police Force. If any person fails to lodge the requisite reports under the CDSA and the TSOFA, it may be subject to criminal liability.

In addition, the TSOFA has extraterritorial reach, and any person outside Singapore who commits an act or omission that would constitute an offense under the TSOFA if committed in Singapore may be proceeded against, charged, tried and punished accordingly in Singapore.

As at the date of this annual report, our Company’s Singapore incorporated subsidiary believes that it is in compliance with the provisions of the CDSA and the TSOFA.

Laws relating to Foreign Investment and Exchange Control

Singapore does not have an umbrella regime for regulating foreign investment. Instead, foreign investment is regulated (if at all) by sector. Singapore imposes no significant restrictions on the repatriation of earnings and capital, or on remittances, foreign exchange transactions and capital movements.

Laws relating to Intellectual Property

The Intellectual Property Office of Singapore administers the intellectual property legislative framework in Singapore, which includes copyrights, trademarks and patents. Singapore is a member of the main international conventions regulating intellectual property matters, and the World Trade Organization’s Agreement on Trade Related Aspects of Intellectual Property Rights.

C. Our Structure

The following chart summarizes our corporate legal structure and identifies our subsidiaries as of the date of this annual report.

D. Property, plants and equipment

Our principal executive office is located at 60 Anson Road, 17-01, Mapletree, Singapore 079914. The current monthly fee is S$4,833 (approximately US$3,674) and the current term of our license will expire on March 31, 2026.

We believe that our facilities are adequate to meet our needs for the immediate future, and that, should it be needed, suitable additional space will be available on commercially reasonable terms to accommodate any expansion of our operations.

ITEM 4A. UNRESOLVED STAFF COMMENTS

Not applicable.

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

You should read the following discussion and analysis of our financial condition and results of operations of the Company in conjunction with our audited consolidated financial statements and the related notes included elsewhere in this annual report. This discussion contains forward-looking statements that involve risks and uncertainties. Our actual results and the timing of events could differ materially from those anticipated in these forward-looking statements as a result of various factors detailed in our filings with the U.S. Securities and Exchange Commission (the “SEC”).

Overview

We are a holding company that was incorporated on October 6, 2016 under the laws of the Cayman Islands. As a holding company with no material operations of our own, we conduct substantially most of our operations through our subsidiary in Singapore.

We are a provider of software development or software related services to financial institutes. Most of our customers are located in Singapore or Taiwan. We currently generate revenues from software development service to customers, which represent approximately 89.3%, 95.9% and 99.9% of our total revenue for the years ended September 30, 2025, 2024 and 2023, respectively. We also generate revenue from software maintenance services or other software related services, which represent approximately 10.7%, 4.1% and 0.1% of our total revenue for the years ended September 30, 2025, 2024 and 2023, respectively. For the fiscal years ended September 30, 2025, 2024 and 2023, our total revenues were approximately $1.7 million, $2.2 million and $0.6 million, respectively.

A. Operating results

Key Factors that Affect Operating Results

We currently derive a majority of revenues from our software development services. We intend to continually enhance our services and cross-sell new services to our existing customers and acquire new customers by increasing our market penetration with a deeper market coverage and a broader geographical reach. Our ability to maintain and expand our customer base with our software development services significantly affects our operating results.

We intend to expand the scope of our service portfolio to service existing customers and acquire new customers by continuous investment in sales marketing activities as well as sustained commitment to research and development (“R&D”) to develop and promote its Electronic Communication Network (“ECN”) service, our new software as a service (“SaaS”) service to customers. Our ability to drive increased customer adoption and usage of our services affects our operating results. Our R&D spending could vary depending on the availability of our R&D human capital, outsourced third parties, the priority setting and the timeframes required for the R&D projects. Our ability to attract, train and retain a cost-effective pool of qualified R&D professionals, including our ability to leverage and expand our proprietary database of qualified R&D professionals and their job satisfaction, affects our financial performance.

Results of Operations

For the years ended September 30, 2025 and 2024

The following table summarizes the results of our operations for the years ended September 30, 2025 and 2024, respectively, and provides information regarding the dollar and percentage increase or (decrease) during such periods.

	For the years Ended
	September 30,			%
	2025	2024	Change	Change
REVENUES:
Software development services	$1,496,161	$2,123,203	$(627,042)	(29.5)%
Maintenance and other similar services	179,078	90,584	88,494	97.7%
Total revenues	1,675,239	2,213,787	(538,548)	(24.3)%

COST OF REVENUES:
Software development services	(516,080)	(680,080)	164,000	(24.1)%
Maintenance and other similar services	(77,916)	(32,873)	(45,043)	137.0%
Total cost of revenues	(593,996)	(712,953)	118,957	(16.7)%
GROSS PROFIT	1,081,243	1,500,834	(419,591)	(28.0)%

OPERATING EXPENSES:
Selling and marketing expenses	(746,667)	-	(746,667)	N/A
General and administrative expenses	(2,084,673)	(597,780)	(1,486,893)	248.7%
Research and development expenses	(167,106)	(127,102)	(40,004)	31.5%
Total operating expenses	(2,998,446)	(724,882)	(2,273,564)	313.6%
(Loss) income from operations	(1,917,203)	775,952	(2,693,155)	(347.1)%

OTHER INCOME (EXPENSES)
Foreign exchange loss	(48,198)	(757)	(47,441)	6267.0%
Other (expenses) income, net	(57,174)	3,187	(60,361)	(1,894.0)%
Total other (loss) income, net	(105,372)	2,430	(107,802)	(4,436.3)%

INCOME (LOSS) BEFORE INCOME TAXES	(2,022,575)	778,382	(2,800,957)	(359.8)%

Income tax expense	-	-	-	-
NET (LOSS) INCOME	(2,022,575)	778,382	(2,800,957)	(359.8)%

Other comprehensive income (loss)	(87,680)	(33,669)	(54,011)	160.4%

COMPREHENSIVE (LOSS) INCOME	$(2,110,255)	$744,713	$(2,854,968)	(383.4)%

Revenues

We derive revenues from two sources: (1) revenue from software development services, and (2) revenue from maintenance and other similar services.

The Company is focusing on developing tailor-made software as required by customers and providing maintenance or other related services to customers. For the year ended September 30, 2025, our total revenue was approximately $1.7 million as compared to approximately $2.2 million for the year ended September 30, 2024. The Company’s total revenue decreased by approximately $0.5 million, or 24.3%. The overall decrease in total revenue was attributable to approximately $0.6 million decrease in revenue from software development services, primarily driven by the completion of a major software development project for Fubon Bank for the year ended September 30, 2024. While we continued to serve this customer, current year revenue was derived exclusively from ongoing maintenance, which carries a lower contract consideration than the development project.

Revenue from software development services

The Company’s software development service contracts are primarily on a fixed-price basis, which require the Company to perform services including designing the software as agreed upon, delivering programming source code and other documents to customer. Revenue from software development service is recognized at a point of time by customer acceptance.

For the year ended September 30, 2025, our software development service revenue was approximately $1.5 million as compared to approximately $2.1 million for the year ended September 30, 2024, which represents an decrease of approximately $0.6 million or 29.5%. The decrease in software development service revenue was mainly due to the reason that the Company completed less projects in fiscal year ended September 30, 2025 as compared to September 30, 2024.

Revenue from maintenance and other similar services

Revenue from maintenance service and other similar services is comprised of software maintenance fees and other software related services. For maintenance and software-related services, the Company’s performance obligations are satisfied over time because the customer simultaneously receives and consumes the benefits of our services as they are performed. Revenue is recognized ratably on a straight-line basis over the term of the respective service contracts.

Revenue from our maintenance and other similar services increased by approximately $0.1 million, from $0.1 million for the year ended September 30, 2024 to approximately $0.2 million for the year ended September 30, 2025. The increase was primarily attributable to the full-period impact of a $0.2 million maintenance contract executed in June 2024. Revenue recognized in fiscal 2025 reflects a greater portion of the service term compared to the short-period contribution in fiscal 2024 following the contract’s inception.

Cost of Revenues

Our cost of revenues mainly consists of compensation benefit expenses for our professionals, and outsourcing professional costs directly related to the software projects. For the year ended September 30, 2025, our total cost was approximately $0.6 million as compared to approximately $0.7 million for the year ended September 30, 2024. The Company’s total cost decreased by approximately 16.7%.

Our cost of software development services was approximately $0.5 million for the year ended September 30, 2025, representing an decrease of approximately $0.2 million or 24.1%, from approximately $0.7 million for the year ended September 30, 2024 The decrease in cost of revenue for software development services was generally in line with the decline in corresponding revenue, primarily driven by a contraction in active service engagements during fiscal 2025 relative to the prior year.

Our cost of maintenance and other similar services was approximately $78 thousand for the year ended September 30, 2025, representing an increase of approximately $45 thousand or 137.0%, from approximately $33 thousand for the year ended September 30, 2024. The increase in cost of maintenance and other similar services was generally in line with the increase in revenue from maintenance and other similar services, largely attributable to the extended duration of service delivery under a $0.2 million contract initiated in late fiscal 2024. Consequently, fiscal 2025 recognized a full twelve months of associated direct costs, whereas the prior year only reflected costs for the initial partial period.

Gross profit

	For the years Ended September 30,
	2025		2024
GROSS PROFIT	Gross Profit	Gross Margin	Gross Profit	Gross Margin	Change	% of Change
Software development services	$980,081	65.5%	$1,443,123	68.0%	$(463,042)	(32.1)%
Maintenance and other similar services	101,162	56.5%	57,711	63.7%	43,451	75.3%
Total gross profit	$1,081,243	64.5%	$1,500,834	67.8%	$(419,591)	(28.0)%

Our gross profit decreased by approximately $0.4 million or 28.0% from approximately $1.5 million for the year ended September 30, 2024 to approximately $1.1 million for the year ended September 30, 2025. Gross margin as a percent of overall revenue for the years ended September 30, 2025 and 2024 was approximately 64.5% and 67.8%, respectively. The decrease in gross profit and the decline in gross margin were primarily driven by the disproportionate reduction in revenue relative to our cost of revenues. While project volume contracted, essential staffing and outsourcing commitments remained relatively stable, thereby exerting downward pressure on our overall gross margin.

Gross profit for software development services decreased by approximately $0.5 million or 32.1% from approximately $1.4 million for the year ended September 30, 2024 to approximately $1.0 million for the year ended September 30, 2025. Gross profit margin remains stable for the years ended September 30, 2025 and 2024, at approximately 65.5% and 68.0%, respectively. The decrease in gross profit margin was primarily attributable to a decline in revenue that exceeded the corresponding reductions in our cost of revenues. Despite a contraction in service volume, essential staffing and outsourcing commitments did not decrease proportionately, which exerted downward pressure on gross margin for software development services.

Gross profit for maintenance and other similar services increased by approximately $43 thousand from approximately $58 thousand for the year ended September 30, 2024 to approximately $0.1 million for the year ended September 30, 2025. The increase in gross profit from maintenance services was primarily due to the full-period impact of a contract started from June 2024. The slight decrease in gross profit margin was mainly due to the increased third-party hosting and service fees attributable to the maintenance and other similar services revenue.

Operating Expenses

	For the years Ended
	September 30,
	2025	2024	Change	% Change
OPERATING EXPENSES:
Selling and marketing expenses	746,667	-	746,667	N/A
General and administrative expenses	2,084,673	597,780	1,486,893	248.7%
Research and development expenses	167,106	127,102	40,004	31.5%
Total operating expenses	$2,998,446	$724,882	$2,273,564	313.6%

Our operating expenses consist of selling and marketing expenses, general and administrative (“G&A”) expenses and research and development (“R&D”) expenses. Operating expenses increased by approximately $2.3 million, or 313.6%, from approximately $0.7 million for the year ended September 30, 2024 to approximately $3.0 million for the year ended September 30, 2025. The increase in our operating expenses was primarily due to strategic post-Initial Public Offering (“IPO”) expansion, including increased expenditures for strategic marketing and branding activities of $0.7 million in selling and marketing expenses and IPO-related expenses of $1.4 million in G&A expenses.

Selling and marketing expenses primarily consisted of marketing expenses and business development and marketing advisory fees. Selling and marketing expenses increased by $0.7 million, primarily due to post- IPO expansion of its marketing and sales team. This growth was driven by increased professional fees for: (i) PR and brand communication; (ii) marketing and development support for the SmartMark platform; (iii) investor relations and capital market advisory; and (iv) strategic business development and market research for M&A and regional expansion.

General and administrative expenses primarily consisted of advisory fees, salary and compensation expenses relating to our accounting, human resources and executive office personnel, and included rental expenses, depreciation and amortization expenses, office overhead, professional service fees and travel and transportation costs. General and administrative expenses increased by 248.7% from $0.6 million for the fiscal year ended September 30, 2024, to $2.1 million for the fiscal year ended September 30, 2025. The increase was primarily due to IPO-related expenses of $1.4 million during the year.

R&D expenses primarily consisted of compensation and benefit expenses relating to our R&D personnel, outsourcing manpower services relating to our R&D activities and contracted third-party development services. R&D expenses increased by approximately $40 thousand or 31.5% from approximately $0.1 million for the year ended September 30, 2024 to approximately $0.2 million for the year ended September 30, 2025. The increase was primarily due to the gradual expansion of our technical support and development capabilities to align with our evolving operational requirements.

Other Income (Expense)

Other income (expense) primarily consists of foreign currency exchange loss and other income (expense), net. Our net other loss amounted to $0.1 million for the year ended September 30, 2025, decreased by $0.1 million from net income of $2 thousand for the year ended September 30, 2024. The increase in foreign currency exchange loss of $47 thousand was primarily due to the deconsolidation of certain subsidiaries in January 2025. Exchange losses arising from the revaluation of USD-denominated intercompany payables were crystallized upon disposal; consequently, the subsequent weakening of the U.S. dollar in the latter half of the year did not offset or reverse the previously recognized losses. The increase of other income (expense) was mainly due to a loss on disposal of subsidiaries of $58 thousand during the year ended September 30, 2025.

Income tax expense

Income tax expense (benefit) was $nil for the both years ended September 30, 2025 and 2024. Although one of our subsidiaries was profitable and its taxable income was fully offset by prior year losses, our other subsidiaries incurred net losses during the two fiscal years, therefore, no income tax was considered.

Net Income

As a result of the foregoing, our net income swung to a net loss of approximately $2.0 million for the year ended September 30, 2025, compared to a net income of $0.8 million for the year ended September 30, 2024, representing a total decrease of approximately $2.8 million. The decrease of net income is attributed to approximately $0.4 million decrease in gross profit and $2.3 million increase in operating expenses.

Other comprehensive loss

Foreign currency translation amounted to net loss of $87,680 and $33,669 for the years ended September 30, 2025 and 2024, respectively. The balance sheet amounts with the exception of equity as of September 30, 2025 were translated at SGD1.2903 to USD1.00 as compared to SGD1.2831 to USD1.00 as of September 30, 2024. Except for the accumulated deficits and accumulated comprehensive loss, the equity accounts were stated at their historical rate. The average translation rates applied to the income statements accounts for the years ended September 30, 2025 and 2024 were SGD1.3156 to USD1.00 or RMB7.1896 to USD1.00 and SGD1.3406 to USD1.00 or RMB7.2043 to USD1.00, respectively. The change in the value of the SGD relative to the U.S. dollar may affect our financial results reported in the U.S, dollar terms without giving effect to any underlying change in our business or results of operation.

Major customers and suppliers

(a)	Significant customers

Major customers that make up 10% or more of revenue are as below:

	For the years ended September 30,
	2025	2024
Customer A	84.9%	75.9%
Customer B	*	23.2%
Customer C	12.1%	*

Note:

* Represented the percentage less than 10%.

Material terms of Platinum Singapore’s agreements with major customers are similar, and are summarized as follows:

Scope of services:	Platinum Singapore will provide software development services relating to foreign exchange trading to its customers. The scopes, functions, specifications and requirements of the software may vary from case to case, and will be set out respectively in the agreements with customers or the relevant statement of work.

Service fees:	Platinum Singapore usually charges a fixed service fee for each software development project. Such service fees are usually determined based on various factors including scope of work, specifications and requirements of the software, expected delivery time, etc.

Payment terms:	Service fees are usually payable to Platinum Singapore in tranches upon completion of various development milestones by Platinum Singapore which are set out in the respective agreements with customers or the relevant statement of work.

(b)	Significant suppliers

Major suppliers that make up 10% or more of purchase are as below:

	For the years ended September 30,
	2025	2024
Supplier A	88.2%	63.1%

Material terms of the agreement with Shanghai Borui are summarized as follows:

Scope of services:	For various projects of Platinum Singapore from time to time, Shanghai Borui will provide technical services to Platinum Singapore at Shanghai Borui premises, Platinum Singapore’s site, or at other places designated by Platinum Singapore, depending on the need of the respective project. Where necessary, Shanghai Borui will arrange its personnel to carry out specified work content or duty of the respective project under the instruction of Platinum Singapore. Platinum Singapore and Shanghai Borui will enter into separate statement of work for each project in which their respective duties and responsibilities are set out.

Service fees:	Shanghai Borui generally charges Platinum Singapore service fees, overtime and other related expenses according to the number and qualification of personnel required for satisfying Platinum Singapore’s demands and the standard hourly rates of such personnels set out in the master service agreement.

Payment terms:	Service fees are usually settled and payable to Shanghai Borui upon completion of various milestones set out in the relevant statement of work.

For the years ended September 30, 2024 and 2023

The following table summarizes the results of our operations for the years ended September 30, 2024 and 2023, respectively, and provides information regarding the dollar and percentage increase or (decrease) during such periods.

	For the years Ended
	September 30,			%
	2024	2023	Change	Change
REVENUES:
Software development services	$2,123,203	$581,920	$1,541,283	264.9%
Maintenance and other similar services	90,584	333	90,251	27,102.4%
Total revenues	2,213,787	582,253	1,631,534	280.2%

COST OF REVENUES:
Software development services	(680,080)	(303,684)	(376,396)	123.9%
Maintenance and other similar services	(32,873)	-	(32,873)	-%
Total cost of revenues	(712,953)	(303,684)	(409,269)	134.8%
GROSS PROFIT	1,500,834	278,569	1,222,265	438.8%

OPERATING EXPENSES:
General and administrative expenses	(597,780)	(577,422)	(20,358)	3.5%
Research and development expenses	(127,102)	(927,924)	800,822	(86.3)%
Total operating expenses	(724,882)	(1,505,346)	780,464	(51.8)%
Income(loss) from operations	775,952	(1,226,777)	2,002,729	(163.3)%

OTHER INCOME (EXPENSES)
Foreign exchange loss	(757)	(4,498)	3,741	(83.2)%
Other income (expenses), net	3,187	(5,945)	9,132	(153.6)%
Total other (loss) income, net	2,430	(10,443)	12,873	(123.3)%

INCOME (LOSS) BEFORE INCOME TAXES	778,382	(1,237,220)	2,015,602	(162.9)%

Income tax expense	-	-	-
NET INCOME (LOSS)	778,382	(1,237,220)	2,015,602	(162.9)%

Other comprehensive loss	(33,669)	(47,455)	13,786	(29.1)%

COMPREHENSIVE INCOME (LOSS)	$744,713	$(1,284,675)	$2,029,388	(158.0)%

Revenues

We derive revenues from two sources: (1) revenue from software development services, and (2) revenue from maintenance and other similar services.

The Company is focusing on developing tailor-made software as required by customers and providing maintenance or other related services to customers. For the year ended September 30, 2024, our total revenue was approximately $2.2 million as compared to approximately $0.6 million for the year ended September 30, 2023. The Company’s total revenue increased by approximately $1.6 million, or 280.2%. The overall increase in total revenue was attributable to approximately $1.5 million increase in revenue from software development services.

Revenue from software development services

The Company’s software development service contracts are primarily on a fixed-price basis, which require the Company to perform services including designing the software as agreed upon, delivering programming source code and other documents to customer. Revenue from software development service is recognized at a point of time by customer acceptance.

For the year ended September 30, 2024, our software development service revenue was approximately $2.1 million as compared to approximately $0.6 million for the year ended September 30, 2023, which represents an increase of approximately $1.5 million or 264.9%. The increase in software development service revenue was mainly due to the reason that the Company completed more projects in fiscal year ended September 30, 2024 as compared to September 30, 2023. The Company’s software development capability was well-recognized by customers when the first one or two pieces of software were accepted by customers in fiscal year 2023, which resulted in receiving more orders from customers in fiscal year 2023 and 2024 while completed in fiscal year 2024.

Revenue from maintenance and other similar services

Revenue from maintenance service and other similar services is comprised of software maintenance fees and other software related services. The maintenance services contracts typically include a single performance obligation. When the Company provides the maintenance service, the customer received the benefit simultaneously. As a result, the revenue should be recognized over the time when the Company provides the service to the customer. As the total price is fixed and the service is considered evenly distributed during the period, the revenue can be amortized on a straight line basis over the contract service period.

Revenue from our maintenance and other similar services increased by approximately $0.1 million, from almost zero for the year ended September 30, 2023 to approximately $0.1 million for the year ended September 30, 2024. The increase in revenue from maintenance and other similar services was mainly due to the fact that the Company obtained a maintenance contract with total amount of US$0.2 million and provided the services lasting for 12 months started from June 2024.

Cost of Revenues

Our cost of revenues mainly consists of compensation benefit expenses for our professionals, and outsourcing professional costs directly related to the software projects. For the year ended September 30, 2024, our total cost was approximately $0.7 million as compared to approximately $0.3 million for the year ended September 30, 2023. The Company’s total cost increased by approximately $0.4 million, or 134.8%. The overall increase in total cost of revenues was primarily attributable to approximately $0.4 million increase in cost of providing software development services.

Our cost of software development services was approximately $0.7 million for the year ended September 30, 2024, representing an increase of approximately $0.4 million or 123.9%, from approximately $0.3 million for the year ended September 30, 2023. The increase in cost of software development service was mainly attributable to increased revenue from software development services recognized in fiscal year ended September 30, 2024 as compared to that in fiscal year ended September 30, 2023.

Our cost of maintenance and other similar services was approximately $0.03 million for the year ended September 30, 2024, representing an increase of approximately $0.03 million, from $nil for the year ended September 30, 2023. The increase in cost of maintenance and other similar services was mainly attributable to increased revenue from maintenance and other similar services recognized in fiscal year ended September 30, 2024 as compared to that in fiscal year ended September 30, 2023.

Gross profit

	For the years Ended
	September 30,
	2024		2023
GROSS PROFIT	Gross Profit	Gross Margin	Gross Profit	Gross Margin	Change	% of Change
Software development services	$1,443,123	68.0%	$278,236	47.8%	$1,164,887	418.7%
Maintenance and other similar services	57,711	63.7%	333	100.0%	57,378	17,230.6%
Total gross profit	$1,500,834	67.8%	$278,569	47.8%	$1,222,265	438.8%

Our gross profit increased by approximately $1.2 million or 438.8% from approximately $0.3 million for the year ended September 30, 2023 to approximately $1.5 million for the year ended September 30, 2024. Gross margin as a percent of overall revenue for the years ended September 30, 2024 and 2023 was approximately 67.8% and 47.8%, respectively.

Gross profit for software development services increased by approximately $1.2 million or 418.7% from approximately $0.3 million for the year ended September 30, 2023 to approximately $1.4 million for the year ended September 30, 2024. Gross profit margin for the years ended September 30, 2024 and 2023 was approximately 68.0% and 47.8%, respectively. The increase in gross profit margin was due to the reasons that (i) after more software developed for the similar industry, certain module or idea can be duplicated in new projects which completed in fiscal year 2024, which resulting a less developing costs; (ii) we laid-off certain idle or low-efficient developing staffs in fiscal year 2023 to improve our unit cost per output, which resulted in a lower cost in fiscal year 2024 as compared to fiscal year 2023.

Gross profit for maintenance and other similar services increased by approximately $0.05 million from approximately $nil for the year ended September 30, 2023 to approximately $0.05 million for the year ended September 30, 2024.

Operating Expenses

	For the years Ended
	September 30,
	2024	2023	Change	% Change
OPERATING EXPENSES:
General and administrative expenses	597,780	577,422	20,358	3.5%
Research and development expenses	127,102	927,924	(800,822)	(86.3)%
Total operating expenses	$724,882	$1,505,346	$(780,464)	(51.8)%

Our operating expenses consist of general and administrative expenses and research and development (“R&D”) expenses. Operating expenses decreased by approximately $0.8 million, or 51.8%, from approximately $1.5 million for the year ended September 30, 2023 to approximately $0.7 million for the year ended September 30, 2024. The decrease in our operating expenses was primarily due to approximately $0.8 million decrease in R&D expenses.

General and administrative expenses primarily consisted of salary and compensation expenses relating to our sales, accounting, human resources and executive office personnel, and included rental expenses, depreciation and amortization expenses, office overhead, professional service fees and travel and transportation costs. General and administrative expenses slightly increased by 3.5% from $0.58 million for the fiscal year ended September 30, 2023, to $0.60 million for the fiscal year ended September 30, 2024.

R&D expenses primarily consisted of compensation and benefit expenses relating to our R&D personnel as well as outsourcing costs relating to our R&D activities. R&D expenses decreased by approximately $0.8 million or 86.3% from approximately $0.9 million for the year ended September 30, 2023 to approximately $0.1 million for the year ended September 30, 2024. As our ECN project became more mature in fiscal year ended September 30, 2024, we incurred less R&D work in the ECN project.

Other Income (Expense)

Other income (expense) primarily consists of foreign currency exchange loss and other income (expense), net. Our net other income amounted to $2,430 for the year ended September 30, 2024, increased by $12,873 from net loss of $10,443 for the year ended September 30, 2023. The increase of net other income of $12,873 represents a decrease of foreign currency exchange loss of $3,741 and an increase of other income of $9,132. The decrease of foreign currency exchange loss was due to less US$ receivables recorded during the year ended September 30, 2024 in Platinum Singapore, while US dollars against Singapore dollars depreciated during the two fiscal years. The increase of other income (expense) was mainly due to a loss on disposal of property and equipment of $7,135 during the year ended September 30, 2023.

Income tax expense

Income tax expense (benefit) was $nil for the both years ended September 30, 2024 and 2023. As all operating entities were suffered accumulated loss, no income tax were considered during the two fiscal years.

Net Income

As a result of the foregoing, our net income increased by approximately $2.0 million, or 162.9%, from approximately $1.2 million net loss for the year ended September 30, 2023 to approximately $0.8 million net income for the year ended September 30, 2024. The increase of net income is attributed to approximately $1.2 million increase in gross profit and $0.8 million decrease in operating expenses.

Other comprehensive loss

Foreign currency translation adjustments amounted to $33,669 and $47,455 for the years ended September 30, 2024 and 2023, respectively. The balance sheet amounts with the exception of equity as of September 30, 2024 were translated at SGD1.2831 to USD1.00 or RMB7.0176 to USD1.00 as compared to SGD1.3656 to USD1.00 or RMB7.2960 to USD1.00 as of September 30, 2023. Except for the accumulated deficits and accumulated comprehensive loss, the equity accounts were stated at their historical rate. The average translation rates applied to the income statements accounts for the years ended September 30, 2024 and 2023 were SGD1.3406 to USD1.00 or RMB7.2043 to USD1.00 and SGD1.3518 to USD1.00 or RMB7.0533 to USD1.00, respectively. The change in the value of the RMB relative to the U.S. dollar may affect our financial results reported in the U.S, dollar terms without giving effect to any underlying change in our business or results of operation.

Major customers and suppliers

(a)	Significant customers

Major customers that make up 10% or more of revenue are as below:

	For the years ended September 30,
	2024	2023
Customer A	75.9%	12.5%
Customer B	23.2	*
Customer C	*	40.9%
Customer D	*	46.5%

Note:

* Represented the percentage less than 10%.

Material terms of Platinum Singapore’s agreements with major customers are similar, and are summarized as follows:

Scope of services:	Platinum Singapore will provide software development services relating to foreign exchange trading to its customers. The scopes, functions, specifications and requirements of the software may vary from case to case, and will be set out respectively in the agreements with customers or the relevant statement of work.

Service fees:	Platinum Singapore usually charges a fixed service fee for each software development project. Such service fees are usually determined based on various factors including scope of work, specifications and requirements of the software, expected delivery time, etc.

Payment terms:	Service fees are usually payable to Platinum Singapore in tranches upon completion of various development milestones by Platinum Singapore which are set out in the respective agreements with customers or the relevant statement of work.

(b)	Significant suppliers

Major suppliers that make up 10% or more of purchase are as below:

	For the years ended September 30,
	2024	2023
Supplier A	63.1%	47.3%
Supplier B	*	15.0%

Note:

* Represented the percentage less than 10%.

Material terms of the agreement with Shanghai Borui are summarized as follows:

Scope of services:	For various projects of Platinum Singapore from time to time, Shanghai Borui will provide technical services to Platinum Singapore at Shanghai Borui premises, Platinum Singapore’s site, or at other places designated by Platinum Singapore, depending on the need of the respective project. Where necessary, Shanghai Borui will arrange its personnel to carry out specified work content or duty of the respective project under the instruction of Platinum Singapore. Platinum Singapore and Shanghai Borui will enter into separate statement of work for each project in which their respective duties and responsibilities are set out.

Service fees:	Shanghai Borui generally charges Platinum Singapore service fees, overtime and other related expenses according to the number and qualification of personnel required for satisfying Platinum Singapore’s demands and the standard hourly rates of such personnels set out in the master service agreement.

Payment terms:	Service fees are usually settled and payable to Shanghai Borui upon completion of various milestones set out in the relevant statement of work.

B. Liquidity and Capital Resources

Our consolidated financial statements have been prepared on a going concern basis, which contemplates the realization of assets and liquidation of liabilities during the normal course of operations. We incurred net loss of $2.0 million, net income of $0.8 million and net loss of $1.2 million for the years ended September 30, 2025, 2024 and 2023, respectively. Net cash used in operating activities were $5.5 million, $0.4 million and $0.9 million for the years ended September 30, 2025, 2024 and 2023, respectively.

As of September 30, 2025, the Company had positive working capital of approximately $5.5 million and net deficit of approximately $10.8 million. For the year ended September 30, 2025, the Company had net loss of $2.0 million and net cash used in by operating activities of approximately $5.5 million. The Company has historically funded its working capital needs primarily from operations, advance payments from customers and related parties. The working capital requirements are affected by the efficiency of operations, the numerical volume and dollar value of revenue contracts, the progress or execution on customer contracts, the timing of accounts receivable collections and supports from our related parties. In connection with our IPO completed in September 2025, we received net proceeds of approximately $7.8 million, after deducting underwriting discounts and offering expenses. The influx of IPO proceeds significantly enhanced our liquidity position and combined with our existing cash in bank and positive working capital, is expected to provide the necessary funding for our operational needs and strategic initiatives for at least the next twelve months.

In assessing its liquidity, the Company monitors and analyzes its cash in bank, its ability to generate sufficient revenue sources in the future and its operating and capital expenditure commitments. As of September 30, 2025, the Company had cash of approximately $2.6 million. The Company believes that its cash in bank and operating cash flows will be sufficient to fund its operations over at least the next 12 months from the date of this report. However, the Company may need additional cash resources in the future if the Company experiences changed business conditions or other developments, and may also need additional cash resources in the future if the Company wishes to pursue opportunities for investment, acquisition, strategic cooperation or other similar actions. If it is determined that the cash requirements exceed the Company’s amounts of cash in bank, the Company may seek to issue debt or equity securities or obtain a credit facility.

For the years ended September 30, 2025, 2024 and 2023

Cash Flow

	For the Years Ended September 30,
	2025	2024	2023
Net cash used in operating activities	$(5,518,850)	$(353,164)	$(869,355)
Net cash provided by (used in) investing activities	461	24,832	(232,177)
Net cash provided by financing activities	7,756,616	656,935	160,196
Effect of exchange rate change on cash	48,968	(9,269)	(1,054)
Net increase (decrease) in cash	$2,287,195	$319,334	$(942,390)

Operating Activities

Net cash used in operating activities was approximately $5.5 million for the year ended September 30, 2025. Net cash used in operating activities for the year ended September 30, 2025 primarily resulted from approximately net loss of $2.0 million, $3.6 million increase in prepaid service fee and $0.1 million increase in accrued expenses and other liabilities.

Net cash used in operating activities was approximately $0.4 million for the year ended September 30, 2024. Net cash used in operating activities for the year ended September 30, 2024 primarily resulted from approximately $1.3 million decrease in advance from customer, $0.2 million increase in prepaid service fee to a related party, offset by net income of $0.8 million, depreciation and decrease in accounts receivable with total amount of $0.1 million, a decrease of $0.3 million in software development cost in progress.

Net cash used in operating activities was approximately $0.9 million for the year ended September 30, 2023. Net cash used in operating activities for the year ended September 30, 2023 primarily resulted from approximately $1.2 million net loss, approximately $0.1 million increase in accounts receivable and approximately $0.1 million decrease in accrued expenses and other liabilities and operating lease liability, offset by depreciation and amortization of $0.1 million, an increase of approximately $0.3 million in accounts payable and advance from customers, a decrease of approximately $0.1 million in prepayments and other receivable.

Investing Activities

Net cash provided by investing activities was approximately $461 for the year ended September 30, 2025. Net cash provided by investing activities for the year ended September 30, 2025, primarily resulted from cash decreased due to disposal of subsidiaries of $374 and repayment from a related party of $835.

Net cash provided by investing activities was approximately $0.02 million for the year ended September 30, 2024. Net cash provided by investing activities for the year ended September 30, 2024 primarily resulted from repayment from a related party of $0.02 million.

Net cash used in investing activities was approximately $0.2 million for the year ended September 30, 2023. Net cash used in investing activities for the year ended September 30, 2023 primarily resulted from advance payment to a related party of $0.1 million and $0.1 million used in acquisition of property and equipment.

Financing Activities

Net cash provided by financing activities was $7.8 million for fiscal year ended September 30 2025, primarily resulted from cash advanced from IPO and prepaid of offering cost with a total amount of $7.8 million.

Net cash provided by financing activities was $0.7 million for fiscal year ended September 2024, which primarily resulted from the advance from related parties of $0.7 million.

Net cash provided by financing activities was $0.2 million for fiscal ended September 2023, which represents advanced from related parties.

Capital Expenditures

The Company had no capital expenditures for the fiscal years ended September 30, 2025, 2024 and 2023, respectively. The Company will make capital expenditures to meet the expected growth of its business when necessary.

Contractual Obligations

The Company had no outstanding bank loans as of September 30, 2025. The Company had related parties’ loan of $861,721 as of September 30, 2025. These related party loans are expected to be repaid within the next 1~2 years from September 30, 2025.

Off-Balance Sheet Arrangements

There were no off-balance sheet arrangements for the years ended September 30, 2025, 2024 and 2023, that have or that in the opinion of management are likely to have, a current or future material effect on our financial condition or results of operations.

C. Research and Development, Patents and Licenses, Etc.

For a description of our research and development programs and the amounts that we have incurred over the last three years pursuant to those programs, please see “Item 5. Operating and Financial Review and Prospects— A. Operating Results— Operating Expenses” and “Item 5. Operating and Financial Review and Prospects— A. Operating Results—For the year ended September 30, 2025 and 2024 and For the year ended September 30, 2024 and 2023”.

D. Trend Information

Other than as disclosed herein, we are not aware of any trends, uncertainties, demands, commitments or events since September 30, 2025 that are reasonably likely to have a material adverse effect on our revenue, income, profitability, liquidity or capital resources, or that caused the disclosed financial information to be not necessarily indicative of future operating results or financial conditions.

E. Critical Accounting Policies and Estimates

We prepare our consolidated financial statements in accordance with U.S. GAAP, which requires us to make judgments, estimates and assumptions. To the extent that there are material differences between these estimates and actual results, our financial condition or results of operations would be affected. We base our estimates and assumptions on our own historical data and other assumptions that we believe are reasonable after taking account of our circumstances and expectations for the future based on available information. We evaluate these estimates and assumptions on an ongoing basis.

Our expectations regarding the future are based on available information and assumptions that we believe to be reasonable and accurate, which together form our basis for making judgments about matters that are not readily apparent from other sources. Since the use of estimates is an integral component of the financial reporting process, our actual results could differ from those estimates. Some of our accounting policies require a higher degree of judgment than others in their application.

Our critical accounting policies and practices include the following: (i) revenue recognition; (ii) accounts receivable, net; and (iii) income taxes. See Note 2—Summary of Significant Accounting Policies to our consolidated financial statements for the disclosure of these accounting policies. We believe the following accounting estimates involve the most significant judgments used in the preparation of our financial statements.

We consider an accounting estimate to be critical if: (i) the accounting estimate requires us to make assumptions about matters that were highly uncertain at the time the accounting estimate was made, and (ii) changes in the estimate that are reasonably likely to occur from period to period or use of different estimates that we reasonably could have used in the current period, would have a material impact on our financial condition or results of operations. We consider our critical accounting estimates include (i) allowance for doubtful accounts for accounts receivable and (ii) valuation allowance of deferred tax assets.

Allowance for credit losses against accounts receivable

From October 1, 2022, the Company adopted ASU 2016-13 Financial Instruments - Credit Losses (ASC Topic 326): Measurement of Credit Losses on Financial Instruments, which replaced the incurred loss methodology with an expected loss methodology that is referred to as the current expected credit loss (“CECL”) methodology. The measurement of expected credit losses under CECL is applicable to financial assets measured at amortized cost, including accounts receivable. The Company uses the roll-rate method to measure the expected credit losses of account receivables on a collective basis when similar risk characteristics exist. The roll-rate method stratifies the receivables balance by delinquency stages and projected forward in one-year increments using historical roll rate. In each period end of the simulation, losses on the receivables are captured, and the ending delinquency stratification serves as the beginning point of the next iteration. This process is repeated on a yearly rolling basis. The loss rate calculated for each delinquency stage is then applied to respective receivables balance. The management adjusts the allowance that is determined by the roll-rate method for both current conditions and forecasts of economic conditions. The Company adopted ASC Topic 326 using the modified retrospective method in scope of the standard. Results for reporting periods beginning after October 1, 2022 are presented under ASC Topic 326, while prior period amounts continue to be reported in accordance with previously applicable GAAP.

Provision for expected credit losses are included in general and administrative expenses in the consolidated statements of operation and comprehensive loss. After all attempts to collect a receivable have failed, the receivable is written off against the allowance. Accounts receivable, net represent the amounts that the Company has an unconditional right to consideration, which are stated at the original amount less an allowance for credit losses. Allowance for credit losses for accounts receivable amounted to $nil and $nil as of September 30, 2025 and 2024, respectively.

Valuation of deferred tax assets

Deferred income taxes are provided using assets and liabilities method, which requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been included in the financial statements. Under this method, deferred tax assets and liabilities are determined on the basis of the differences between financial statements and tax basis of assets and liabilities using enacted tax rates in effect for the year in which the differences are expected to reverse. Deferred tax assets are recognized to the extent that these assets are more likely than not to be realized. In making such a determination, the management consider all positive and negative evidence, including future reversals of projected future taxable income and results of recent operation. Deferred tax assets are then reduced by a valuation allowance through a charge to income tax expense when, in the opinion of management, it is more likely than not that a portion of or all of the deferred tax assets will not be realized.

The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. Recovery of substantially all of the Company’s deferred tax assets is dependent upon the generation of future income, exclusive of reversing taxable temporary differences. Based upon the level of historical taxable income and projections for future taxable income over the periods in which the deferred tax assets are recoverable, management is not able to assure that the results of future operations will generate sufficient taxable income to realize the deferred tax assets as of September 30, 2025 and 2024. As a result, management decided to record a full valuation allowance as of September 30, 2025 and 2024. The deferred tax assets could be utilized in the future years if we make profits in the future, the valuation allowance shall be reversed.

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A. Directors and Senior Management

Set forth below is information concerning our directors, executive officers and other key employees.

The following individuals are members of the board of directors and executive management of the registrant.

Directors and Executive Officers	Age	Position/Title
Mr. Huiyi Zheng	47	Chief Executive Officer, Director
Mr. Qihong Bao	51	Chief Technology Officer, Director
Mr. Yinjie Zhou	42	Chief Financial Officer
Ms. Anqi Lu(1)(2)(3)	48	Independent Director Nominee, Chair of Nominating Committee
Ms. Chenling Zhang(1)(2)(3)	43	Independent Director Nominee, Chair of Compensation Committee
Mr. Shiao-Hua Yen(1)(2)(3)	70	Independent Director Nominee, Chair of Audit Committee

(1) Member of the Audit Committee

(2) Member of the Compensation Committee

(3) Member of the Nominating Committee

The following is a brief biography of each of our executive officers and directors:

Mr. Huiyi Zheng – Our Chief Executive Officer and a Director has served at the Company since October 6, 2016. Mr. Zheng is a citizen of China, with permanent residency in Singapore. Before co-founding the Company, Mr. Zheng served in financial IT sector for more than 20 years, including at the China Foreign Exchange Trading Center (CFETS) as Comstar Marketing Director and at Thomson Reuters as Senior Account Manager. He has also worked for Dow Jones Telerate Financial Information Inc, UFJ(MUFG) China Strategic Department and UFJ(MUFG) Shanghai Branch Electronic Banking Center. Mr. Zheng received a Bachelor of Information Management and System from Shanghai University of International Business and Management and a Master of Science in Engineering in the Business Environment at the University of London, Queen Mary and Westfield College. We believe that Mr. Zheng’s co-founding of our Company, his leadership experience, and his extensive experience in the financial IT sector make him well qualified to serve as a member of our board of directors and as our Chief Executive Officer. Mr. Zheng does not currently hold, and has not held during the past five years, any other directorships in any company with a class of securities registered pursuant to section 12 of the Exchange Act or subject to the requirements of section 15(d) of such Act or any company registered as an investment company under the Investment Company Act of 1940.

Mr. Qihong Bao – Our Chief Technology Officer and a Director has served at the Company since March 11, 2020 where he is in charge of product development and technology. Mr. Bao started his career as an equities trader for Goldman Sachs, followed by the development of an algorithm trading engine at Aegis Software, a fintech startup of which he was a member. Following the sales of Aegis Software to Thomson Reuters, he worked for Thomson Reuters as a trading technologies specialist and later market development head for trading data. During his tenure, he worked multiple years in New York, London, Copenhagen, Stockholm, Singapore, and Shanghai. Mr. Bao received a Bachelor’s in Electrical Engineering at the University of Michigan, Ann Arbor. We believe that Mr. Bao’s significant experience in trading technologies and product development make him well qualified to serve as a member of our board of directors, and our Chief Technology Officer. Mr. Bao does not currently hold, and has not held during the past five years, any other directorships in any company with a class of securities registered pursuant to section 12 of the Exchange Act or subject to the requirements of section 15(d) of such Act or any company registered as an investment company under the Investment Company Act of 1940.

Mr. Yinjie Zhou – Our Chief Financial Officer has served at the Company since February 1, 2023. Mr. Zhou is a citizen of China. Prior to joining the Company, Mr. Zhou served as the CEO at Shanghai Tou Chang Investment & Management, an investment management company specializing in equity investment, with more than 10 years of working experience in financial management. This experience provided him with expertise in financial management and investment analysis. Mr. Zhou also worked for the Wanguo Constructions and Project Management Ltd as the head of the financial department. Mr. Zhou obtained his bachelor’s degree in Mathematics, Operational Research, Statistic and Economics from University of Warwick in 2006 and his executive MBA degree in Antai College of Economics & Management, Shanghai Jiao Tong University in 2018. We believe Mr. Zhou’s extensive experience in financial management and investment qualifies him to serve as a member of our board of directors and as our Chief Financial Officer. Mr. Zhou does not currently hold, and has not held during the past five years, any other directorships in any company with a class of securities registered pursuant to section 12 of the Exchange Act or subject to the requirements of section 15(d) of such Act or any company registered as an investment company under the Investment Company Act of 1940.

Ms. Anqi Lu – Ms. Lu serves as our independent Director. Since February 2023, Ms. Lu has been a director at Oneapex Capital Pte. Ltd., a Fund Management and Multi Family Office firm holding a Capital Markets Services License issued by the Monetary Authority of Singapore, where she manages clients’ investment portfolio, sets up Variable Capital Corporations and single-family office for corporate and private clients, and organizes fundraising and project financing for institutional clients. Since 2012, she has also been a director at TGC Private Office Pte. Ltd., where she oversees clients’ investment portfolios in various private banks and source and manages private equity and other transactions. Ms. Lu received her Bachelor Degree in Business Administration from the University of Southern California, USA, in August 2002. We believe Ms. Lu’s experience in investment management and financial oversight qualifies her to serve as an independent director and as the Chair of our Nominating Committee. Ms. Lu does not currently hold, and has not held during the past five years, any other directorships in any company with a class of securities registered pursuant to section 12 of the Exchange Act or subject to the requirements of section 15(d) of such Act or any company registered as an investment company under the Investment Company Act of 1940.

Ms. Chenling Zhang – Ms. Zhang serves as our independent Director. Chenling Zhang is an investor, entrepreneur and influencer. From July 2022 to April 2024, she served as a member of the supervisory board of Wolford AG, an international luxury shapewear brand. In 2021, she served as an independent director and operating partner of Primavera Capital Acquisition Corp., a NYSE-listed SPAC. In December 2022, Primavera Capital Acquisition Corporation successfully merged with Lanvin Group Holdings Limited, a fast growing global luxury group with a portfolio of heritage brands including Lanvin, Wolford, Sergio Rossi, St. John and Caruso. In 2013, with the goal of inspiring modern healthy lifestyles in China, Ms. Zhang founded Weiguoqing Beverage Shanghai Co., Ltd, a leading cold-pressed juice company, which is now a key supplier to Alibaba Group’s Freshippo supermarket chain, Costco, Shangri-la Group, Marriott Group, and other premium hospitality groups and chains across China. Ms. Zhang received her bachelor’s degree in Applied Mathematics from Harvard University in 2005. We believe Ms. Zhang’s entrepreneurial experience and her background in investment banking and private equity qualify her to serve as an independent director and as Chair of our Compensation Committee.

Mr. Shiao-Hua Yen – Mr. Yen serves as our independent Director. Mr. Yen has over 40 years of experience in the semiconductor and IT industries. From February 2006 to the present, he has been providing consulting services on a freelance basis to companies in the semiconductor and IT industries. From July 1999 to February 2006, he was the managing director of SUNeVISION Holdings Ltd., where he led SUNeVISION Holdings Ltd.’s in its Hong Kong listing on March 17, 2000. He has continued to oversee various projects after moving on from SUNeVISION, up until today. Mr. Yen also has extensive experience in operations and mergers and acquisitions. From 1993 to 1997, he was Greater China General Manager at Aspen Techology, Inc., where he was responsible for daily operations and management. He also led Aspen Technology, Inc. in its NASDAQ IPO in October 1994. From 1990 to 1993, he was the Greater China General Manager at Mentor Graphics Corporation. From 1985 to 1988, he was the China Manager at Applied Materials, Inc. From 1981 to 1984, he was an R&D Engineer at Phillips Semiconductor, which is now known as NXP Semiconductors N.V. Mr. Yen obtained his Bachelor of Science degree in Chemical Engineering from the University of California, Berkeley in 1981. We believe Mr. Yen’s extensive experience in the IT industry, his executive leadership roles, his experience with public company listings and M&A activities qualify him to serve as an independent director and as Chair of our Audit Committee. During the past five years, Mr. Yen has not held any other public company directorships. Our board of directors has also determined that Mr. Yen qualifies as an “audit committee financial expert” as defined in Item 407(d)(5) of Regulation S-K.

Pursuant to our third amended and restated articles of association, the minimum number of directors shall consist of not less than one person and there shall be no maximum number of directors unless otherwise determined from time to time by the shareholders in a general meeting. Unless removed or re-appointed, each director shall hold office until the expiration of his or her term, or his or her resignation from the Board, or until his or her successor shall have been elected and qualified.

For additional information, see “ITEM 10. ADDITIONAL INFORMATION — B. Memorandum and Articles of Association”.

Arrangements or Understandings

To our knowledge, there are no arrangements or understandings between any of our directors or executive officers and any other person pursuant to which any director or executive officer was or is to be selected as a director or executive officer, other than arrangements or understandings with directors or officers of our company acting solely in their capacities as such.

Family Relationships

None of the directors or executive officers has a family relationship as defined in Item 401 of Regulation S-K.

Involvement in Certain Legal Proceedings

To the best of our knowledge, none of our directors or executive officers has, during the past ten years, been involved in any legal proceedings described in subparagraph (f) of Item 401 of Regulation S-K.

Board of Directors

Our board of directors currently consists of five directors. Our board of directors has determined that Ms. Anqi Lu, Ms. Chenling Zhang, and Mr. Shiao-Hua Yen are independent under Rule 10A-3 of the Exchange Act and Nasdaq Listing Rule 5605(a)(2).

Duties of Directors

Under Cayman Islands law, our directors have fiduciary duties to act honestly in good faith with a view to our best interests. Our directors also have a duty to exercise the skill they actually possess with the care and diligence that a reasonably prudent person would exercise in comparable circumstances. In fulfilling their duty of care to us, our directors must ensure compliance with our memorandum and articles of association, as amended from time to time. We have the right to seek damages if a duty owed by our directors is breached.

B. Compensation of Directors and Executive Officers

Employment Agreements

We have entered into employment agreements with each of our executive officers. Pursuant to these employment agreements, the form of which were filed as Exhibits 10.5, 10.6, and 10.7 to our Registration Statement on Form F-1 (File No. 333-287134) and are incorporated by reference herein, we have agreed to employ each of our executive officers for a specified time period, which may be renewed upon both parties’ agreement thirty (30) days before the end of the current employment term. We may terminate the employment with immediate without notice and no liability to make any further payment to the employee, including but not limited to, willful breach by the employee of a condition in the agreement, conviction of a criminal offense or unsound mind or is a patient for any purpose of any statute relating to mental health. Either party may terminate the employment within thirty (30) days of notice in writing.

We have also entered into indemnification agreements with each of our directors and executive officers. Under these agreements, we agree to indemnify our directors and executive officers against certain liabilities and expenses incurred by such persons in connection with claims made by reason of their being a director or officer of our Company.

Compensation of Directors and Executive Officers

For so long as we qualify as a foreign private issuer, we are not required to comply with the proxy rules applicable to U.S. domestic companies, including the requirement applicable to emerging growth companies to disclose the compensation of our executive officers on an individual, rather than an aggregate, basis. For the fiscal years ended September 30, 2025, 2024, and 2023, the aggregate cash compensation paid and benefits in kind granted by the Company to its directors and members of its administrative, supervisory or management bodies (collectively, the “Covered Persons”) was $270,000, $90,000, and $0, respectively. We have not set aside or accrued any amount to provide pension, retirement or other similar benefits to Covered Persons. We have also not made any agreements with Covered Persons to provide benefits upon termination of employment.

As of the date of this Annual report, we did not have any arrangements for involving our employees, including our Covered Persons, in the capital of the Company through the grant of options, shares, or other securities of the Company.

Qualification

There is currently no shareholding qualification for directors.

Insider Participation Concerning Executive Compensation

The board of directors of the registrant, which currently consists of Huiyi Zheng and Qihong Bao, has been making all determinations regarding executive officer compensation from the time the Company first entered into employment agreements with executive officers up until the time where the three independent directors will be installed.

C. Board Practices

Committees of the Board of Directors

Effective upon the closing of our IPO on September 22, 2025, we established three committees under the board of directors: an audit committee, a compensation committee and a nominating and corporate governance committee. We adopted a charter for each of the three committees concurrently with the closing of the IPO. Each committee’s members and primary responsibilities are described below.

Audit Committee

Our audit committee consists of Mr. Shiao-Hua Yen, Ms. Anqi Lu, and Ms. Chenling Zhang. Mr. Shiao-Hua Yen serves as the chairperson of the audit committee. Our board has determined that all members of the audit committee are independent under the Nasdaq Listing Rules and Rule 10A-3 of the Exchange Act. The board has also determined that Mr. Shiao-Hua Yen qualifies as an “audit committee financial expert” as defined in the applicable SEC rules.

The primary responsibilities of the audit committee, as set forth in its charter, include:

●	Appointing, compensating, retaining, and overseeing the work of our independent auditors, who report directly to the committee.
●	Pre-approving all audit and permissible non-audit services to be provided by the independent auditors.
●	Reviewing and discussing with management and the independent auditors our annual and quarterly financial statements and related disclosures, including the “Management’s Discussion and Analysis of Financial Condition and Results of Operations.”
●	Overseeing the integrity of our financial statements, our financial reporting processes, and our systems of internal accounting and financial controls.
●	Reviewing and approving all related-person transactions.
●	Establishing procedures for the receipt, retention, and treatment of complaints received by the company regarding accounting, internal controls, or auditing matters.

Compensation Committee

Our compensation committee consists of Ms. Chenling Zhang, Ms. Anqi Lu, and Mr. Shiao-Hua Yen. Ms. Chenling Zhang serves as the chairperson of the compensation committee. Our board has determined that all members of the compensation committee are independent under the Nasdaq Listing Rules.

The primary responsibilities of the compensation committee, as set forth in its charter, include:

●	Reviewing and approving the corporate goals and objectives relevant to the compensation of our Chief Executive Officer, evaluating the CEO’s performance, and determining the CEO’s compensation.
●	Reviewing and determining the compensation of our other executive officers.
●	Reviewing and making recommendations to the board with respect to our incentive-compensation plans and equity-based plans.
●	Administering our equity incentive plans and other compensation programs.
●	Overseeing the assessment of risks arising from our compensation policies and practices.
●	Producing the compensation committee report as required by SEC rules for inclusion in our annual report and proxy statement.

Nominating and Corporate Governance Committee

Our nominating and corporate governance committee consists of Ms. Anqi Lu, Ms. Chenling Zhang, and Mr. Shiao-Hua Yen. Ms. Anqi Lu serves as the chairperson of the nominating and corporate governance committee. Our board has determined that all members of the nominating and corporate governance committee are independent under the Nasdaq Listing Rules.

The primary responsibilities of the nominating and corporate governance committee, as set forth in its charter, include:

●	Identifying, evaluating, and recommending to the board qualified individuals for nomination as directors.
●	Advising the board on the appropriate size, composition, and structure of the board and its committees.
●	Recommending to the board directors to serve as members and chairpersons of each board committee.
●	Developing and recommending to the board a set of corporate governance guidelines and principles.
●	Overseeing the annual evaluation of the performance of the board and its committees.
●	Reviewing and overseeing our compliance program, including our code of business conduct and ethics.

Corporate Governance

Our board of directors has adopted a code of business conduct and ethics, which is applicable to all of our directors, officers and employees. Our code of business conduct and ethics is publicly available on our website.

D. Employees

As of September 30, 2023, 2024, and 2025, we had a total of 6, 6, and 6 full-time employees, respectively. All of our employees are based in Singapore.

The following table sets forth a breakdown of our full-time employees by function as of September 30, 2025:

Function	Number of Employees	Percentage of Total
Research and Development	1	16.7%
Sales and Marketing	2	33.3%
General and Administrative (including finance and accounting)	3	50.0%
Total	6	100.0%

We believe that we maintain a good working relationship with our employees, and we do not have material labor disputes in the past. None of our employees is represented by any labor union.

E. Share Ownership

The following table sets forth information with respect to the beneficial ownership, within the meaning of Rule 13d-3 under the Exchange Act, of our Ordinary Shares as of the date of this annual report for:

●	each of our directors and executive officers who beneficially own our Ordinary Shares; and

●	each person known to us to own beneficially more than 5.0% of our Ordinary Shares

Beneficial ownership includes voting or investment power with respect to the securities. Except as indicated below, and subject to applicable community property laws, the persons named in the table have sole voting and investment power with respect to all Ordinary Shares shown as beneficially owned by them. Percentage of beneficial ownership of each listed person as of the date of this annual report is based on an aggregate total 18,059,109 Ordinary Shares outstanding, comprised of 11,205,435 Class A Ordinary Shares and 6,853,674 Class B Ordinary Shares.

Information with respect to beneficial ownership has been furnished by each director, officer or beneficial owner of 5% or more of our Ordinary Shares. Beneficial ownership is determined in accordance with the rules of the SEC and generally requires that such person have voting or investment power with respect to securities. In computing the number of Ordinary Shares beneficially owned by a person listed below and the percentage ownership of such person, Ordinary Shares underlying options, warrants or convertible securities held by each such person that are exercisable or convertible within 60 days of the date of this annual report are deemed outstanding, but are not deemed outstanding for computing the percentage ownership of any other person.

Except as otherwise indicated in the footnotes to this table, or as required by applicable community property laws, all persons listed have sole voting and investment power for all Ordinary Shares shown as beneficially owned by them.

	Class A Ordinary Shares Beneficially Owned		Class B Ordinary Shares Beneficially Owned		Voting Power(1)
	Number	%	Number	%	%
Directors and Executive Officers:
Huiyi Zheng(2)	-	-	5,286,243	77.13	71.30
Platinum Analytics Limited(2)	-	-	5,286,243	77.13	71.30
Qihong Bao(3)	-	-	1,567,431	22.87	21.14
Yinjie Zhou	-	-	-	-	-
Anqi Lu	-	-	-	-	-
Chenling Zhang	-	-	-	-	-
Shiao-Hua Yen	-	-	-	-	-
All directors and executive officers as a group	-	-	6,853,674	100.00	92.44

Principal Shareholders:
Huiyi Zheng(2)	-	-	5,286,243	77.13	71.30
Platinum Analytics Limited(2)	-	-	5,286,243	77.13	71.30
Qihong Bao(3)	-	-	1,567,431	22.87	21.14
LUN Partners Ventures Limited(4)	1,332,953	11.90	-	-	*
Yi Tianqi(5)	967,519	8.63	-	-	*
Hypper Technology Limited (6)	787,958	7.03	-	-	*
Finext Limited(7)	571,271	5.10	-	-	*

*	Less than 1%
(1)	Calculation of total voting power is based on 11,205,435 Class A Ordinary Shares outstanding (each entitled to one vote) and 6,853,674 Class B Ordinary Shares outstanding (each entitled to twenty votes).

(2)	Platinum Analytics Limited, a British Virgin Islands limited liability company, is wholly-owned and managed by Huiyi Zheng, a Director and the Chief Executive Officer, who has voting and dispositive control over the Ordinary Shares held by Platinum Analytics Limited. The registered address of Platinum Analytics Limited is Start Chambers, Wickham’s Cay II, P. O. Box 2221, Road Town, Tortola, British Virgin Islands.

(3)	Qihong Bao, a Director and the Chief Technology Officer, holds citizenship of the U.S.A.

(4)	LUN Partners Ventures Limited, a Cayman Islands limited liability company, is managed by Kaede Kotsuki, a citizen of Japan who has voting and dispositive control over the Ordinary Shares held by LUN Partners Ventures Limited. The business address of LUN Partners Ventures Limited is 4th Floor, Harbour Place, 103 South Church Street, P.O. Box 10240, Grand Cayman, KY1-1002, Cayman Islands.

(5)	Yi Tianqi holds citizenship of the Republic of Singapore.

(6)	Hypper Technology Limited, a Cayman Islands limited liability company, is wholly-owned and managed by Jaehee Park, a citizen of the Republic of Korea who has voting and dispositive control over the Ordinary Shares held by Hypper Technology Limited. The registered address of Hypper Technology Limited is P.O. Box 31119 Grand Pavilion. 802 West Bay Road, Grand Cayman, KY1-1205, Cayman Islands.

(7)	Represents shares held by Finext Limited, a Hong Kong limited company. The business address of Finext Limited is Room 1003 10/F Tower 1, Lippo Centre 89 Queensway, Admiralty, Hong Kong.

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

7.A. Major Shareholders

Please refer to “Item 6. Directors, Senior Management and Employees—6.E. Share Ownership.”

7.B. Related Party Transactions

Employment Agreements and Indemnification Agreements

See “Item 6. Directors, Senior Management and Employees—6.B. Compensation—Employment Agreements and Indemnification Agreements.”

Other Transactions with Related Parties

The Company records transactions with various related parties. These related party balances as of September 30, 2025, 2024 and 2023 and transactions for the years ended September 30, 2025, 2024 and 2023 are identified as follows:

(1)	Related party with transactions and related party relationships

Name of Related Party	Relationship to the Company
Zheng, Huiyi	CEO, Chairman of the Board of Directors
Bao, Qihong	CTO and Director of the Company
Carrie Choy	A senior officer of the Company
Shanghai Borui Finance Information Limited	An entity controlled by CEO of the Company

(2)	Significant Related Party Transactions

Sales to a related party

	For the years ended September 30,
	2025	2024	2023
Shanghai Borui Finance Information Limited	$-	$19,642	$-

The Company provided a software development service to the related party. As of the date of this annual report, no service has been provided to the related party.

Purchases from a related party

	For the years ended September 30,
	2025	2024	2023
Shanghai Borui Finance Information Limited- software development	$313,631	$389,163	$247,429
Shanghai Borui Finance Information Limited- research and development	-	100,869	151,080
Total	$313,631	$490,032	$398,509

The related party provided IT professional outsourcing service to the Company for the Company’s software development purpose or research and development purpose. As of the date of this annual report, no further service were purchased from the related party.

Prepaid service fee to a related party

	For the years ended September 30,
	2025	2024	2023
Shanghai Borui Finance Information Limited – advance payment	$-	$206,133	$113,139

As of the date of this annual report, no cash advance was advanced to the related party.

Cash advanced from related parties

	For the years ended September 30,
	2025	2024	2023
Zheng, Huiyi	$75,433	$22,378	$95,196
Bao, Qihong	-	490,000	65,000
Carrie Choy	13,000	199,557	-
Total	$88,433	$711,935	$160,196

As of the date of this annual report, no cash advance was received from the related parties.

Repayments of amounts due to a related party

	For the years ended September 30,
	2025	2024	2023
Zheng, Huiyi	$98,814	$-	$-

(3)	Amounts due from a related party

	As of September 30,
	2025	2024	2023
Amounts due from a related party
Shanghai Borui Finance Information Limited – prepaid service fee	-	215,370	-
Shanghai Borui Finance Information Limited – advance payment	-	159,471	177,906
Total	$-	$374,841	$177,906

There are no balance amounts due from any related parties as of the date of this annual report.

(4)	Amounts due to related parties

	As of September 30,
	2025	2024	2023
Amounts due to related parties
Zheng, Huiyi	$99,734	$123,674	$94,234
Bao, Qihong	568,000	555,000	65,000
Carrie Choy	193,987	208,500	-
Total	$861,721	$887,174	$159,234

The amounts due to Zheng, Huiyi are interest free with due date of February 23, 2027, February 27, 2027, and June 20, 2027, with amount of $60,000, $35,000, $4,734, respectively.

The amounts due to Bao, Qihong are interest free with amount of $60,000 at maturity date of February 23, 2027, with amount of $5,000 at maturity date of March 25, 2027, with amount of $120,000 at maturity date of September 6, 2026, amount of $370,000 at maturity date of September 23, 2026 and amount of $13,000 at maturity date of July 17, 2027.

The amounts due to Carrie Choy are interest free with amount of $89,360 at maturity date of August 6, 2026 and amount of $104,627 at maturity date of July 22, 2026. The loans can be extended for another year upon both parties agreement.

(5)	Disposal subsidiaries to a related party

On January 10, 2025, the Company sold 100% equity interest in Platinum HK, its wholly owned subsidiary, (together with Platinum SH, Platinum HK’s wholly owned subsidiary) to Huiyi Zheng, the CEO and Chairman of the Board of Directors of the Company for HK$1. Meanwhile, all receivables and payables between the Company and Platinum HK with its subsidiary were waived-off.

Policy Concerning Related Party Transactions

On September 2, the Company’s board of directors approved the adoption of its related party transaction policy, or the “Related Party Transaction Policy”, which sets forth, among others, the definition of a related party transaction and its review process which requires the submission of transaction details, including name of the related party, transaction value, timing of the transaction and nature of the transaction. All transactions determined to be a related party transaction under the Related Party Transaction Policy are submitted to the Audit Committee for review. The Audit Committee will review the related party transaction in its entirety with specific consideration to the independent nature between the related party and the transaction execution process, and that the execution of the transaction is in the best interest of the Company. If a related party transaction is a continuing transaction, the Audit Committee, at a minimum, will review the transaction on an annual basis.

7.C. Interests of Experts and Counsel

Not applicable.

ITEM 8. FINANCIAL INFORMATION

8.A. Consolidated Statements and Other Financial Information

We have appended consolidated financial statements filed as part of this annual report.

Legal Proceedings

From time to time, we may be involved in legal proceedings arising in the ordinary course of business. As of the date of this annual report, our Company and our subsidiaries are not a party to, and we are not aware of any threat of, any legal proceeding that, in the opinion of our management, is likely to have a material adverse effect on our Company or our subsidiaries’ business, financial condition or operations.

Dividend Policy

We have not previously declared or paid cash dividends and we have no plan to declare or pay any dividends in the near future on our shares. We currently intend to retain most, if not all, of our available funds and any future earnings to operate and expand our business.

We are a holding company incorporated in the Cayman Islands. We rely principally on dividends from our Singapore subsidiary for our cash requirements, including any payment of dividends to our shareholders.

The declaration, amount, and payment of any future dividends will be at the sole discretion of our board of directors, subject to compliance with applicable Cayman Islands laws regarding solvency. Our board of directors will take into account general economic and business conditions; our financial condition and results of operations; our available cash and current and anticipated cash needs; capital requirements; contractual, legal, tax, and regulatory restrictions; and other implications on the payment of dividends by us to our shareholders or by our subsidiaries to us, and such other factors as our board of directors may deem relevant.

Subject to the Companies Act and our third amended and restated memorandum and articles of association, our Company in general meeting may declare dividends in any currency to be paid to the members but no dividend shall be declared in excess of the amount recommended by our board of directors. Subject to a solvency test, as prescribed in the Companies Act, and the provisions, if any, of our third amended and restated memorandum and articles of association, a company may pay dividends and distributions out of its share premium account. In addition, based upon English case law which is likely to be persuasive in the Cayman Islands, dividends may be paid out of profits.

8.B. Significant Changes

Except as otherwise disclosed in this annual report, we have not experienced any significant changes since the date of our audited combined and consolidated financial statements included herein.

ITEM 9. THE OFFER AND LISTING

A. Offer and listing details.

Our Class A Ordinary Shares, par value $0.0004 per share, are listed on The Nasdaq Capital Market under the ticker symbol “PLTS”.

B. Plan of Distribution

Not applicable.

C. Markets

Our Class A Ordinary Shares, par value $0.0004 per share, are listed on The Nasdaq Capital Market under the ticker symbol “PLTS”.

D. Selling Shareholders

Not applicable.

E. Dilution

Not applicable.

F. Expenses of the Issue

Not applicable.

ITEM 10. ADDITIONAL INFORMATION

10.A. Share Capital

Not applicable.

10.B. Memorandum and Articles of Association

We are a Cayman Islands exempted company with limited liability and our affairs are governed by our memorandum and articles of association, the Companies Act (As Revised) of the Cayman Islands, which is referred to as the Companies Act below, and the common law of the Cayman Islands.

As of the date of this annual report, our authorized share capital is US$50,000.00 divided into 100,000,000 Class A Ordinary Shares of par value of US$0.0004 each and 25,000,000 Class B Ordinary Shares of par value of US$0.0004 each. As of December 31, 2025, there were 11,205,435 Class A Ordinary Shares and 6,853,674 Class B Ordinary Shares issued and outstanding.

We incorporate by reference into this annual report our third amended and restated memorandum and articles of association, which was filed as Exhibit 3.1 to our registration statement on Form F-1 (File No. 333- 287134), filed with the SEC.

Ordinary Shares

General

All of our outstanding Ordinary Shares are fully paid and non-assessable. Certificates representing the Ordinary Shares, if any, shall be in such form as the directors may determine. We may not issue shares to bearer. Our shareholders who are non-residents of the Cayman Islands may freely hold and vote their shares. Subject to the provisions of the Companies Act and our third amended and restated memorandum and articles of association regarding redemption and purchase of the shares, the directors have general and unconditional authority to allot (with or without confirming rights of renunciation), grant options over or otherwise deal with any unissued shares to such persons, at such times and on such terms and conditions as they may decide. The directors may deal with unissued shares either at a premium or at par, or with or without preferred, deferred or other special rights or restrictions, whether in regard to dividend, voting, return of capital or otherwise. No share may be issued at a discount except in accordance with the provisions of the Companies Act. The directors may refuse to accept any application for shares, and may accept any application in whole or in part, for any reason or for no reason.

Dividends

Subject to the provisions of the Companies Act and any rights attaching to any class or classes of shares under and in accordance with the articles: (a) the directors may declare dividends or distributions out of our funds which are lawfully available for that purpose; and (b) our shareholders may, by ordinary resolution, declare dividends but no such dividend shall exceed the amount recommended by the directors. Subject to the requirements of the Companies Act regarding the application of a company’s share premium account and with the sanction of an ordinary resolution, dividends may also be declared and paid out of any share premium account. The directors when paying dividends to shareholders may make such payment either in cash or in specie. Unless provided by the rights attached to a share, no dividend shall bear interest.

Conversion

Subject to any applicable adjustment pursuant to our third amended and restated memorandum and articles of association, each Class B Ordinary Share is convertible into one (1) Class A Ordinary Share at any time at the option of the holder thereof. The right to convert shall be exercisable by the holder of the Class B ordinary share delivering a written notice to the Company that such holder elects to convert a specified number of Class B Ordinary Share into Class A Ordinary Share. In no event shall Class A Ordinary Share be convertible into Class B Ordinary Share. Any conversion of Class B Ordinary Shares into Class A Ordinary Shares pursuant to our third amended and restated memorandum and articles of association shall be effected by means of the re-designation and re-classification of each relevant Class B Ordinary Share as a Class A Ordinary Share (or in such other manner as the directors may direct that is not in contravention of applicable laws). Upon any transfer of Class B Ordinary Shares by a holder thereof to any person or entity which is not an affiliate of such holder, such Class B Ordinary Shares are automatically and immediately converted into the equal number of Class A Ordinary Shares, except if the transfer of Class B Ordinary Shares is between Qihong Bao and Platinum Analytics Cayman Limited.

Voting Rights

Holders of our Class A Ordinary Shares and our Class B Ordinary Shares shall, at all times, vote together as one class on all matters submitted to a vote by our shareholders at any general meeting of our company. Each Class A Ordinary Share shall be entitled the holder thereof to one (1) vote on all matters subject to vote at general meetings of our company, and each Class B Ordinary Share shall be entitled the holder thereof to twenty (20) votes on all matters subject to a vote at general meetings of our company. At any general meeting a resolution put to the vote of the meeting shall be decided by a poll. A poll shall be taken in such manner as the chairman of the meeting directs, and the result of the poll shall be deemed to be the resolution of the meeting. An ordinary resolution to be passed at a meeting by the shareholders requires the affirmative vote of a simple majority of the votes attaching to the Ordinary Shares cast at a meeting, while a special resolution requires the affirmative vote of not less than two-thirds of the votes cast attaching to the outstanding Ordinary Shares at a meeting. A special resolution will be required for important matters such as a change of name or making changes to our memorandum and articles of association.

Transfer of Ordinary Shares

Subject to the restrictions contained in our third amended and restated articles of association, any of our shareholders may transfer all or any of his or her Ordinary Shares by an instrument of transfer in a common form or a form prescribed by Nasdaq (if such shares are listed on the Nasdaq Capital Market) or in any other form approved by our board of directors, executed:

●	where the ordinary shares are fully paid, by or on behalf of that shareholder; and

●	where the ordinary shares are partly paid, by or on behalf of that shareholder and the transferee.

The transferor shall be deemed to remain the holder of an ordinary share until the name of the transferee is entered into our register of members.

Our board of directors may, in its absolute discretion, decline to register any transfer of any ordinary share which is not fully paid up, or on which we have a lien. Our board of directors may also decline to register any transfer of any ordinary share unless:

●	the instrument of transfer is lodged with us, accompanied by the certificate for the Ordinary Shares to which it relates and such other evidence as our board of directors may reasonably require to show the right of the transferor to make the transfer;

●	the instrument of transfer is in respect of only one class of Ordinary Shares;

●	the instrument of transfer is properly stamped, if required;

●	in the case of a transfer to joint holders, the number of joint holders to whom the ordinary share is to be transferred does not exceed four;

●	the ordinary shares transferred are fully paid up and free of any lien in favour of us; and

●	any applicable fee of such maximum sum as the Nasdaq may determine to be payable, or such lesser sum as our board of directors may from time to time require, related to the transfer is paid to us.

If our directors refuse to register a transfer, they shall, within one month after the date on which the instrument of transfer was lodged, send to each of the transferor and the transferee notice of such refusal.

The registration of transfers may, on 14 clear days’ notice days’ notice being given by advertisement in such one or more newspapers or by electronic means, be suspended and the register of members closed at such times and for such periods as our board of directors may, in their absolute discretion, from time to time determine, provided always that the registration of transfers shall not be suspended nor the register of members closed for more than 30 clear days in any year.

Liquidation

If our company shall be wound up, the shareholders may, subject to the articles and any other sanction required by the Companies Act, pass a special resolution allowing the liquidator to do either or both of the following:

●	to divide in specie among the shareholders the whole or any part of our assets and, for that purpose, to value any assets and to determine how the division shall be carried out as between the shareholders or different classes of shareholders; and

●	to vest the whole or any part of the assets in trustees for the benefit of shareholders and those liable to contribute to the winding up.

The directors have the authority to present a petition for our winding up to the Grand Court of the Cayman Islands on our behalf without the sanction of a resolution passed at a general meeting.

Calls on Ordinary Shares and Forfeiture of Ordinary Shares

Subject to the terms of allotment, the directors may make calls on the shareholders in respect of any monies unpaid on their shares including any premium and each shareholder shall (subject to receiving at least 14 clear days’ notice specifying when and where payment is to be made), pay to us the amount called on his shares. Shareholders registered as the joint holders of a share shall be jointly and severally liable to pay all calls in respect of the share. If a call remains unpaid after it has become due and payable the person from whom it is due and payable shall pay interest on the amount unpaid from the day it became due and payable until it is paid at the rate fixed by the terms of allotment of the share or in the notice of the call or if no rate is fixed, at the rate of ten percent per annum. The directors may waive payment of the interest wholly or in part.

We have a first and paramount lien on all shares (whether fully paid up or not) registered in the name of a shareholder (whether solely or jointly with others). The lien is for all monies payable to us by the shareholder or the shareholder’s estate: (a) either alone or jointly with any other person, whether or not that other person is a shareholder; and (b) whether or not those monies are presently payable.

At any time the directors may declare any share to be wholly or partly exempt from the lien on shares provisions of the articles.

We may sell, in such manner as the directors may determine, any share on which the sum in respect of which the lien exists is presently payable, if due notice that such sum is payable has been given (as prescribed by the articles) and, within 14 clear days of the date on which the notice is deemed to be given under the articles, such notice has not been complied with.

Repurchase and Redemption of Ordinary Shares

Subject to the Companies Act and any rights for the time being conferred on the shareholders holding a particular class of shares, we may by action of our directors: (a) issue shares that are to be redeemed or liable to be redeemed, at our option or the shareholder holding those redeemable shares, on the terms and in the manner our directors determine before the issue of those shares; (b) with the consent by special resolution of the shareholders holding shares of a particular class, vary the rights attaching to that class of shares so as to provide that those shares are to be redeemed or are liable to be redeemed at our option on the terms and in the manner which the directors determine at the time of such variation; and (c) purchase all or any of our own shares of any class including any redeemable shares on the terms and in the manner which the directors determine at the time of such purchase.

We may make a payment in respect of the redemption or purchase of its own shares in any manner authorized by the Companies Act, including out of any combination of capital, our profits and the proceeds of a fresh issue of shares.

When making a payment in respect of the redemption or purchase of shares, the directors may make the payment in cash or in specie (or partly in one and partly in the other) if so authorized by the terms of the allotment of those shares or by the terms applying to those shares, or otherwise by agreement with the shareholder holding those shares.

The board of directors may accept the surrender for no consideration of any fully paid share.

Variations of Rights of Shares

All or any of the special rights attached to any class of shares may, unless the terms on which a class of shares was issued state otherwise, the rights attaching to a class of shares may only be varied either (i) the shareholders holding not less than two-thirds of the issued shares of that class consent in writing to the variation or (ii) the variation is made with the sanction of a special resolution passed at a separate general meeting of the shareholders holding the issued shares of that class. The rights conferred upon the holders of the shares of any class issued shall not, unless otherwise expressly provided by the terms of issue of the shares of that class, be deemed to be varied by the creation or issue of further shares ranking pari passu with such existing class of shares.

General Meetings of Shareholders

As a Cayman Islands exempted company, we are not obliged by the Companies Act to call shareholders’ annual general meetings. Our third amended and restated memorandum and articles of association provide that we may (but are not obliged to) in each year hold a general meeting as our annual general meeting, and the annual general meeting shall be held at such time and place as may be determined by our directors. All general meetings other than annual general meetings shall be called extraordinary general meetings.

The directors may convene general meetings whenever they think fit. General meetings shall also be convened on the written requisition of one or more of the shareholders entitled to attend and vote at our general meetings who (together) hold not less than ten percent of the rights to vote at such general meeting in accordance with the notice provisions in the articles, specifying the purpose of the meeting and signed by each of the shareholders making the requisition. If the directors do not convene such meeting within 21 clear days’ from the date of receipt of the written requisition, those shareholders who requested the meeting or any of them may convene the general meeting themselves within three months after the end of such period of 21 clear days in which case reasonable expenses incurred by them as a result of the directors failing to convene a meeting shall be reimbursed by us.

Advance notice of at least 5 clear days is required for the convening of any general meeting, which shall be given to shareholders entitled to attend and vote at such meeting. The notice shall specify the place, the day and the hour of the meeting and the general nature of that business. In addition, if a resolution is proposed as a special resolution, the text of that resolution shall be given to all shareholders.

Subject to the Companies Act and with the consent of the shareholders who, individually or collectively, hold at least ninety percent of the voting rights of all those who have a right to vote at a general meeting, a general meeting may be convened on shorter notice.

A quorum shall consist of the presence (whether in person or represented by proxy) of one or more shareholders holding shares that represent not less than one-third of the outstanding shares carrying the right to vote at such general meeting.

If, within 15 minutes from the time appointed for the general meeting, or at any time during the meeting, a quorum is not present, the meeting, if convened upon the requisition of shareholders, shall be cancelled. In any other case it shall stand adjourned to the same time and place seven days hence or to such other time or place as is determined by the directors.

The chairman may, with the consent of a meeting at which a quorum is present, adjourn the meeting. When a meeting is adjourned for more than seven clear days, notice of the adjourned meeting shall be given in accordance with the articles.

At any general meeting a resolution put to the vote of the meeting shall be decided on a poll. A poll shall be taken in such manner as the chairman directs. In the case of an equality of votes, the chairman of the meeting shall be entitled to a second or casting vote.

Inspection of Books and Records

Holders of our Ordinary Shares will have no general right under Cayman Islands law to inspect or obtain copies of our list of shareholders or our corporate records. Our third amended and restated articles of association provides that no shareholder (other than a director) shall have any right of inspecting any account or book or document of us except as conferred by the Companies Act or as authorized by the directors or by ordinary resolution.

Changes in Capital

We may from time to time by ordinary resolution:

●	increase its share capital by new shares of the amount fixed by that ordinary resolution and with the attached rights, priorities and privileges set out in that ordinary resolution;

●	consolidate and divide all or any of our share capital into shares of larger amount than its existing shares;

●	convert all or any of our paid up shares into stock, and reconvert that stock into paid up shares of any denomination;

●	sub-divide our shares or any of them into shares of an amount smaller than that fixed by our memorandum, so, however, that in the sub-division, the proportion between the amount paid and the amount, if any, unpaid on each reduced share shall be the same as it was in case of the share from which the reduced share is derived; and

●	cancel shares which, at the date of the passing of that ordinary resolution, have not been taken or agreed to be taken by any person, and diminish the amount of its share capital by the amount of the shares so cancelled or, in the case of shares without nominal par value, diminish the number of shares into which its capital is divided.

Subject to the Companies Act and to any rights for the time being conferred on our shareholders holding a particular class of shares, we may, by special resolution, reduce our share capital in any manner authorized by the Companies Act.

10.C. Material Contracts

We have not entered into any material contracts other than in the ordinary course of business and other than those described in this annual report.

10.D. Exchange Controls

Under Cayman Islands law, there are currently no restrictions on the export or import of capital, including foreign exchange controls or restrictions that affect the remittance of dividends, interest or other payments to nonresident holders of our shares.

10.E. Taxation

The following are material Cayman Islands tax, Singapore tax and U.S. federal income tax considerations relevant to an investment in our Shares. This discussion does not address all of the tax consequences that may be relevant in light of the investor’s particular circumstances. Potential investors should consult their tax advisers regarding the Cayman Islands, Singapore, U.S. federal, state and local, and non-U.S. tax consequences of owning and disposing of our Shares in their particular circumstances.

Cayman Islands Taxation

The statements made herein regarding Cayman Islands tax considerations are the opinion of Ogier, our Cayman Islands legal counsel.

The Cayman Islands currently levies no taxes on individuals or corporations based upon profits, income, gains or appreciation and there is no taxation in the nature of inheritance tax or estate duty. There are no other taxes likely to be material to us levied by the government of the Cayman Islands except for stamp duties which may be applicable on instruments executed in, or, after execution, brought within the jurisdiction of the Cayman Islands. The Cayman Islands is a party to a double tax treaty entered with the United Kingdom in 2010 but is otherwise is not party to any double tax treaties that are applicable to any payments made to or by our company. There are no exchange control regulations or currency restrictions in the Cayman Islands.

Payments of dividends and capital in respect of our Shares will not be subject to taxation in the Cayman Islands and no withholding will be required on the payment of a dividend or capital to any holder of our Shares, nor will gains derived from the disposal of our Shares be subject to Cayman Islands income or corporation tax.

No stamp duty is payable in the Cayman Islands in respect of the issue of our Shares or on an instrument of transfer in respect of our Shares, so long as the instrument of transfer is not executed in, brought to, or produced before a court of the Cayman Islands.

Singapore Taxation

The statements made herein regarding taxation are general in nature and based on certain aspects of current tax laws of Singapore and administrative guidelines issued by the relevant authorities in force as of the date of this annual report and are subject to any changes in such laws or administrative guidelines, or in the interpretation of these laws or guidelines, occurring after such date, which could be made on a retrospective basis. These laws and guidelines are also subject to various interpretations and the relevant tax authorities or the courts could later disagree with the explanations or conclusions set out below. The statements below are not to be regarded as advice on the tax position of any holder of our Shares or of any person acquiring, selling or otherwise dealing with our Shares or on any tax implications arising from the acquisition, sale or other dealings in respect of our Shares. The statements made herein do not purport to be a comprehensive or exhaustive description of all of the tax considerations that may be relevant to a decision to purchase, own or dispose of our Shares and do not purport to deal with the tax consequences applicable to all categories of investors, some of which (such as dealers in securities) may be subject to special rules. Prospective holders of our Shares are advised to consult their own tax advisers as to the Singapore or other tax consequences of the acquisition, ownership of or disposal of our Shares. The statements below regarding the Singapore tax treatment of dividends received in respect of our Shares are based on the assumption that the Company is tax resident in Singapore for Singapore income tax purposes. It is emphasized that neither the Company nor any other persons involved in this annual report accepts responsibility for any tax consequences or liabilities resulting from the subscription for, purchase, holding or disposal of our Shares.

Corporate Income Tax

A company established outside Singapore but whose governing body, being the board of directors, usually exercises de facto control and management of its business in Singapore could be considered tax residents in Singapore. However, such control and management of the business should not be deemed to be in Singapore if physical board meetings are conducted outside of Singapore. Where board resolutions are passed in the form of written consent signed by the directors each acting in their own jurisdictions it is possible that the place of de facto control and management will be considered to be where the majority of the board are located when they sign such consent.

A Singapore tax resident company is subject to Singapore income tax on income accruing in or derived from Singapore and on foreign-sourced income received or deemed to be received in Singapore, unless certain exemptions apply.

Foreign-sourced income in the form of dividends, branch profits and service income received or deemed to be received in Singapore by a Singapore tax resident company is exempt from Singapore income tax if the following conditions are met:

(i)	such income is subject to tax of a similar character to income tax (by whatever name called) under the law of the territory from which such income is received;

(ii)	at the time the income is received in Singapore, the highest rate of tax of a similar character to income tax (by whatever name called) levied under the law of the territory from which the income is received on any gains or profits from any trade or business carried on by any company in that territory at that time is not less than 15%; and

(iii)	the Comptroller is satisfied that the tax exemption would be beneficial to the Singapore tax resident company.

The corporate tax rate in Singapore is currently 17%. From the year of assessment (“YA”) 2020 onwards, three-quarters of a company’s first S$10,000 of its normal chargeable income, and half of its next S$190,000 of normal chargeable income are exempt from corporate tax.

Newly incorporated companies will also, subject to certain conditions and exceptions, be eligible for tax exemption on three-quarters of the company’s first S$100,000 of normal chargeable income, and half of its next $100,000 of normal chargeable income, for each of the company’s first three YAs falling in or after YA 2020.

Dividend Distributions

Under Singapore’s one-tier corporate tax system, dividends paid by a Singapore tax resident company are exempt from Singapore income tax in the hands of its shareholders, regardless of whether the shareholder is a company or an individual and whether or not the shareholder is a Singapore tax resident.

Gains on Disposal of our Shares

Singapore does not impose tax on capital gains. There are no specific laws or regulations which deal with the characterization of whether a gain is income or capital in nature. Gains arising from the disposal of our Shares may be construed to be of an income nature and subject to Singapore income tax, especially if they arise from activities which the Inland Revenue Authority of Singapore regards as the carrying on of a trade or business in Singapore.

Holders of our Shares who apply, or who are required to apply, the Singapore Financial Reporting Standard (“FRS”) 39, FRS 109 or Singapore Financial Reporting Standard (International) 9 (“SFRS(I) 9”) (as the case may be) may for the purposes of Singapore income tax be required to recognize gains or losses (not being gains or losses in the nature of capital) in accordance with the provisions of FRS 39, FRS 109 or SFRS(I) 9 (as modified by the applicable provisions of Singapore income tax law) even though no sale or disposal of our Shares is made.

Holders of our Shares should consult their accounting and tax advisers regarding the Singapore income tax consequences of their acquisition, holding and disposal of our Shares.

Estate Duty

Singapore estate duty was abolished with respect to all deaths occurring on or after February 15, 2008.

Shareholders, whether or not domiciled in Singapore, should consult their own tax advisors regarding the Singapore tax consequences.

Material United States Federal Income Tax Considerations

The following discussion is a summary of U.S. federal income tax considerations generally applicable to U.S. Holders (as defined below) of the ownership and disposition of our Class A Ordinary Shares. This summary applies only to U.S. Holders that hold our Class A Ordinary Shares as capital assets (generally, property held for investment) and that have the U.S. dollar as their functional currency. This summary is based on U.S. federal tax laws in effect as of the date of this annual report, on U.S. Treasury regulations in effect or, in some cases, proposed as of the date of this annual report, and judicial and administrative interpretations thereof available on or before such date. All of the foregoing authorities are subject to change, which could apply retroactively and could affect the tax consequences described below. No ruling has been sought from the Internal Revenue Service (“IRS”) with respect to any U.S. federal income tax considerations described below, and there can be no assurance that the IRS or a court will not take a contrary position. Moreover, this summary does not address the U.S. federal estate, gift, backup withholding, and alternative minimum tax considerations, or any state, local, and non-U.S. tax considerations, relating to the ownership and disposition of our Class A Ordinary Shares. The following summary does not address all aspects of U.S. federal income taxation that may be important to particular investors in light of their individual circumstances or to persons in special tax situations such as:

●	financial institutions or financial services entities;

●	underwriters;

●	insurance companies;

●	pension plans;

●	cooperatives;

●	regulated investment companies;

●	real estate investment trusts;

●	grantor trusts;

●	broker-dealers;

●	traders that elect to use a mark-to-market method of accounting;

●	governments or agencies or instrumentalities thereof;

●	certain former U.S. citizens or long-term residents;

●	tax-exempt entities (including private foundations);

●	persons liable for alternative minimum tax;

●	persons holding stock as part of a straddle, hedging, conversion or other integrated transaction;

●	persons whose functional currency is not the U.S. dollar;

●	passive foreign investment companies;

●	controlled foreign corporations;

●	the Company’s officers or directors;

●	holders who are not U.S. Holders;

●	persons that actually or constructively own 5% or more of the total combined voting power of all classes of our voting stock; or

●	partnerships or other entities taxable as partnerships for U.S. federal income tax purposes, or persons holding Class A Ordinary Share through such entities.

For purposes of this discussion, a “U.S. Holder” is a beneficial owner of our Class A Ordinary Share that is, for U.S. federal income tax purposes:

●	an individual who is a citizen or resident of the United States;

●	a corporation (or other entity taxable as a corporation for U.S. federal income tax purposes) created or organized in the United States or under the laws of the United States, any state thereof or the District of Columbia;

●	an estate, the income of which is subject to U.S. federal income taxation regardless of its source; or

●	a trust that (1) is subject to the primary supervision of a court within the United States and the control of one or more U.S. persons for all substantial decisions, or (2) has a valid election in effect under applicable U.S. Treasury regulations to be treated as a U.S. person.

If a partnership (or other entity treated as a partnership for U.S. federal income tax purposes) is a beneficial owner of our Class A Ordinary Share, the tax treatment of a partner in the partnership will generally depend upon the status of the partner and the activities of the partnership. Partnerships holding our Class A Ordinary Share and their partners are urged to consult their tax advisors regarding an investment in our Class A Ordinary Share.

Persons considering an investment in our Class A Ordinary Shares should consult their own tax advisors as to the particular tax consequences applicable to them relating to the purchase, ownership and disposition of our Class A Ordinary Share including the applicability of U.S. federal, state and local tax laws and non-U.S. tax laws.

Taxation of Dividends and Other Distributions on Our Class A Ordinary Share

As discussed under “Dividend Policy” above, we do not anticipate that any dividends will be paid in the foreseeable future. Subject to the discussion below under “Passive Foreign Investment Company Rules,” any cash distributions paid on our Class A Ordinary Share out of our current or accumulated earnings and profits, as determined under U.S. federal income tax principles, will generally be includible in the gross income of a U.S. Holder as dividend income on the day actually or constructively received by the U.S. Holder. Because we do not intend to determine our earnings and profits on the basis of U.S. federal income tax principles, any distribution we pay will generally be treated as a “dividend” for U.S. federal income tax purposes. A non-corporate U.S. Holder will be subject to tax on dividend income from a “qualified foreign corporation” at a lower applicable capital gains rate rather than the marginal tax rates generally applicable to ordinary income provided that certain holding period requirements are met. A non-U.S. corporation (other than a corporation that is classified as a PFIC for the taxable year in which the dividend is paid or the preceding taxable year) will generally be considered to be a qualified foreign corporation (i) if it is eligible for the benefits of a comprehensive tax treaty with the United States that the U.S. Secretary of Treasury determines is satisfactory for purposes of this provision and includes an exchange of information program, or (ii) with respect to any dividend it pays on stock that is readily tradable on an established securities market in the United States, including Nasdaq. It is unclear whether dividends that we pay on our Class A Ordinary Share will meet the conditions required for the reduced tax rate. You are urged to consult your tax advisor regarding the availability of the lower rate for dividends paid with respect to our Class A Ordinary Share. Dividends received on our Class A Ordinary Share will not be eligible for the dividends-received deduction allowed to corporations.

Dividends will generally be treated as income from foreign sources for U.S. foreign tax credit purposes and will generally constitute passive category income. Depending on the U.S. Holder’s individual facts and circumstances, a U.S. Holder may be eligible, subject to a number of complex limitations, to claim a foreign tax credit not in excess of any applicable treaty rate in respect of any foreign withholding taxes imposed on dividends received on our Class A Ordinary Share. A U.S. Holder who does not elect to claim a foreign tax credit for foreign tax withheld may instead claim a deduction, for U.S. federal income tax purposes, in respect of such withholding, but only for a year in which such U.S. Holder elects to do so for all creditable foreign income taxes. The rules governing the foreign tax credit are complex and their outcome depends in large part on the U.S. Holder’s individual facts and circumstances. Accordingly, U.S. Holders are urged to consult their tax advisors regarding the availability of the foreign tax credit under their particular circumstances.

Taxation of Sale or Other Disposition of Class A Ordinary Share

Subject to the discussion below under “Passive Foreign Investment Company Rules,” a U.S. Holder will generally recognize capital gain or loss upon the sale or other disposition of Class A Ordinary Share in an amount equal to the difference between the amount realized upon the disposition and the U.S. Holder’s adjusted tax basis in such Class A Ordinary Share. Any capital gain or loss will be long term if the Class A Ordinary Share have been held for more than one year and will generally be U.S.-source gain or loss for U.S. foreign tax credit purposes. Long-term capital gains of non-corporate taxpayers are currently eligible for reduced rates of taxation. The deductibility of a capital loss may be subject to limitations. U.S. Holders are urged to consult their tax advisors regarding the tax consequences if a foreign tax is imposed on a disposition of our Class A Ordinary Share, including the availability of the foreign tax credit under their particular circumstances.

Passive Foreign Investment Company Rules

A non-U.S. corporation, such as our company, will be classified as a PFIC, for U.S. federal income tax purposes for any taxable year, if either (i) 75% or more of its gross income for such year consists of certain types of “passive” income or (ii) 50% or more of the value of its assets (determined on the basis of a quarterly average) during such year is attributable to assets that produce or are held for the production of passive income. For this purpose, cash and cash equivalents are categorized as passive assets and the company’s goodwill and other unbooked intangibles are taken into account as non-passive assets. Passive income generally includes, among other things, dividends, interest, rents, royalties, and gains from the disposition of passive assets. We will be treated as owning a proportionate share of the assets and earning a proportionate share of the income of any other corporation in which we own, directly or indirectly, more than 25% (by value) of the stock.

No assurance can be given as to whether we may be or may become a PFIC, as this is a factual determination made annually that will depend, in part, upon the composition of our income and assets. Furthermore, the composition of our income and assets may also be affected by how, and how quickly, we use our liquid assets and the cash raised in the IPO. Under circumstances where our revenue from activities that produce passive income significantly increase relative to our revenue from activities that produce non-passive income, or where we determine not to deploy significant amounts of cash for active purposes, our risk of becoming classified as a PFIC may substantially increase. In addition, because there are uncertainties in the application of the relevant rules, it is possible that the Internal Revenue Service may challenge our classification of certain income and assets as non-passive or our valuation of our tangible and intangible assets, each of which may result in our becoming a PFIC for the current or subsequent taxable years. If we were classified as a PFIC for any year during which a U.S. Holder held our Class A Ordinary Share, we generally would continue to be treated as a PFIC for all succeeding years during which such U.S. Holder held our Class A Ordinary Share even if we cease to be a PFIC in subsequent years, unless certain elections are made. Our U.S. counsel expresses no opinion with respect to our PFIC status for any taxable year.

If we are classified as a PFIC for any taxable year during which a U.S. Holder holds our Class A Ordinary Share, and unless the U.S. Holder makes a mark-to-market election (as described below), the U.S. Holder will generally be subject to special tax rules that have a penalizing effect, regardless of whether we remain a PFIC, on (i) any excess distribution that we make to the U.S. Holder (which generally means any distribution paid during a taxable year to a U.S. Holder that is greater than 125 percent of the average annual distributions paid in the three preceding taxable years or, if shorter, the U.S. Holder’s holding period for the Class A Ordinary Share), and (ii) any gain realized on the sale or other disposition of Class A Ordinary Share. Under these rules,

●	the U.S. Holder’s gain or excess distribution will be allocated ratably over the U.S. Holder’s holding period for the Class A Ordinary Share;

●	the amount allocated to the current taxable year and any taxable years in the U.S. Holder’s holding period prior to the first taxable year in which we are classified as a PFIC (each, a “pre-PFIC year”), will be taxable as ordinary income;

●	the amount allocated to each prior taxable year, other than a pre-PFIC year, will be subject to tax at the highest tax rate in effect for individuals or corporations, as appropriate, for that year; and

●	an additional tax equal to the interest charge generally applicable to underpayments of tax will be imposed in respect of the tax attributable to each prior taxable year, other than a pre-PFIC year, of the U.S. Holder.

If we are treated as a PFIC for any taxable year during which a U.S. Holder holds our Class A Ordinary Share, or if any of our subsidiaries is also a PFIC, such U.S. Holder would be treated as owning a proportionate amount (by value) of the shares of any lower-tier PFICs for purposes of the application of these rules. U.S. Holders are urged to consult their tax advisors regarding the application of the PFIC rules to any of our subsidiaries.

As an alternative to the foregoing rules, a U.S. Holder of “marketable stock” in a PFIC may make a mark-to-market election with respect to such stock, provided that such stock is “regularly traded” within the meaning of applicable U.S. Treasury regulations. If our Class A Ordinary Share qualify as being regularly traded, and an election is made, the U.S. Holder will generally (i) include as ordinary income for each taxable year that we are a PFIC the excess, if any, of the fair market value of Class A Ordinary Share held at the end of the taxable year over the adjusted tax basis of such Class A Ordinary Share and (ii) deduct as an ordinary loss the excess, if any, of the adjusted tax basis of the Class A Ordinary Share over the fair market value of such Class A Ordinary Share held at the end of the taxable year, but such deduction will only be allowed to the extent of the amount previously included in income as a result of the mark-to-market election. The U.S. Holder’s adjusted tax basis in the Class A Ordinary Share would be adjusted to reflect any income or loss resulting from the mark-to-market election. If a U.S. Holder makes a mark-to-market election in respect of a corporation classified as a PFIC and such corporation ceases to be classified as a PFIC, the U.S. Holder will not be required to take into account the gain or loss described above during any period that such corporation is not classified as a PFIC. If a U.S. Holder makes a mark-to-market election, any gain such U.S. Holder recognizes upon the sale or other disposition of our Class A Ordinary Share in a year when we are a PFIC will be treated as ordinary income and any loss will be treated as ordinary loss, but such loss will only be treated as ordinary loss to the extent of the net amount previously included in income as a result of the mark-to-market election.

Because a mark-to-market election cannot be made for any lower-tier PFICs that we may own, a U.S. Holder may continue to be subject to the PFIC rules with respect to such U.S. Holder’s indirect interest in any investments held by us that are treated as an equity interest in a PFIC for U.S. federal income tax purposes.

Furthermore, as an alternative to the foregoing rules, a U.S. Holder that owns stock of a PFIC generally may make a “qualified electing fund” election regarding such corporation to elect out of the PFIC rules described above regarding excess distributions and recognized gains. However, we do not intend to provide information necessary for U.S. Holders to make qualified electing fund elections which, if available, would result in tax treatment different from the general tax treatment for PFICs described above.

If a U.S. Holder owns our Class A Ordinary Share during any taxable year that we are a PFIC, the U.S. Holder must generally file an annual Internal Revenue Service Form 8621 and provide such other information as may be required by the U.S. Treasury Department, whether or not a mark-to-market election is or has been made. If we are or become a PFIC, you should consult your tax advisor regarding any reporting requirements that may apply to you.

You should consult your tax advisors regarding how the PFIC rules apply to your investment in our Class A Ordinary Share.

Information Reporting and Backup Withholding

Certain U.S. Holders are required to report information to the Internal Revenue Service relating to an interest in “specified foreign financial assets,” including shares issued by a non-United States corporation, for any year in which the aggregate value of all specified foreign financial assets exceeds US$50,000 (or a higher dollar amount prescribed by the Internal Revenue Service), subject to certain exceptions (including an exception for shares held in custodial accounts maintained with a U.S. financial institution). These rules also impose penalties if a U.S. Holder is required to submit such information to the Internal Revenue Service and fails to do so.

In addition, dividend payments with respect to our Class A Ordinary Share and proceeds from the sale, exchange or redemption of our Class A Ordinary Share may be subject to additional information reporting to the IRS and possible U.S. backup withholding. Backup withholding will not apply, however, to a U.S. Holder who furnishes a correct taxpayer identification number and makes any other required certification on IRS Form W-9 or who is otherwise exempt from backup withholding. U.S. Holders who are required to establish their exempt status generally must provide such certification on IRS Form W-9. U.S. Holders are urged to consult their tax advisors regarding the application of the U.S. information reporting and backup withholding rules.

Backup withholding is not an additional tax. Amounts withheld as backup withholding may be credited against your U.S. federal income tax liability, and you may obtain a refund of any excess amounts withheld under the backup withholding rules by filing the appropriate claim for refund with the IRS and furnishing any required information. We do not intend to withhold taxes for individual Shareholders. However, transactions effected through certain brokers or other intermediaries may be subject to withholding taxes (including backup withholding), and such brokers or intermediaries may be required by law to withhold such taxes.

EACH PROSPECTIVE INVESTOR SHOULD CONSULT ITS OWN TAX ADVISOR REGARDING THE PARTICULAR U.S. FEDERAL, STATE, LOCAL AND NON-U.S. TAX CONSEQUENCES OF PURCHASING, HOLDING AND DISPOSING OF OUR Ordinary Shares, INCLUDING THE CONSEQUENCES OF ANY PROPOSED CHANGE IN APPLICABLE LAWS.

10.F. Dividends and Paying Agents

Not applicable.

10.G. Statement by Experts

Not applicable.

10.H. Documents on Display

We have filed with the SEC a registration statement on Form F-1(File No. 333- 287134), as amended to register our Class A ordinary shares in relation to our IPO. You should refer to our registration statements and their exhibits and schedules if you would like to find out more about us and about the Class A Ordinary Shares. This annual report summarizes material provisions of contracts and other documents that we refer you to. Since the annual report may not contain all the information that you may find important, you should review the full text of these documents.

We are subject to the periodic reporting and other informational requirements of the Exchange Act, as applicable to foreign private issuers. Accordingly, we are required to file reports, including annual reports on Form 20-F, and other information with the SEC. As a foreign private issuer, we are exempt from certain rules of the Exchange Act, including the federal proxy rules contained in Sections 14(a), (b) and (c) of the Exchange Act, which govern the furnishing and content of proxy statements to shareholders.

We are also exempt from the reporting and “short-swing” profit recovery provisions contained in Section 16 of the Exchange Act. Consequently, our executive officers, directors, and principal shareholders are not required to file reports of ownership and changes in ownership of our ordinary shares with the SEC, nor are they subject to liability for profits realized from any “short-swing” trades made within a six-month period. This exemption would no longer be available if we cease to be a foreign private issuer.

The registration statements, reports and other information so filed can be inspected and copied at the public reference facilities maintained by the SEC at 100 F Street, N.E., Washington, D.C. 20549. You can request copies of these documents upon payment of a duplicating fee, by writing to the SEC. Please call the SEC at 1-800-SEC-0330 for further information on the operation of the public reference rooms. The SEC also maintains a website that contains reports, proxy statements and other information about issuers, such as us, who file electronically with the SEC. The SEC also maintains a web site at www.sec.gov that contains reports, proxy and information statements, and other information regarding registrants that make electronic filings with the SEC using its EDGAR system.

10.I. Subsidiary Information

Not applicable.

10.J. Annual Report to Security Holders

Not applicable.

ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Interest Rate Risk

Our exposure to interest rate risk primarily relates to the interest income generated by excess cash, which is mostly held in interest-bearing bank deposits. Interest-earning instruments carry a degree of interest rate risk. We have not been exposed to material risks due to changes in market interest rates, and we have not used any derivative financial instruments to manage our interest risk exposure.

Foreign currency exchange rate risk

Our exposure to foreign currency exchange rate risk primarily relates to cash and bank balances, purchases and sales that are denominated in currencies other than the respective functional currencies of entities within the Group. The currencies giving rise to this risk in fiscal years 2025 and 2024 are primarily Singapore dollar and the US dollar.

Foreign currency translation exposure is managed by incurring debt in the operating currency so that where possible operating cash flows can be primarily used to repay obligations in the local currency. This also has the effect of minimizing the exchange differences recorded against income, as the exchange differences are recorded directly against equity.

Liquidity Risk

Liquidity risk is the risk that we will encounter difficulty in raising funds to meet commitments associated with financial assets and liabilities. Liquidity risk may result from an inability to sell a financial asset quickly at an amount close to its fair value. Our strategy is to minimize its exposure to liquidity risk by monitoring its liquid capital from time to time. In managing its liquidity risk, we monitor and maintain a level of deemed adequate cash and bank balances to finance the Group’s operations. Details refer to “Item-5. Operating and Financial Review and Prospects—Liquidity and Capital Resources”.

ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

12.A. Debt Securities

Not applicable.

12.B. Warrants and Rights

Not applicable.

12.C. Other Securities

Not applicable.

12.D. American Depositary Shares

Not applicable.

ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None.

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

14.A. — 14.D. Material Modifications to the Rights of Security Holders

See “Item 10. Additional Information” for a description of the rights of shareholders.

14.E. Use of Proceeds

The following “Use of Proceeds” information relates to our initial public offering (“IPO”) pursuant to our registration statement on Form F-1 (File No. 333-287134), which was declared effective by the U.S. Securities and Exchange Commission (the “SEC”) on September 18, 2025.

On September 22, 2025, we closed our IPO of 2,300,000 Class A Ordinary Shares, which included the full exercise of the underwriters’ over-allotment option, at a public offering price of US$4.00 per share. Kingswood Capital Partners, LLC acted as the representative of the underwriters. The aggregate offering amount registered and sold was US$9.2 million.

We received net proceeds of approximately $8,162,000 from our IPO after deducting underwriting discounts and commissions and other offering expenses payable by us. For the period from September 18, 2025, the date the registration statement was declared effective by the SEC, to December 31, 2025, our expenses incurred and paid to others in connection with the issuance and distribution of the securities totalled $1,038,000, which consisted of $644,000 for underwriting discounts and commissions and $394,000 for other expenses. None of these expenses represented direct or indirect payments to our directors, officers, or their associates; to persons owning 10% or more of any class of our equity securities; or to our affiliates. None of the net proceeds from the IPO were paid, directly or indirectly, to any of our directors, officers, or their associates; to persons owning 10% or more of our equity securities; or to our affiliates.

As of December 31, 2025, we have used approximately $5,990,000 of the net proceeds from our IPO. These proceeds have been used in the manners set forth in our IPO prospectus. The primary uses include:

●	$1,770,000 for research and development
●	$3,220,000 for expansion of sales and marketing efforts
●	$1,000,000 for advisory and consulting services

There has been no material change in the planned use of proceeds from what was described in our final prospectus filed with the SEC pursuant to Rule 424(b) in connection with the IPO. We intend to use the remainder of the net proceeds for purposes as disclosed in our registration statement, including for working capital and general corporate purposes.

ITEM 15. CONTROLS AND PROCEDURES

Disclosure Controls and Procedures

Our management, with the participation of our Chief Executive Officer and Chief Financial Officer, has evaluated the effectiveness of our disclosure controls and procedures as of September 30, 2025. Based on that evaluation, our Chief Executive Officer and Chief Financial Officer have concluded that, as of September 30, 2025, our disclosure controls and procedures were effective such that the information required to be disclosed by us in reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in SEC rules and forms, and is accumulated and communicated to our management, including our Chief Executive Officer and Chief Financial Officer, as appropriate to allow timely decisions regarding required disclosure.

Management’s Annual Report on Internal Control over Financial Reporting

Our management, including our chief executive officer and chief financial officer, is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Exchange Act Rule 13a-15(f). Our internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with U.S. Generally Accepted Accounting Principles (“U.S. GAAP”). Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions or because the degree of compliance with policies or procedures may deteriorate. Under the supervision and with the participation of our management, including our chief executive officer and chief financial officer, we conducted an assessment of the effectiveness of our internal control over financial reporting as of September 30, 2025. The assessment was based on criteria established in the framework Internal Control—Integrated Framework (2013), issued by the Committee of Sponsoring Organizations of the Treadway Commission.

In relation to the examination of our combined and consolidated financial statements presented in this Annual Report, we have identified significant weaknesses in our internal control over financial reporting and as such as stated above our disclosure controls and procedures as of September 30, 2025 were not effective. The Company did not have a formal internal control policies to establish formal risk assessment process and internal control framework. Additionally, the Company did not have accounting staff and resources with appropriate knowledge of U.S. GAAP and SEC reporting and compliance requirements to design and implement formal period-end financial reporting policies and procedures to address complex U.S. GAAP technical accounting issues in accordance with U.S. GAAP and the SEC requirements. Furthermore, the Company did not have sufficient IT general controls designed and implemented surrounding the key financial related systems, which further limits its ability to maintain an effective internal control framework.

A comprehensive assessment of our internal control, aimed at identifying and reporting material weaknesses and other deficiencies, was not conducted by our independent registered public accounting firm. Performing such an assessment or having an audit of our internal control over financial reporting might have revealed additional deficiencies.

To address the identified material weaknesses stemming from the audit of our combined and consolidated financial statements for the year ended September 30, 2025, we intend to implement various measures, including establishing formal internal control policies and a structured risk assessment process to ensure an effective internal control framework; strengthening its financial reporting team by recruiting accounting staff with U.S. GAAP and SEC reporting expertise and providing technical training to ensure the proper implementation of period-end financial reporting policies and the resolution of complex technical accounting issues; and upgrading its IT general controls surrounding key financial-related systems to enhance its overall internal control environment. However, we cannot provide assurance that these measures will be entirely effective in remediating the material weaknesses in a timely manner or at all.

Being a company with less than US$1.235 billion in revenue for the fiscal year ended September 30, 2025, we qualify as an “emerging growth company” under the JOBS Act. An emerging growth company is entitled to certain reduced reporting and other requirements that are typically applicable to public companies. These provisions include exemption from the auditor attestation requirement under Section 404 of the Sarbanes-Oxley Act of 2002 concerning the assessment of the emerging growth company’s internal control over financial reporting.

Changes in Internal Control over Financial Reporting

Other than those disclosed above, there were no changes in our internal controls over financial reporting that occurred during the period covered by this Annual Report on Form 20-F that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

ITEM 16. RESERVED

ITEM 16A. AUDIT COMMITTEE FINANCIAL EXPERT

Our board of directors has appointed Mr. Shiao Hua Yen as an independent director nominee and the chair of the audit committee. Our board of directors has affirmatively determined that each of Ms. Anqi Lu, Ms. Chenling Zhang, and Mr. Shiao Hua Yen is independent under the Corporate Governance Requirements of Nasdaq Stock Market LLC. Our board of directors has also determined that Ms. Anqi Lu, Ms. Chenling Zhang, and Mr. Shiao Hua Yen are independent under Rule 10A 3 under the Exchange Act and the Nasdaq Listing Rule 5605(a)(2).

Our board of directors has determined that Mr. Shiao Hua Yen qualifies as an audit committee financial expert as defined in Item 407(d)(5) of Regulation S K.

ITEM 16B. CODE OF ETHICS

Our Board has adopted a code of business conduct and ethics that applies to our directors, officers and employees.

We incorporate by reference into this annual report our Code of Business Conduct and Ethics, which was filed as Exhibit 14.1 to our registration statement on Form F-1 (File No. 333- 287134), filed with the SEC.

ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

Auditor Fees

The following table sets forth the aggregate fees by categories specified below in connection with certain professional services rendered by AOGB CPA Limited, our independent registered public accounting firm, for the periods indicated. Our fiscal year ends on September 30.

	Year Ended September 30,
Services	2025	2024
	US$	US$
	(in thousands)
Audit Fees(1)	100	90
Audit-Related Fees(2)	75	-
All Other Fees (3)	-	-
Total	175	90

Notes:

(1) Audit Fees. “Audit Fees” represent the aggregate fees billed or expected to be billed for each of the fiscal years listed for professional services rendered by our principal auditor for the audit of our annual consolidated financial statements and assistance with and review of documents filed with the SEC (such as our annual report on Form 20-F).

(2) Audit-Related Fees. “Audit-Related Fees” represent the aggregate fees billed or expected to be billed in each of the fiscal years listed for assurance and related services rendered by our principal auditor that are reasonably related to the performance of the audit or review of our financial statements and are not reported under “Audit Fees.” For the fiscal year 2025, these fees primarily relate to the review of our unaudited condensed consolidated interim financial information and comfort letter.

(3) Fee Allocation for Fiscal Year 2025. Fees for the fiscal year ended September 30, 2025, are based on the engagement letter with AOGB CPA Limited. The total engagement fee of US$120,000, which covers both the annual audit for the fiscal year 2025 and the interim review for the period ending March 31, 2026, has been allocated between “Audit Fees” and “Audit-Related Fees” based on the nature of the services.

Audit Committee Pre-Approval Policy

The policy of our audit committee is to pre-approve all audit and non-audit services to be provided by AOGB CPA Limited, our independent registered public accounting firm. These services may include audit services, audit-related services, tax services, and other services. The audit committee has established a policy governing the pre-approval of all audit and permitted non-audit services, and it does not delegate its pre-approval responsibilities to management. All services rendered by AOGB CPA Limited for the fiscal year ended September 30, 2025, were pre-approved by our audit committee in accordance with this policy.

ITEM 16D. EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not applicable.

ITEM 16E. PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

Neither we nor any “affiliated purchaser,” as defined in Rule 10b-18(a)(3) of the Exchange Act, purchased any of our equity securities during the period covered by this annual report.

ITEM 16F. CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

Not applicable.

ITEM 16G. CORPORATE GOVERNANCE

As a Cayman Islands exempted company listed on the Nasdaq, we are subject to the Nasdaq corporate governance listing standards. However, as a foreign private issuer, we are permitted to follow the corporate governance practices of our home country, the Cayman Islands, in lieu of certain Nasdaq corporate governance requirements. We intend to follow home country practice in lieu of the Nasdaq requirements with respect to certain corporate governance standards which may afford less protection to investors, including：

●	Annual Shareholder Meetings: Nasdaq Rule 5620(a) requires a company to hold an annual meeting of shareholders no later than one year after the end of the issuer’s fiscal year. We follow our home country practice, as our memorandum and articles of association, consistent with Cayman Islands law, provide that we may, but are not obliged to, hold a general meeting each year as our annual general meeting.

●	Shareholder Approval Requirements: We follow our home country practice in lieu of the Nasdaq shareholder approval requirements for certain issuances of securities. Cayman Islands law does not require shareholder approval for such issuances to the extent the securities are authorized. As such, we do not follow:

●	Nasdaq Rule 5635(a), which requires shareholder approval prior to the issuance of securities in connection with the acquisition of the stock or assets of another company.
●	Nasdaq Rule 5635(b), which requires shareholder approval prior to the issuance of securities that will result in a change of control of the company.
●	Nasdaq Rule 5635(c), which requires shareholder approval prior to the establishment or material amendment of a stock option or equity compensation plan.
●	Nasdaq Rule 5635(d), which requires shareholder approval prior to a private placement of securities at a price less than the greater of book or market value, which equals 20% or more of the company’s outstanding ordinary shares.

As a result of our reliance on the foreign private issuer exemptions, the protection afforded to our shareholders may be less than they would enjoy if we complied fully with the Nasdaq corporate governance listing standards. We may in the future decide to rely on other foreign private issuer exemptions provided by Nasdaq.

In accordance with Nasdaq Stock Market Rule 5250(d)(1), we will post this annual report on Form 20-F on our company website. In addition, we will provide hard copies of our annual report free of charge to shareholders upon request.

ITEM 16H. MINE SAFETY DISCLOSURE

Not applicable.

ITEM 16I. DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS.

Not applicable.

ITEM 16J. INSIDER TRADING POLICIES.

We have adopted insider trading policies and procedures governing the purchase, sale and other dispositions of our securities by directors, senior management and employees, which policies and procedures are reasonably designed to promote compliance with applicable insider trading laws, rules and regulations, and any listing standards applicable to us. We have filed our insider trading policies, as amended, as Exhibit 11.2 to this annual report on Form 20-F.

ITEM 16K. CYBERSECURITY.

Risk Management and Strategy

Cybersecurity is an integral part of our overall risk management system. We have processes in place to assess, identify, and manage material risks from cybersecurity threats. These processes include technical and procedural safeguards and are integrated into our enterprise-wide risk management program.

The Company does not currently engage any assessors, consultants, auditors, or other third parties in connection with any such processes, given the size and scale of the Company, the resources available to it, the anticipated expenditures, and the risks it faces in terms of cybersecurity.

As of the date of this report, we have not identified any risks from cybersecurity threats that have materially affected or are reasonably likely to materially affect our business strategy, results of operations, or financial condition.

Governance

Our Board of Directors oversees cybersecurity risk, with the Audit Committee having primary oversight responsibility. Management provides the Audit Committee with regular updates on our cybersecurity program.

Management is responsible for assessing and managing our cybersecurity risks. This effort is led by our Chief Technology Officer, who has extensive experience in cybersecurity. The CTO and their team are responsible for monitoring threats, managing incident response, and reporting on cybersecurity matters to the Audit Committee.

Our approach to cybersecurity is an integral component of our overall enterprise risk management (ERM) framework. We have established and maintain a comprehensive cybersecurity program designed to assess, identify, and manage material risks from cybersecurity threats. Our processes are designed to protect the confidentiality, integrity, and availability of our information systems and the data residing therein.

ITEM 17. FINANCIAL STATEMENTS

We have elected to provide financial statements pursuant to Item 18.

ITEM 18. FINANCIAL STATEMENTS

The financial statements are filed as part of this Annual Report beginning on page F-1.

ITEM 19. EXHIBITS

Exhibit No.	Description of document
1.1	Third Amended and Restated Memorandum and Articles of Association (incorporated by reference to Exhibit 3.1 from our registration statement on Form F-1 (File No. 333-287134) initially filed on May 9, 2025)
2.1	Specimen Class A Ordinary Share Certificate (incorporated by reference to Exhibit 4.1 from our registration statement on Form F-1 (File No. 333-287134) initially filed on May 9, 2025)
2.2	Description of Securities
4.1	Underwriting Agreement between Kingswood Capital Partners, LLC and Platinum Analytics Cayman Limited in connection with the initial public offering (incorporated by reference to Exhibit 1.1 from our registration statement on Form F-1 (File No. 333-287134) initially filed on May 9, 2025)
4.2	Renewal of the WeWork Membership Agreement between Platinum Analytics Singapore Ltd and WeWork Singapore Pte. Ltd (incorporated by reference to Exhibit 10.1 from our registration statement on Form F-1 (File No. 333-287134) initially filed on May 9, 2025)
4.3	2024 Software R&D Services Agreement between Platinum Analytics Singapore Pte Ltd and Shanghai Borui Financial Information Service Co., Ltd dated December 22, 2023 (incorporated by reference to Exhibit 10.2 from our registration statement on Form F-1 (File No. 333-287134) initially filed on May 9, 2025)
4.4	Purchase Contract between Platinum Analytics Singapore Pte Ltd and Taipei Fubon Commercial Bank Co., Ltd (incorporated by reference to Exhibit 10.3 from our registration statement on Form F-1 (File No. 333-287134) initially filed on May 9, 2025)
4.5	Master Agreement between Platinum Analytics Singapore Pte. Ltd and Oversea-Chinese Banking Corporation Limited dated August 27, 2020 (incorporated by reference to Exhibit 10.4 from our registration statement on Form F-1 (File No. 333-287134) initially filed on May 9, 2025)
4.6	Form of Chief Executive Officer Employment Contract (incorporated by reference to Exhibit 10.5 from our registration statement on Form F-1 (File No. 333-287134) initially filed on May 9, 2025)
4.7	Form of Chief Financial Officer Employment Contract (incorporated by reference to Exhibit 10.6 from our registration statement on Form F-1 (File No. 333-287134) initially filed on May 9, 2025)
4.8	Form of Chief Technology Officer Employment Contract (incorporated by reference to Exhibit 10.7 from our registration statement on Form F-1 (File No. 333-287134) initially filed on May 9, 2025)
4.9	Form of Indemnification Agreement (incorporated by reference to Exhibit 10.8 from our registration statement on Form F-1 (File No. 333-287134) initially filed on May 9, 2025)
8.1	List of Subsidiaries of the Registrant
11.1	Code of Business Conduct and Ethics of the Registrant (incorporated by reference to Exhibit 14.1 from our registration statement on Form F-1 (File No. 333-287134) initially filed on May 9, 2025)
11.2	Insider Trading Policy of the Registrant (incorporated by reference to Exhibit 14.3 from our registration statement on Form F-1 (File No. 333-287134) initially filed on May 9, 2025)
12.1	Certification by Principal Executive Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
12.2	Certification of the Principal Financial Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
13.1	Certification of the Principal Executive Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
13.2	Certification of the Principal Financial Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
15.1	Audit Committee Charter (incorporated by reference to Exhibit 99.4 from our registration statement on Form F-1 (File No. 333-287134) initially filed on May 9, 2025)
15.2	Compensation Committee Charter (incorporated by reference to Exhibit 99.5 from our registration statement on Form F-1 (File No. 333-287134) initially filed on May 9, 2025)
15.3	Nominating Committee Charter (incorporated by reference to Exhibit 99.6 from our registration statement on Form F-1 (File No. 333-287134) initially filed on May 9, 2025)
15.4	Consent of Ogier
97.1	Executive Compensation Recovery Policy (incorporated by reference to Exhibit 14.2 from our registration statement on Form F-1 (File No. 333-287134) initially filed on May 9, 2025)
101.INS	Inline XBRL Instance Document
101.SCH	Inline XBRL Taxonomy Extension Schema Document
101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase Document
101.DEF	Inline XBRL Taxonomy Extension Definition Linkbase Document
101.LAB	Inline XBRL Taxonomy Extension Label Linkbase Document
101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase Document
104	Cover Page Interactive Data File

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing its annual report on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

By:	/s/ Huiyi Zheng
Huiyi Zheng
Chief Executive Officer
(Principal Executive Officer)

Date: January 30, 2026

PLATINUM ANALYTICS CAYMAN LIMITED

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and Board of Directors of PLATINUM ANALYTICS CAYMAN LIMITED

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated balance sheets of PLATINUM ANALYTICS CAYMAN LIMITED and its subsidiaries (the “Company”) as of September 30, 2025 and 2024, the related consolidated statements of operations and comprehensive (loss) income, changes in equity and cash flows for each of the years in the three-year period ended September 30, 2025, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of September 30, 2025 and 2024, and the results of its operations and its cash flows for each of the years in the three-year period ended September 30, 2025, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ AOGB CPA Limited

We have served as the Company’s auditor since 2024.

Hong Kong, Hong Kong
January 30, 2026

AOGB CPA Limited, Suite 2501-03, Tesbury Centre, 28 Queen’s Road East, Admiralty, Hong Kong

Tel: 2152-2238, Website: www.aogb.com

PLATINUM ANALYTICS CAYMAN LIMITED

CONSOLIDATED BALANCE SHEETS

(Expressed in U.S. dollar, except for the number of shares)

	As of September 30,
	2025	2024
ASSETS
CURRENT ASSETS:
Cash	$2,610,933	$323,738
Accounts receivable, net	156,614	48,111
Amount due from a related party	-	374,841
Prepayments	3,678,951	56,552
TOTAL CURRENT ASSETS	6,446,498	803,242

Property and equipment, net	-	45,474
Intangible assets, net	39,124	45,637
Other non-current assets	4,077	8,277
TOTAL ASSETS	$6,489,699	$902,630

LIABILITIES AND EQUITY
CURRENT LIABILITIES:
Accounts payable	$12,804	$84,647
Contract liabilities	-	132,492
Accrued expenses and other liabilities	209,300	49,185
Amounts due to related parties, current	683,987	-
TOTAL CURRENT LIABILITIES	906,091	266,324

Amounts due to related parties, non-current	177,734	887,174
TOTAL LIABILITIES	1,083,825	1,153,498

COMMITMENTS AND CONTINGENCIES (NOTE 12)

EQUITY (DEFICIT):
Class A ordinary shares (100,000,000 shares authorized, $0.0004 par value per share, 11,205,435 and 8,905,435 shares issued and outstanding as of September 30, 2025 and 2024) *	$4,482	$3,562
Class B ordinary shares (25,000,000 shares authorized, $0.0004 par value per share, 6,853,674 and 6,853,674 shares issued and outstanding as of September 30, 2025 and 2024) *	2,741	2,741
Additional paid in capital	16,159,051	8,392,974
Accumulated deficit	(10,764,802)	(8,742,227)
Accumulated other comprehensive loss	4,402	92,082
TOTAL SHAREHOLDERS’ EQUITY (DEFICIT)	5,405,874	(250,868)

TOTAL LIABILITIES AND EQUITY	$6,489,699	$902,630

The accompanying notes are an integral part of these consolidated financial statements.

*	The Company effected a 1:25 forward stock split on March 31, 2025 and a surrender of 45 out of every 100 shares on June 6, 2025, as a result, the shares issued and outstanding and additional paid in capital presented here are adjusted retroactively (Note 11).

PLATINUM ANALYTICS CAYMAN LIMITED

CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE (LOSS) INCOME

(Expressed in U.S. dollar, except for the number of shares)

	For the Years Ended September 30,
	2025	2024	2023
Revenues	$1,675,239	$2,213,787	$582,253
Revenue- third parties	1,675,239	2,194,145	582,253
Revenue- related parties	-	19,642	-
Cost of revenues	(593,996)	(712,953)	(303,684)
Cost of revenues- third parties	(70,315)	(302,452)	(77,416)
Cost of revenues- related parties	(523,681)	(410,501)	(226,268)
Gross profit	1,081,243	1,500,834	278,569

Operating expenses:
Selling and marketing expenses	(746,667)	-	-
General and administrative expenses	(2,084,673)	(597,780)	(577,422)
Research and development expenses	(167,106)	(127,102)	(927,924)
Research and development expenses- third parties	(167,106)	(26,233)	(776,844)
Research and development expenses- related parties	-	(100,869)	(151,080)
Total operating expenses	(2,998,446)	(724,882)	(1,505,346)
(Loss) income from operations	(1,917,203)	775,952	(1,226,777)

Other (expense) income:
Foreign exchange loss	(48,198)	(757)	(4,498)
Other (expense) income, net	(57,174)	3,187	(5,945)
Total other (expense) income, net	(105,372)	2,430	(10,443)

(Loss) income before income taxes	(2,022,575)	778,382	(1,237,220)

Income tax expenses	-	-	-
Net (loss) income	$(2,022,575)	$778,382	$(1,237,220)

Other comprehensive (loss) income
Foreign currency translation adjustments	(87,680)	(33,669)	(47,455)
Total comprehensive (loss) income	$(2,110,255)	$744,713	$(1,284,675)

(Loss) income earnings per share- Basic and diluted*	(0.13)	$0.05	$(0.08)

Weighted average number of ordinary shares outstanding- Basic and diluted*	15,809,520	15,759,109	15,759,109

The accompanying notes are an integral part of these consolidated financial statements.

*	The Company effected a 1:25 forward stock split on March 31, 2025 and a surrender 45 out of every 100 shares on June 6, 2025, as a result, the shares issued and outstanding and per share number presented here are adjusted retroactively (Note 11).

PLATINUM ANALYTICS CAYMAN LIMITED

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

(Expressed in U.S. dollar, except for the number of shares)

	Ordinary Shares				Additional		Accumulated Other	Total
	Class A *		Class B *		Paid-in	Accumulated	Comprehensive	Equity
	Shares	Amount	Shares	Amount	Capital *	Deficit	Income	(Deficit)
Balance at September 30, 2022	8,905,435	$3,562	6,853,674	$2,741	$8,392,974	$(8,283,389)	$173,206	$289,094
Net income	-	-	-	-	-	(1,237,220)	-	(1,237,220)
Foreign currency translation adjustment	-	-	-	-	-	-	(47,455)	(47,455)
Balance at September 30, 2023	8,905,435	$3,562	6,853,674	$2,741	$8,392,974	$(9,520,609)	$125,751	$(995,581)
Net income	-	-	-	-	-	778,382	-	778,382
Foreign currency translation adjustment	-	-	-	-	-	-	(33,669)	(33,669)
Balance at September 30, 2024	8,905,435	$3,562	6,853,674	$2,741	$8,392,974	$(8,742,227)	$92,082	$(250,868)
Net income	-	-	-	-	-	(2,022,575)	-	(2,022,575)
Issuance of common stock upon initial public offering, net of offering costs	2,300,000	920	-	-	7,766,077	-	-	7,766,997
Foreign currency translation adjustment	-	-	-	-	-	-	(87,680)	(87,680)
Balance at September 30, 2025	11,205,435	4,482	6,853,674	2,741	16,159,051	(10,764,802)	4,402	5,405,874

The accompanying notes are an integral part of these consolidated financial statements.

*	The Company effected a 1:25 forward stock split on March 31, 2025 and a surrender 45 out of every 100 shares on June 6, 2025, as a result, the shares issued and outstanding and additional paid in capital presented here are adjusted retroactively (Note 11).

PLATINUM ANALYTICS CAYMAN LIMITED

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Expressed in U.S. dollar, except for the number of shares)

	For the Years Ended September 30,
	2025	2024	2023
Cash flows from operating activities:
Net (loss) income	$(2,022,575)	$778,382	$(1,237,220)
Adjustments to reconcile net (loss) income to net cash used in operating activities:
Depreciation and amortization	50,224	43,066	48,161
Amortization of operating lease right of use assets	-	-	60,851
Loss on disposal of subsidiaries	57,978	-	7,135
Changes in operating assets and liabilities:
Accounts receivable	(108,503)	87,288	(95,326)
Prepayments	(3,623,198)	1,405	142,804
Software development cost in progress	-	250,080	8,503
Other non-current assets	3,938	-	-
Accounts payable	(71,843)	12,071	54,308
Contract liabilities	(132,492)	(1,319,260)	254,138
Accrued expenses and other liabilities	115,642	(63)	(45,903)
Operating lease liabilities	-	-	(66,806)
Prepaid service fee to related parties	211,979	(206,133)	-
Net cash used in operating activities	(5,518,850)	(353,164)	(869,355)

Cash flows from investing activities:
Cash decreased due to disposal subsidiaries	(374)	-	-
Cash paid for acquisition of property and equipment	-	-	(119,038)
Repayment from a related party	835	24,832	-
Cash advanced to a related party	-	-	(113,139)
Net cash provided by (used in) investing activities	461	24,832	(232,177)

Cash flows from financing activities:
Payments of offering costs	(395,003)	(55,000)	-
Net proceeds from share issuance of initial public offering (“IPO”)	8,162,000	-	-
Repayments to a related party	(98,814)	-	-
Cash advanced from related parties	88,433	711,935	160,196
Net cash provided by financing activities	7,756,616	656,935	160,196

Effect of exchange rates changes on cash	48,968	(9,269)	(1,054)
Net increase in cash	2,287,195	319,334	(942,390)
Cash, beginning of the year	323,738	4,404	946,794
Cash, end of the year	$2,610,933	$323,738	$4,404

The accompanying notes are an integral part of these consolidated financial statements.

PLATINUM ANALYTICS CAYMAN LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1 — ORGANIZATION AND PRINCIPAL ACTIVITIES

Platinum Analytics Cayman Limited (“Platinum Cayman” or “Parent Company”) is a holding company that was incorporated under the laws of Cayman Islands on October 6, 2016. Platinum, through its wholly-owned subsidiaries (collectively, “the Company”) is engaged in offering software development services, software maintenance services and other software related services to customers.

As of September 30, 2025, the Company’s subsidiaries are as follows:

Subsidiaries	Date of Incorporation	Jurisdiction of Formation	Controlled by	Percentage of direct/indirect Economic Ownership	Principal Activities
Platinum Analytics Trading Technology Limited (“Platinum BVI”)	March 14, 2017	British Virgin Island	The Company	100%	Investment Holding
Platinum Analytics Singapore Pte. Ltd (“Platinum Singapore”)	May 27, 2017	Singapore	Platinum BVI	100%	Investment Holding/ software development services development services
Platinum Analytics Hong Kong Limited (“Platinum HK”) (disposed on January 10, 2025)	October 18, 2016	Hong Kong,	The Company	100%	Investment Holding
Platinum Analytics Ronghui Technology (Shanghai) Limited (“Platinum SH”) (disposed on January 10, 2025)	January 17, 2017	People’s Republic of China (“PRC”)	Platinum HK	100%	Dormant

PLATINUM ANALYTICS CAYMAN LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2 — GOING CONCERN

The Group’s consolidated financial statements have been prepared on a going concern basis, which contemplates the realization of assets and liquidation of liabilities during the normal course of operations.

While the Group incurred a net loss of $2,022,575 for the year ended September 30, 2025, primarily due to non-recurring professional service fees and expenses associated with the IPO, and the Group had an accumulated deficit of $10,764,802 as of September 30, 2025, the Group’s liquidity position significantly improved following the completion of its IPO. As of September 30, 2025, the Group had a positive working capital of $5,540,407, compared to $536,918 as of September 30, 2024.

Management has determined that the Group’s operational resources are sufficient to meet its operational and capital needs for at least twelve months from the issuance date of these financial statements. This determination is primarily based on the substantial increase in working capital following the IPO, the current cash availability, and management’s ongoing efforts to optimize operating efficiencies.

Taking into consideration all these factors mentioned above, management concluded that there is no substantial doubt about the Group’s ability to continue as a going concern for at least twelve months from the issuance date. As a result, the management prepared the consolidated financial statements assuming the Group will continue as a going concern. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

NOTE 3 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of preparation

The accompanying consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”) pursuant to the rules and regulations of the Securities Exchange Commission (“SEC”).

Principles of consolidation

The consolidated financial statements include the financial statements of the Company.

All intercompany transactions and balances between the Company and subsidiaries have been eliminated upon consolidation.

Subsidiaries are those entities in which the Company, directly or indirectly, controls more than one half of the voting power; or has the power to govern the financial and operating policies, to appoint or remove the majority of the members of the board of directors, or to cast a majority of votes at the meeting of directors.

Uses of estimates

In preparing the consolidated financial statements in conformity with U.S. GAAP, management makes estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. These estimates are based on information as of the date of the consolidated financial statements and are adjusted to reflect actual experience when necessary. Significant estimates required to be made by management include, but not limited to allowance for credit loss and valuation allowance of deferred tax assets. The Company evaluates its estimates and assumptions on an ongoing basis and its estimates on historical experience, current and expected future conditions and various other assumptions that management believes are reasonable under the circumstances based on the information available to management at the time these estimates and assumptions are made. Actual results and outcomes may differ significantly from these estimates and assumptions.

Cash

Cash comprises cash in banks and cash on hand, which includes deposits with original maturities of three months or less with commercial banks in Singapore, the Cayman Island, Hong Kong and PRC. Disaggregation of cash by currency denomination is set out below:

Currency	For the years ended September 30,
	2025	2024
Singapore dollar	$11,228	$6,592
US dollar	2,599,705	317,060
RMB	-	86
Total	$2,610,933	$323,738

Credit Losses

The Company used ASU 2016-13 Financial Instruments - Credit Losses (ASC Topic 326): Measurement of Credit Losses on Financial Instruments, which replaced the incurred loss methodology with an expected loss methodology that is referred to as the current expected credit loss (“CECL”) methodology. The measurement of expected credit losses under CECL is applicable to financial assets measured at amortized cost, including accounts receivable, deposits in prepayments and other assets. To estimate expected credit losses, the Company has identified the relevant risk characteristics of its customers and the related receivables and deposits in prepayments and other assets, which include size, types of the services or the products the Company provides, or a combination of these characteristics. The Company considers the historical credit loss experience, current economic conditions, future economic conditions (external data and macroeconomic factors) and changes in the Company’s customer collection trends in assessing the lifetime expected credit losses. The Company also provides specific provisions for allowance when facts and circumstances indicate that the receivable is unlikely to be collected. The allowance for credit losses and corresponding receivables were written off when they are determined to be uncollectible.

As of September 30, 2025 and 2024, the Company did not have any material amount of allowance for credit losses.

Accounts Receivable, net

Accounts receivable, net represent the amounts that the Company has an unconditional right to consideration, which are stated at the original amount less an allowance for credit losses.

PLATINUM ANALYTICS CAYMAN LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 3 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Property and equipment, net

Property and equipment, net are recorded at cost less accumulated depreciation. Depreciation is provided in the amounts sufficient to depreciate the cost of the related assets over their estimated useful lives using the straight-line method, as follows:

Useful life
Electronic equipment	3 years

The Company reviews the estimated useful lives of these assets regularly in order to determine the amount of depreciation expense to be recorded during any reporting periods. Expenditures for maintenance and repairs, which do not materially extend the useful lives of the assets, are charged to expense as incurred. Expenditures for major renewals and betterments which substantially extend the useful life of assets are capitalized. The cost and related accumulated depreciation of assets retired or sold are removed from the respective accounts, and any gain or loss is recognized in the consolidated statements of operations and comprehensive (loss) income in other income or expenses.

Intangible assets, net

Intangible assets, net principally comprising purchased IT system. Separately acquired IT system is shown at historical cost. They have a finite useful life and are subsequently carried at cost less accumulated amortization and impairment losses. The IT system is amortized over 10 years, using the straight-line method.

PLATINUM ANALYTICS CAYMAN LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 3 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Impairment of long-lived assets

Long-lived assets are evaluated for impairment whenever events or changes in circumstances (such as a significant adverse change to market conditions that will impact the future use of the assets) indicate that the carrying amount may not be fully recoverable or that the useful life is shorter than the Company had originally estimated. When these events occur, the Company evaluates the impairment by comparing the carrying value of the assets to an estimate of future undiscounted cash flows expected to be generated from the use of the assets and their eventual disposition. If the sum of the expected future undiscounted cash flows is less than the carrying value of the assets, the Company recognizes an impairment loss based on the excess of the carrying value of the assets over the fair value of the assets. No impairment charge was recognized for the years ended September 30, 2025, 2024 and 2023, respectively.

Fair Value of Financial Instruments

ASC 825-10 requires certain disclosures regarding the fair value of financial instruments. Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The accounting standard, ASC Topic 820, Fair Value Measurements (“ASC Topic 820”) establish a three-level valuation hierarchy for disclosures of fair value measurement and enhance disclosure requirements for fair value measurements. A three-level fair value hierarchy prioritizes the inputs used to measure fair value. The hierarchy requires entities to maximize the use of observable inputs and minimize the use of unobservable inputs. The three levels of inputs used to measure fair value are as follows:

●Level 1 — inputs to the valuation methodology are quoted prices (unadjusted) for identical assets or liabilities in active markets.

●Level 2 — inputs to the valuation methodology include quoted prices for similar assets and liabilities in active markets, quoted market prices for identical or similar assets in markets that are not active, inputs other than quoted prices that are observable and inputs derived from or corroborated by observable market data.

●Level 3 — inputs to the valuation methodology are unobservable.

Unless otherwise disclosed, the fair value of the Company’s financial instruments, including cash, accounts receivable, amount due from a related party, accounts payable, amount due to related parties, accrued expenses and other liabilities, approximates their recorded values due to their short-term maturities.

PLATINUM ANALYTICS CAYMAN LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 3 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Revenue recognition

The Company adopted ASC Topic 606 Revenue from Contracts with Customers (“ASC 606”) on October 1, 2019 using the modified retrospective approach. Revenues were presented under ASC 606 and all subsequent ASUs that modified ASC 606. The core principle of the guidance is that an entity should recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. To achieve that core principle, the Company applies the following steps:

Step 1: Identify the contract (s) with a customer

Step 2: Identify the performance obligations in the contract

Step 3: Determine the transaction price

Step 4: Allocate the transaction price to the performance obligations in the contract

Step 5: Recognize revenue when (or as) the entity satisfies a performance obligation

The Company derives its revenues from two sources: (1) revenue from software development service, and (2) revenue from maintenance services or other similar services. All of the Company’s contracts with customer do not contain cancelable and refund-type provisions.

(1)	Revenue from software development service

The Company’s software development service contracts are primarily on a fixed-price basis with no variable consideration, which require the Company to perform services including designing the software as agreed upon, delivering programming source code and other documents to customer. Upon delivery of the services, customer acceptance is generally required.

There are a list of specification or function modules defined in the contract. Each specification or module are considered related each other because none of them can be delivered to customers separately. In addition, source code and documentation to be delivered to customers is a package of final deliverables, because if the delivery without a source code, the documentation is worthless to customer. Therefore, the obligations are highly interrelated to the final outcomes of the deliverables as a customer requires. As a result, the Company identified that software development service contract contains a single performance obligation, which is to conduct a full package of software development service for the customer as agreed in contracts.

When assessing whether the performance obligation is satisfied at a point in time or over time, following three factors are considered:

(1)	When the Company provides the service, the customer does not receive the benefit simultaneously, because the software developed in progress could not be used by customer as a software for alternative development till it passes its test without a bug.

(2)	When the Company provides the service, it creates an asset. However, this asset is useful for the Company at any progress but worthless for customer, because even if the customer receives the source code from the Company, the customer is not able to modify it, utilize it, improve it or make it useful, if any bugs are detected. In addition, even if the source code is received, the customer is also not able to ask third party to modify it because the time cost to understand the programming logical is high. As a result, the customer is not able to create or enhance the asset created by the Company during the software developing progress.

(3)	The contract does not contain explicit contractual terms entitling the Company to invoice at any point throughout the contract period. In addition, according to attorney’s opinion, the Company may only retain the payment received from the customer and cannot claim service fee for the extra workload completed after last milestone payment. Furthermore, the last 3-4 milestones of most contracts are testing or warranty, which are considered as low workload, but the payment of the last 3-4 milestones takes 50% of total consideration. As a result, the Company considered that the cumulative amount of milestone payments paid by the customers is not expected, at all times throughout the contract, to at least correspond to the amount that would be necessary to compensate the Company for performance completed to date. Therefore, the Company concludes that the Company does not has an enforceable right to payment for performance completed to date.

Because of the above three factors, the Company concludes that the service should be recognized in time upon completion of the performance obligation, when the software is delivered to the customer, and pass the customer’s test.

PLATINUM ANALYTICS CAYMAN LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 3 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Revenue recognition (continued)

(2)	Revenue from maintenance services or other similar services

The Company promised to provide maintenance services to customers during a period as defined in a contract. It is a distinct obligation as identified by the contract. When the Company provides the maintenance service, the customer received the benefit simultaneously. As a result, the revenue should be recognized over the period during which the Company provides the services to the customer. As the total price is fixed and the service is considered evenly distributed during the period, the revenue can be amortized on a straight line basis over the contract service period. No returns, refund and other similar obligations are incurred during each reporting period.

The following table disaggregates the Company’s revenue by major sources:

	For the years ended September 30,
	2025	2024	2023
By revenue type
Software development services	$1,496,161	$2,123,203	$581,920
Maintenance and other similar services	179,078	90,584	333
Total	$1,675,239	$2,213,787	$582,253

The following table summarizes the Company’s revenues recognized at a point in time or over time:

	For the years ended September 30,
	2025	2024	2023
Timing of revenue recognition
At a point in time	$1,496,161	$2,123,203	$581,920
Over time	179,078	90,584	333
Total	$1,675,239	$2,213,787	$582,253

Contract liability

The Company presents the consideration that a customer pays before the Company transfers a service to the customer as a contract liability when the payment is made. Unearned revenues consist of payments received related to unsatisfied performance obligation at the end of the period, included in advance from customers in the Company’s consolidated balance sheets with the balance of nil and $132,492 as of September 30, 2025 and 2024, respectively. The movement of advance from customers was as below.

Amount
September 30, 2022	$1,111,771
Addition	800,328
Recognized as revenue within the fiscal year ended September 30, 2023	(546,190)
Foreign currency translation adjustments	53,687
September 30, 2023	$1,419,596
Addition	841,528
Recognized as revenue within the fiscal year ended September 30, 2024	(2,160,788)
Foreign currency translation adjustments	32,156
September 30, 2024	$132,492
Recognized as revenue within the fiscal year ended September 30, 2025	(129,219)
Foreign currency translation adjustments	(3,273)
September 30, 2025	$-

PLATINUM ANALYTICS CAYMAN LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 3 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Cost of revenues

Cost of revenues consists primarily of salary and benefits expenses and outsourced manpower costs directly related to the software project development or maintenance.

Selling and marketing expenses

Selling and marketing expenses consist primarily of outsourced business development and marketing services, preparation of marketing collateral, and professional fees for product promotion and client engagement efforts.

General and administrative expenses

General and administrative expenses consist primarily of travelling expenses, salaries, bonuses and benefits for employees involved in general corporate functions, depreciation and amortization of fixed assets and intangible assets, legal and other professional services fees, rental, and other general corporate related expenses.

Research and development expenses

Research and development costs consist of salary and welfare expenses for the Company’s technical employees, outsourced manpower who work for the research and development of the Company’s new software or platforms and outsourced development of a generation of decentralized finance smart new platform and other research services.

Employee benefit

Laws require the Company’s entities incorporated to pay to the local labor bureau a monthly contribution calculated at a stated contribution rate on the monthly basis compensation of qualified employees. The Company has no further commitments beyond its monthly contribution. Employee social benefits included as expenses in the accompanying consolidated statements of comprehensive (loss) income amounted to $22,353, $23,837 and $123,441 for the fiscal years ended September 30, 2025 2024, and 2023, respectively.

Operating leases

The Company mainly leases administrative offices and operating centers from property owners. These are all classified as operating leases. The Company adopted ASC Topic 842 on October 1, 2022. For the fiscal years ended September 30, 2024 and 2025, the Company had no material lease arrangements that required the recognition of ROU assets or lease liabilities. The Company continues to monitor new contracts for lease components. For leases with a term of 12 months or less, the Company applies the practical expedient to not recognize ROU assets and lease liabilities, recognizing the lease payments as expense on a straight-line basis over the lease term.

The determination of whether an arrangement is or contains a lease is made at inception by evaluating whether the arrangement conveys the right to use an identified asset and whether the Company obtains substantially all of the economic benefits from and has the ability to direct the use of the asset.

The Company elected not to separate non-lease components from lease components if the lease agreements consist of both lease and non-lease components. However, for all of the Company’s long-term lease agreements, lease payment do not contain the consideration for the non-lease component and the non-lease component has its own price and is paid separately. So, the Company calculates the right-of-use (“ROU”) and lease liabilities by using the lease payment only for the use of the underlying leased assets and has no need to allocate the lease payment between the lease and non-lease component.

Under a lease, the lessees are required to recognize ROU assets and lease liabilities. ROU assets represent the Company’s right to use an underlying asset for the lease term and are recognized as the amount of the lease liabilities, adjusted for any prepaid or accrued lease payments, net of lease incentives received, unamortized initial direct costs, or impairment charges relating to the right-of-use-asset. Lease liabilities represent the Company’s obligation to make lease payments arising from the lease and are recognized at the present value of the future lease payments at the lease commencement date. As the interest rate implicit in most of the Company’s leases is not readily determinable, the Company uses its incremental borrowing rate at the lease commencement date to determine the present value of the future lease payments. The Company’s lease terms include options to renew or terminate the lease when it is reasonably certain that it will exercise the option.

Any lease with a term of 12 months or less is considered short-term. As permitted by ASC 842, short-term leases are excluded from the ROU asset and lease liabilities accounts on the consolidated balance sheets. Consistent with all other operating leases, short-term lease expenses are recorded on a straight-line basis over the lease term.

Repayments of operating lease liabilities, variable lease payments, and short-term lease payments are classified as operating activities in the consolidated statements of cash flows.

The short-term lease cost was incurred $23,989, $23,542 and $24,183 during the fiscal years ended September 30, 2025, 2024 and 2023, respectively.

PLATINUM ANALYTICS CAYMAN LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 3 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Related parties

The Company adopted ASC 850, Related Party Disclosures, for the identification of related parties and disclosure of related party transactions. Related parties include: (a) Affiliates of the entity, who directly or indirectly through one or more intermediaries, controls, is controlled by, or is under common control with an entity; (b) Entities for which investments in their equity securities would be required to be accounted for by the equity method by the investing entity; (c) Trusts for the benefit of employees, such as pension and profit-sharing trusts that are managed by or under the trusteeship of management; (d) Principal owners, who record or known beneficial owners of more than 10 percent of the voting interests, of the entity and members of their immediate families; (e) Management of the entity and members of their immediate families; (f) Other parties with which the entity may deal if one party controls or can significantly influence the management or operating policies of the other to an extent that one of the transacting parties might be prevented from fully pursuing its own separate interests; (g) Other parties that can significantly influence the management or operating policies of the transacting parties or that have an ownership interest in one of the transacting parties and can significantly influence the other to an extent that one or more of the transacting parties might be prevented from fully pursuing its own separate interests. The Company disclosed all material related party transactions in the notes to these financial statements.

Goods and service tax (“GST”) and Value added tax (“VAT”)

Revenue represents the invoiced value of goods and services, net of GST or VAT. GST is applicable in Platinum Singapore. The GST is based on gross sales price and tax rates range from 8% to 9%, depending on the calendar year of sales. GST general taxpayers are allowed to offset qualified input GST paid to suppliers against their output GST liabilities. Net GST balance between input GST and output GST is recorded in accrued expenses and other liabilities.

VAT applicable rate for Platinum SH is at 6%. Subsidiaries incorporated in Cayman and Hong Kong are not subject to the value added tax under the legal frameworks of their respective jurisdictions.

Government grant

Government grants are recognized as income in other income, net or as a reduction of specific costs and expenses for which the grants are intended to compensate. Such amounts are recognized in the consolidated statements of operations and comprehensive (loss) income upon receipt and all conditions attached to the grants are fulfilled. For the years ended September 30, 2025, 2024 and 2023, the Company received $1,520, $3,187 and $2,358, consisting of a corporate income tax (“CIT”) rebate cash grant and grants for workforce recruitment and training, included in other (expenses) income, net

Income taxes

The Company accounts for current income taxes in accordance with the laws of the relevant tax authorities. Deferred income taxes are recognized when temporary differences exist between the tax bases of assets and liabilities and their reported amounts in the consolidated financial statements. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period including the enactment date. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized.

An uncertain tax position is recognized as a benefit only if it is “more likely than not” that the tax position would be sustained in a tax examination. The amount recognized is the largest amount of tax benefit that is greater than 50% likely of being realized on examination. For tax positions not meeting the “more likely than not” test, no tax benefit is recorded. Penalties and interest incurred related to underpayment of income tax are classified as income tax expense in the period incurred. No penalties or interest relating to income taxes have been incurred for the years ended September 30, 2025, 2024 and 2023.

(Loss) income earnings per share

The Company computes earnings per share (“EPS”) in accordance with ASC 260, “Earnings per Share”. ASC 260 requires companies to present basic and diluted EPS. Basic EPS is measured as net income divided by the weighted average common share outstanding for the period. Diluted EPS is similar to basic EPS but presents the dilutive effect on a per share basis of potential common shares (e.g., convertible securities, options and warrants) as if they had been converted at the beginning of the periods presented, or issuance date, if later. The Company has no dilutive securities as of and for the years ended September 30, 2025, 2024 and 2023.

PLATINUM ANALYTICS CAYMAN LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 3 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Foreign currency translation

The functional currencies of the Company are the local currency of the country in which the subsidiaries operate. The Company’s consolidated financial statements are reported using U.S. Dollars. The results of operations and the consolidated statements of cash flows denominated in foreign currencies are translated at the average rates of exchange during the reporting period. Assets and liabilities denominated in functional currencies at the balance sheet date are translated at the applicable rates of exchange in effect on that date. The equity denominated in the functional currencies is translated at the historical rates of exchange at the time of capital contributions. Because cash flows are translated based on the average translation rates, amounts related to assets and liabilities reported on the consolidated statements of cash flows will not necessarily agree with changes in the corresponding balances on the consolidated balance sheets. Translation adjustments arising from the use of different exchange rates from period to period are included as a separate component in accumulated other comprehensive income included in consolidated statements of changes in equity. In the financial statements of the Company’s subsidiaries, transactions in currencies other than the functional currency are measured and recorded in the functional currency using the exchange rate in effect at the date of the transaction. At the balance sheet date, monetary assets and liabilities that are denominated in currencies other than the functional currency are translated into the functional currency using the exchange rate at the balance sheet date. All gains and losses arising from foreign currency transactions are recorded in the consolidated income statements during the year in which they occur.

Since the Company operates primarily in the Singapore, PRC mainland and Hong Kong, the Company’s functional currency is the Singapore dollar (“SGD”), Chinese Yuan (“RMB”) or US dollar (“US$” or “$”). The Company’s consolidated financial statements have been translated into the reporting currency of U.S. Dollars (“US$” or “$”).

The following table outlines the currency exchange rates that were used in creating the consolidated financial statements in this report:

	September 30, 2025	September 30, 2024	September 30, 2023
RMB Balance sheet items, except for equity accounts	Not applicable *	US$1=RMB 7.0176	US$1=RMB 7.2960
RMB Items in the statements of operations and cash flows	US$1=RMB 7.1896	US$1=RMB 7.2043	US$1=RMB 7.0533
SGD Balance sheet items, except for equity accounts	US$1=SGD 1.2903	US$1=SGD 1.2831	US$1=SGD 1.3656
SGD Items in the statements of operations and cash flows	US$1= SGD 1.3156	US$1= SGD 1.3406	US$1= SGD 1.3518

* The PRC entity was disposed on January 10, 2025.

A majority of the Company’s expense transactions are denominated in Singapore dollar or RMB and a significant portion of the Company’s assets and liabilities are denominated in Singapore dollar.

The Company’s functional currency is the Singapore dollar, RMB or US dollar, and the Company’s financial statements are presented in U.S. dollars. It is difficult to predict how market forces or Singapore, PRC or U.S. government policy may impact the exchange rate between the Singapore dollar, RMB and the U.S. dollar in the future. The change in the value of the Singapore dollar and RMB relative to the U.S. dollar may affect the Company’s financial results reported in the U.S. dollar terms without giving effect to any underlying changes in the Company’s business or results of operations. Currently, the Company’s assets, liabilities, revenues and costs are denominated in Singapore dollar or RMB. To the extent that the Company needs to convert U.S. dollars into Singapore dollar or RMB for capital expenditures and working capital and other business purposes, appreciation of Singapore dollar or RMB against U.S. dollar would have an adverse effect on the Singapore dollar or RMB amount the Company would receive from the conversion. Conversely, if the Company decides to convert Singapore dollar or RMB into U.S. dollar for the purpose of making payments for dividends, strategic acquisition or investments or other business purposes, appreciation of U.S. dollar against Singapore dollar or RMB would have a negative effect on the U.S. dollar amount available to the Company.

Comprehensive (loss) income

Comprehensive (loss) income consists of two components, net (loss) income and other comprehensive (loss) income. Other comprehensive (loss) income refers to revenue, expenses, gains and losses that under U.S. GAAP are recorded as an element of shareholders’ equity but are excluded from net income. Other comprehensive (loss) income consists of foreign currency translation adjustment resulting from the Company not using US$ as its functional currency.

PLATINUM ANALYTICS CAYMAN LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 3 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Segment reporting

In accordance with ASC Topic 280, Segment Reporting, the Company’s chief operating decision maker (“CODM”) has been identified as the Chief Executive Officer. The Company’s CODM reviews the consolidated financial results when making decisions about allocating resources and assessing the performance of the Company as a whole and hence, the Company has only one reportable segment. The Group’s CODM uses consolidated net income (or loss) to evaluate performance against budgets and guide resource allocation decisions. As the Company’s long-lived assets are substantially located in the Singapore and substantially the Company’s revenues are derived from the Singapore, no geographical segments are presented. The Company operates and manages its business in software related services as a single segment.

Concentrations of credit risks

Assets that potentially subject the Company to a significant concentration of credit risk primarily consist of cash, accounts receivable and other current assets. The maximum exposure of such assets to credit risk is their carrying amounts as at the balance sheet dates. The Company conducts credit evaluations of its customers and suppliers, and generally does not require collateral or other security from them. The Company establishes an accounting policy to provide for allowance for doubtful accounts based on the individual customer’s and supplier’s financial condition, credit history, and the current economic conditions.

(a)	Significant customers

Major customers that make up 10% or more of revenue are as below:

	For the years ended September 30,
	2025	2024	2023
Customer A	84.9%	75.9%	12.5%
Customer B	*	23.2%	*
Customer C	12.1%	*	*
Customer D	*	*	40.9%
Customer E	*	*	46.5%

*	Represented the percentage less than 10%

Major customers that make up 10% or more of accounts receivable are as below:

	As of September 30,
	2025	2024	2023
Customer A	91.8%	14.7%	70.8%

(b)	Significant suppliers

Major suppliers that make up 10% or more of purchase are as below:

	For the years ended September 30,
	2025	2024	2023
Supplier A	88.2%	63.1%	47.3%
Supplier B	*	*	15.0%

Major suppliers that make up 10% or more of accounts payable are as below:

	As of September 30,
	2025	2024	2023
Supplier C	56.3%	*	*
Supplier D	19.4%	*	*
Supplier E	11.2%	*	12.6%
Supplier F	*	50.4%	35.2%
Supplier G	*	16.2%	*
Supplier H	*	*	18.6%
Supplier I	*	*	12.8%

*	Represented the percentage less than 10%

PLATINUM ANALYTICS CAYMAN LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 3 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Recent accounting pronouncements

The Company is an “emerging growth company” (“EGC”) as defined in the Jumpstart Our Business Startups Act of 2012 (the “JOBS Act”). Under the JOBS Act, EGC can delay adopting new or revised accounting standards issued subsequent to the enactment of the JOBS Act until such time as those standards apply to private companies. As a result, the Company’s operating results and financial statements may not be comparable to the operating results and financial statements of other companies who have adopted the new or revised accounting standards.

In March 2023, the FASB issued new accounting guidance, ASU 2023-01, for leasehold improvements associated with common control leases, which is effective for fiscal years beginning after December 15, 2023, including interim periods within those fiscal years. Early adoption is permitted for both interim and annual financial statements that have not yet been made available for issuance. The new guidance introduced two issues: terms and conditions to be considered with leases between related parties under common control and accounting for leasehold improvements. The goals for the new issues are to reduce the cost associated with implementing and applying Topic 842 and to promote diversity in practice by entities within the scope when applying lease accounting requirements. ASU 2023-01 is effective for the Company for annual and interim reporting periods beginning October 1, 2024. The Company concluded that no effect of the adoption of this ASU.

In October 2023, the FASB issued ASU 2023-06, Disclosure Improvements — codification amendments in response to SEC’s disclosure Update and Simplification initiative which amend the disclosure or presentation requirements of codification subtopic 230-10 Statement of Cash Flows—Overall, 250-10 Accounting Changes and Error Corrections— Overall, 260-10 Earnings Per Share— Overall, 270-10 Interim Reporting— Overall, 440-10 Commitments—Overall, 470-10 Debt—Overall, 505-10 Equity—Overall, 815-10 Derivatives and Hedging—Overall, 860-30 Transfers and Servicing—Secured Borrowing and Collateral, 932-235 Extractive Activities— Oil and Gas—Notes to Financial Statements, 946-20 Financial Services— Investment Companies— Investment Company Activities, and 974-10 Real Estate—Real Estate Investment Trusts—Overall. Many of the amendments allow users to more easily compare entities subject to the SEC’s existing disclosures with those entities that were not previously subject to the SEC’s requirements. Also, the amendments align the requirements in the Codification with the SEC’s regulations. For entities subject to existing SEC disclosure requirements or those that must provide financial statements to the SEC for securities purposes without contractual transfer restrictions, the effective date aligns with the date when the SEC removes the related disclosure from Regulation S-X or Regulation S-K. Early adoption is not allowed. For all other entities, the amendments will be effective two years later from the date of the SEC’s removal. The Company is in the process of evaluating the effect of the adoption of this ASU.

PLATINUM ANALYTICS CAYMAN LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 3 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

In December 2023, the FASB issued ASU 2023-09, which is an update to Topic 740, Income Taxes. The amendments in this update related to the rate reconciliation and income taxes paid disclosures improve the transparency of income tax disclosures by requiring (1) consistent categories and greater disaggregation of information in the rate reconciliation and (2) income taxes paid disaggregated by jurisdiction. The amendments allow investors to better assess, in their capital allocation decisions, how an entity’s worldwide operations and related tax risks and tax planning and operational opportunities affect its income tax rate and prospects for future cash flows. 5 The other amendments in this Update improve the effectiveness and comparability of disclosures by (1) adding disclosures of pretax income (or loss) and income tax expense (or benefit) to be consistent with U.S. Securities and Exchange Commission (SEC) Regulation S-X 210.4-08(h), Rules of General Application—General Notes to Financial Statements: Income Tax Expense, and (2) removing disclosures that no longer are considered cost beneficial or relevant. For public business entities, the amendments in this Update are effective for annual periods beginning after December 15, 2024. For entities other than public business entities, the amendments are effective for annual periods beginning after December 15, 2025. Early adoption is permitted for annual financial statements that have not yet been issued or made available for issuance. The amendments in this Update should be applied on a prospective basis. Retrospective application is permitted. We are evaluating the effect this guidance will have on our tax disclosures.

On November 4, 2024, the FASB has released ASU 2024-03, Income Statement — Reporting Comprehensive Income — Expense Disaggregation Disclosures. The purpose of this update is to improve the disclosures about a public business entity’s expenses and address requests from investors for more detailed information about the types of expenses (including purchases of inventory, employee compensation, depreciation, amortization, and depletion) in commonly presented expense captions (such as cost of sales, selling expenses, general and administrative expenses, and research and development expenses). ASU 2024-04 is effective for all public business entities, for annual reporting periods beginning after December 15, 2026, and interim reporting periods within annual reporting periods beginning after December 15, 2027. Any entity qualified as public business (“PBEs”) entity shall apply ASU 2024-04 prospectively to financial statements issued for current period and all comparative periods. PBEs shall apply the amendments in this update either (1) prospectively to financial statements issued for reporting periods after the effective date or (2) retrospectively to any or all prior periods presented in the financial statements. Early adoption is permitted. The Group is in the process of evaluating the impact of adopting this new guidance on its consolidated financial statements.

Other accounting standards that have been issued by FASB that do not require adoption until a future date are not expected to have a material impact on the consolidated financial statements upon adoption. The Company does not discuss recent standards that are not anticipated to have an impact on or are unrelated to its consolidated financial condition, results of operations, cash flows or disclosures.

PLATINUM ANALYTICS CAYMAN LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 4 – ACCOUNTS RECEIVABLE, NET

	September 30, 2025	September 30, 2024
Accounts receivable	$156,614	$48,111
Less: allowance for credit loss	-	-
Account receivable, net	$156,614	$48,111

No expected credit losses were recognized for expected credit losses for accounts receivable for the years ended September 30, 2025, 2024 and 2023, respectively. No allowance for expected credit loss was written off for the years ended September 30, 2025, 2024 and 2023, respectively.

Up to December 31, 2025, substantially all of the Company’s accounts receivable have been collected.

NOTE 5 — PREPAYMENTS

Prepayments consisted of the following:

	September 30, 2025	September 30, 2024
Prepaid expenses(1)	$3,678,951	$55,000
Prepaid taxes	-	1,552
Total	$3,678,951	$56,552

(1)	The balance represents the prepaid expenses to various suppliers, including but not limited to prepaid system development fee, prepaid data collection expense, prepaid marketing expense and other miscellaneous expenses.

PLATINUM ANALYTICS CAYMAN LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 6 — PROPERTY AND EQUIPMENT, NET

Property and equipment, net, consist of the following:

	September 30, 2025	September 30, 2024
Electronic equipment	$139,158	$145,376
Less: accumulated depreciation	(139,158)	(99,902)
Property and equipment, net	$-	$45,474

Depreciation expense for the years ended September 30, 2025, 2024 and 2023 amounted to $44,085, $37,041 and $42,186, respectively.

NOTE 7 — INTANGIBLE ASSETS, NET

Intangible assets, net, consist of the following:

	September 30, 2025	September 30, 2024
IT system	$62,597	$62,948
Less: accumulated amortization	(23,473)	(17,311)
Intangible assets, net	$39,124	$45,637

Amortization expense for the years ended September 30, 2025, 2024 and 2023 amounted to $6,139, $6,025 and $5,975, respectively.

NOTE 8 —OTHER NON-CURRENT ASSETS

	As of September 30,
	2025	2024
Security deposit	$4,077	$8,277

PLATINUM ANALYTICS CAYMAN LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 9 — RELATED PARTY BALANCES AND TRANSACTIONS

The Company records transactions with various related parties. These related party balances as of September 30, 2025 and 2024 and transactions for the years ended September 30, 2025, 2024 and 2023 are identified as follows:

(1)	Related party with transactions and related party relationships

Name of Related Party	Relationship to the Company
Zheng, Huiyi	Chief Executive Officer (“CEO”), Chairman of the Board of Directors
Bao, Qihong	Chief Technology Officer (“CTO”) and Director of the Company
Carrie Choy	A senior officer of the Company
Shanghai Borui Finance Information Limited	An entity controlled by CEO of the Company

(2)	Significant Related Party Transactions

Sales to a related party

	For the years ended September 30,
	2025	2024	2023
Shanghai Borui Finance Information Limited	$-	$19,642	$-

The Company provided a software development service to the related party.

Purchases from a related party

	For the years ended September 30,
	2025	2024	2023
Shanghai Borui Finance Information Limited- software development	$313,631	$389,163	$247,429
Shanghai Borui Finance Information Limited- research and development	-	100,869	151,080
Total	$313,631	$490,032	$398,509

The related party provided IT professional outsourcing service to the Company for the Company’s software development purpose or research and development purpose.

Prepaid service fee to a related party

	For the years ended September 30,
	2025	2024	2023
Shanghai Borui Finance Information Limited	$-	$206,133	$-

Cash advanced from related parties

	For the years ended September 30,
	2025	2024	2023
Zheng, Huiyi	$75,433	$22,378	$95,196
Bao, Qihong	-	490,000	65,000
Carrie Choy	13,000	199,557	-
Total	$88,433	$711,935	$160,196

Repayments of amounts due to a related party

	For the years ended September 30,
	2025	2024	2023
Zheng, Huiyi	$98,814	$-	$-

(3)	Amounts due from a related party

	As of September 30,
	2025	2024
Amounts due from a related party
Shanghai Borui Finance Information Limited – prepaid service fee	-	215,370
Shanghai Borui Finance Information Limited – advance payment	-	159,471
Total	$-	$374,841

The amounts due from a related party are nil and $374,841 as of September 30, 2025 and 2024, respectively, represented the advance payment to management for business operation and prepaid service fee for software development.

PLATINUM ANALYTICS CAYMAN LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 9 — RELATED PARTY BALANCES AND TRANSACTIONS (continued)

(4)	Amounts due to related parties

	As of September 30,
	2025	2024
Amounts due to related parties
Zheng, Huiyi	$99,734	$123,674
Bao, Qihong	568,000	555,000
Carrie Choy	193,987	208,500
Total	$861,721	$887,174

The amounts due to Zheng, Huiyi are interest free with due date of February 23, 2027, February 27, 2027, and June 20, 2027, with amount of $60,000, $35,000, $4,734, respectively.

The amounts due to Bao, Qihong are interest free with amount of $60,000 at maturity date of February 23, 2027, with amount of $5,000 at maturity date of March 25, 2027, with amount of $120,000 at maturity date of September 6, 2026, amount of $370,000 at maturity date of September 23, 2026 and amount of $13,000 at maturity date of July 17, 2027.

The amounts due to Carrie Choy are interest free with amount of $89,360 at maturity date of August 6, 2026 and amount of $104,627 at maturity date of July 22, 2026. The loans can be extended for another year upon both parties agreement.

NOTE 10 — TAXES

(a)	Corporate Income Taxes (“CIT”)

Cayman Islands

The Company is incorporated in the Cayman Islands and is not subject to tax on income or capital gains under the laws of Cayman Islands. Additionally, the Cayman Islands does not impose a withholding tax on payments of dividends to shareholders.

Singapore

Under Singapore tax laws, the corporate income tax rate varies from year to year. For the years ended September 30, 2025, the corporate income tax rate was 17%. Platinum Singapore applied the tax rate of 17% for its provision for current income and deferred taxes. Net operating loss will be carried forward indefinitely under Singapore profits tax regulation. The accumulated operating loss were $3,438,013 and $3,888,320 as of September 30, 2025 and 2024, respectively.

Others

Subsidiaries incorporated in other countries are subject to the respective applicable corporate income tax rates of the countries where they are resident.

PLATINUM ANALYTICS CAYMAN LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 10 — TAXES (continued)

i)	The components of the income tax provision are as follows:

	For the year ended September 30, 2025	For the year ended September 30, 2024	For the year ended September 30, 2023
Current tax expense	$-	$-	$-
Deferred tax expense	$-	$-	$-
Total income tax expense	$-	$-	$-

Income (loss) before provision for income taxes is attributable to the following geographic locations for the years ended September 30, 2025, 2024 and 2023:

	For the year ended September 30,	For the year ended September 30,	For the year ended September 30,
	2025	2024	2023
Cayman	$(2,412,935)	$(4,180)	$(75)
Singapore	420,368	920,807	(1,088,213)
Hong Kong and PRC	(24,226)	(23,128)	(101,304)
Elimination	(5,782)	(115,117)	(47,628)
Total (loss)/income before Income Taxes	$(2,022,575)	$778,382	$(1,237,220)

ii)	The following table reconciles Singapore statutory rates to the Company’s effective tax rate:

	For the year ended September 30,	For the year ended September 30,	For the year ended September 30,
	2025	2024	2023
Income tax expense at Singapore statutory income tax rate	$(343,837)	$132,325	$(210,327)
Impact of different tax rates in other jurisdictions and elimination	409,252	18,733	291
Tax effect of disposal of subsidiaries*	842,272	-	-
Permanent difference	-	806	14,338
Effect of change in valuation allowance	(907,687)	(151,864)	195,698
Income tax expense (benefit)	$-	$-	$-
Effective income tax rate	0.0%	0.0%	0.0%

*	The amount represents the derecognition of deferred tax assets and the corresponding valuation allowance associated with the disposal of a subsidiary during the year ended September 30, 2025.

PLATINUM ANALYTICS CAYMAN LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 10 — TAXES (continued)

iii)	The following table summarizes deferred tax assets and liabilities resulting from differences between financial accounting basis and tax basis of assets and liabilities:

	September 30, 2025	September 30, 2024
Deferred tax assets:
Net operating losses	$584,462	$1,497,239
Total deferred tax assets	584,462	1,497,239
Less: Valuation allowance	(584,462)	(1,497,239)
Total deferred tax assets, net of valuation allowance	$-	$-

Valuation allowance movement is as follows:

	For the year ended September 30,	For the year ended September 30,	For the year ended September 30,
	2025	2024	2023
Beginning balance	$1,497,239	$1,574,555	$1,372,010
Additions	6,048	5,479	195,698
Reversals	(913,735)	(157,343)	-
Foreign currency translation adjustments	(5,090)	74,548	6,847
Ending balance	$584,462	$1,497,239	$1,574,555

(b)	Uncertain tax positions

Under relevant Singapore tax laws, tax cases are normally subject to investigation by the tax authority for up to 4 years of assessment prior to the current year of assessment for Corporate Income Tax, and 5 years from the end of the prescribed accounting period for Goods and Services Tax.

As of September 30, 2025, Corporate Income Tax returns for the years of assessment 2025 remain open for statutory examination and the Company had no open tax investigations from the tax authority.

PLATINUM ANALYTICS CAYMAN LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 11 — SHAREHOLDERS’ EQUITY

Ordinary shares

The Company was established by founding shareholders under the laws of the Cayman Islands on with ordinary shares authorized 5,000,000, $0.01 par value, 88,000 ordinary shares issued and outstanding on October 6, 2016.

From June 2017 till February 17, 2022, the Company issued 1,058,117 shares to different shareholders. As of September 30, 2024, 2023 and 2022, 1,146,117 ordinary shares were issued and outstanding.

On March 31, 2025, the authorized share capital of the Company was changed from US$50,000.00 divided into 5,000,000 ordinary shares of par value of US$0.01 each, to US$50,000.00 divided into 100,000,000 Class A Ordinary Shares and 25,000,000 Class B Ordinary Shares. On the same day, with effect a 1:25 stock forward split and re-designation and re-classification of shares, the Company’s total issued and outstanding shares of Class A and Class B were 16,191,700 shares and 12,461,225 shares, respectively.

Each fully paid Class A Ordinary Share shall be entitled to one (1) vote on all matters subject to the vote at general meetings of the Company, and each fully paid Class B Ordinary Share shall be entitled to twenty (20) votes on all matters subject to the vote at general meetings of the Company. Class A and Class B Ordinary Shares have equal rights in dividends and residual net assets on a per share basis. Additionally, Class B Ordinary Shares are convertible into Class A Ordinary Shares on a one-to-one basis at the option of the holder or automatically upon transfer to a non-affiliate.

On June 6, 2025, the Company took effect a share surrendering, to surrender 45 shares out of every 100 shares. Immediately after the share surrendering, the Company’s total issued and outstanding shares of Class A and Class B were 8,905,435 shares and 6,853,674 shares, respectively.

On September 18, 2025, the Company entered into an underwriting agreement (the “Underwriting Agreement”) with Kingswood Capital Partners, LLC as representative of the underwriters (the “Representative”), relating to the Company’s IPO of 2,300,000 Class A ordinary shares, par value $0.0004 per share, which included the Representative’s full exercise of its over-allotment option.

On September 22, 2025, the Company closed the IPO. The Ordinary Shares were priced at $4.00 per share, and the offering was conducted on a firm commitment basis. The Ordinary Shares were previously approved for listing on The Nasdaq Capital Market and commenced trading under the ticker symbol “PLTS” on September 19, 2025.

The above-mentioned share split and surrender of both Class A and Class B Ordinary Shares have been accounted for on a retroactive basis and reflected in the comparative financial information presented in these consolidated financial statements.

Statutory reserve and restricted net assets

As stipulated by relevant PRC laws and regulations, the Company’s subsidiaries and affiliated entities in the mainland PRC (exclusive of Hong Kong) must take appropriations from tax profit to non-distributive funds. These reserves include general reserve and the development reserve.

The statutory reserve requires annual appropriation 10% of after-tax profits at each year-end until the balance reaches 50% of a mainland PRC company’s registered capital. Other reserve is set aside at the Company’s discretion. These reserves can only be used for general enterprise expansion and are not distributable as cash dividends. No general reserve were provided as of September 30, 2024. As the Platinum HK and Platinum SH were disposed on January 10, 2025, the general reserve requirements are no longer applicable to these entities. Consequently, no further appropriations to the general reserve will be recognized for these companies following the completion of the disposal.

Because the Company’s operating subsidiary in the mainland PRC can only be paid out of distributable profits reported in accordance with mainland PRC accounting standards, the Company’s operating subsidiary in the mainland PRC was restricted from transferring a portion of their net assets to the Company. The restricted amounts include the paid-in capital and statutory reserves of the Company’s entity in the mainland PRC. Consequent to the disposal of Platinum SH on January 10, 2025, the Company ceased to hold any operating subsidiaries in the mainland PRC subject to statutory reserve requirements. Accordingly, the aggregate amount of paid-in capital and statutory reserves, which represented the amount of net assets of the mainland PRC entity not available for distribution was $nil as of September 30, 2025, compared to $2,985,000 as of September 30, 2024.

NOTE 12 — COMMITMENTS AND CONTINGENCIES

Commitments

Other than the commitments discussed in Note 9, we did not have any other significant capital or other commitment as of September 30, 2025 and 2024.

Contingencies

From time to time, the Company is subject to certain legal proceedings, claims and disputes that arise in the ordinary course of business. Although the outcomes of these legal proceedings cannot be predicted, the Company does not believe these actions, in the aggregate, will have a material adverse impact on its financial position, results of operations or liquidity. As of September 30, 2025, the Company has no significant outstanding litigation.

NOTE 13 — SUBSEQUENT EVENTS

On October 3, 2025, the U.S. Securities and Exchange Commission (“SEC”) issued an order suspending trading in the Company’s securities on Nasdaq for the period from 4:00 a.m. Eastern Time on October 6, 2025 through 11:59 p.m. Eastern Daylight Time on October 17, 2025, as previously disclosed in the Company’s Form 6-K filed on October 9, 2025. On October 7, 2025, the Company received an information request from the Nasdaq Stock Market LLC (“Nasdaq”) for certain information and documents in connection with its review of the trading in the Company’s securities.

Trading in the Company’s securities still remains suspended as of the report date of these consolidated financial statements and the Company continues to cooperate with both the SEC and Nasdaq. Uncertainty remains as to the timing of any resumption of trading or the outcome of the regulatory reviews. The Company has not yet determined whether these matters will have a material impact on its future results of operations, financial condition, or liquidity, and no estimate of such impact can be made at this time.

